EQUINOX GOLD CORP., SOLIUS ACQUIRECO INC.
and LEAGOLD MINING CORPORATION
as Borrowers

and

THE BANK OF NOVA SCOTIA
as Administrative Agent

and

THE BANK OF NOVA SCOTIA, BMO CAPITAL MARKETS,
ING CAPITAL LLC and NATIONAL BANK FINANCIAL MARKETS
as Mandated Lead Arrangers and Joint Bookrunners

and

BMO CAPITAL MARKETS, ING CAPITAL LLC
and NATIONAL BANK FINANCIAL MARKETS
as Co-Syndication Agents

and

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, ING CAPITAL LLC, NATIONAL BANK OF CANADA AND THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of May 13, 2024

Fasken Martineau DuMoulin LLP
Toronto, Ontario

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FOURTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 13, 2024 between Equinox Gold Corp., a corporation existing under the laws of the Province of British Columbia ("Equinox"), Solius AcquireCo Inc., a corporation existing under the laws of the State of Delaware ("Solius") and Leagold Mining Corporation, a corporation existing under the laws of the Province of British Columbia ("Leagold" and, together with Equinox and Solius, the "Borrowers" and each individually, a "Borrower") and The Bank of Nova Scotia and the other lending institutions from time to time parties hereto as Lenders and The Bank of Nova Scotia, as Administrative Agent.

WHEREAS Equinox, Leagold and Solius, as borrowers, certain lenders party thereto and The Bank of Nova Scotia, as administrative agent, entered into a third amended and restated credit agreement dated July 28, 2022 (as amended to the date hereof, the "Existing Credit Agreement");

AND WHEREAS the Borrowers have requested the RCF Lenders continue to provide to them a certain revolving credit facility and that the TL Lenders establish in favour of Equinox a certain non-revolving credit facility, in each case for the purposes set forth in Section 11.1(c), and the parties hereto otherwise wish to amend and restate the Existing Credit Agreement on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

"$" or "Dollars" denotes U.S. Dollars.

"2022 Restatement Date" means July 28, 2022.

"Accommodation" means any extension of credit made by a Finance Party to a Borrower under this agreement including, for greater certainty, an extension of credit by way of a Loan or Letter.

"Accordion Agreement" means an agreement in the form of Schedule R hereto (or in such other form having substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, an Accordion Lender and the Administrative Agent pursuant to Section 2.6.

Fourth Amended and Restated Credit Agreement - Equinox

"Accordion Effective Date" means in respect of an increase to the RCF Facility requested by the Borrower in accordance with Section 2.6, the date on which an Accordion Agreement has been duly executed and delivered by each of the applicable Accordion Lender(s), the Administrative Agent and the Borrowers and received by the Administrative Agent.

"Accordion Lender" means an RCF Lender or a proposed new RCF Lender acceptable to the Administrative Agent and the Issuing Lenders, acting reasonably, that has agreed to accept an additional Individual Commitment with respect to the RCF Facility or an initial Individual Commitment with respect to the RCF Facility designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.6.

"Accordion Notice" shall have the meaning ascribed thereto in Subsection 2.6(a).

"Acquisition" means:

(a) if the acquisition is a share purchase of a Person, Equinox shall own, directly or indirectly, all of the Shares of such Person following the completion of such acquisition (but not before); or

(b) if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

"Adjusted Term SOFR Rate" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment; provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this agreement.

"Administrative Agent" means The Bank of Nova Scotia, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

"Affiliate" means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person, (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, "body corporate" shall include a chartered bank and (iii) in relation to Investec Bank plc, includes Investec Limited and each of its Subsidiaries.

"Agency Fee Letter" means the amended and restated administrative agency fee letter dated May 13, 2024 entered into by the Borrowers and The Bank of Nova Scotia.

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"Anti-Corruption Laws" means all laws, rules, and regulations having force of law of any jurisdiction applicable to the Obligors from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, the Ley General de Responsabilidades Administrativas (Mexico), Prevention of Corruption 2011 (Barbados), Bribery Act 2010 (United Kingdom), Clean Company Act or Anti-Corruption Law (Federal Law No. 12.846, Decree No. 8.420 of March 18, 2015), the Administrative Improbity Law (Federal Law No. 8.429 of June 2, 1992) and the Public Bidding Law (Federal Law No. 8.666 of June 21, 1993), the relevant provisions of the Dutch Criminal Code (Wetboek van strafrecht) (the Netherlands).

"Anti-Corruption Policy" means the anti-bribery and anti-corruption policy of Equinox.

"Anti-Money Laundering and Terrorism Legislation" means the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the laws comprising or implementing the "Bank Secrecy Act", 31 U.S.C. §§ 5311 et seq., the Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Mexico), the Money Laundering and Financing of Terrorism (Prevention and Control) (Barbados), the Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017 (SI 2017 No. 692) (United Kingdom), the Proceeds of Crime Act 2002, as amended (United Kingdom), the Money Laundering Regulations 2007 (SI 2007 No. 2157) (United Kingdom), the Terrorism Act 2000, as amended (United Kingdom), Federal Law No. 9.613 of March 3, 1998, as amended by Law No. 12.683 of July 9, 2012 (Anti-Money Laundering Act) (Brazil); the Anti-Money Laundering and Anti-Terrorist Financing Act (Wet ter voorkoming van witwassen en financieren van terrorisme) (the Netherlands) and any other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws, including any guidelines or orders thereunder.

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

"Applicable Maturity Date" means the RCF Maturity Date or the TL Maturity Date, as the context so requires.

"Applicable Prepayment Amount" means, in respect of (i) any Insurance Prepayment Trigger Event, an amount equal to the gross cash proceeds received by or on behalf of an Obligor in respect of such Prepayment Trigger Event and (ii) with respect to any High Yield Prepayment Trigger Event, an amount equal to the principal amount of all Indebtedness raised pursuant to any such offering minus an amount equal to the proceeds thereof which were applied by Equinox to the permanent repayment and cancellation of the Second Mubadala Convertible Debenture and the Second Pac Road Convertible Debentures,

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less, in each of the foregoing cases, the sum of:

(a) the amount, if any of all Taxes paid or estimated to be payable by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event; and

(b) reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of the relevant Obligor in connection with such Prepayment Trigger Event.

"Applicable Rate" means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate Letter issuance fees or the rate per annum used to calculate standby fees as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.7 and (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above.  At any time that an Event of Default occurs and is continuing, the Applicable Rate shall, if the Administrative Agent so notifies the Borrowers, be increased by an additional 2.00% per annum. Notwithstanding the foregoing (A) the Applicable Rate for the Fiscal Quarters starting April 1, 2024 and July 1, 2024 shall be set at Level VII regardless of the Total Net Leverage Ratio reported for such Fiscal Quarters and (B) subject always to Section 7.7, (i) if Equinox fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Total Net Leverage Ratio shall be deemed as from such date to be at Level VII until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

"Aurizona" means Aurizona Goldfields Corporation.

"Aurizona Entities" means, collectively, Equinox, Luna Gold Corp., Aurizona, Luna Gold Pesquisa Mineral LTDA, and Mineração Aurizona S.A.

"Aurizona Mine" means the gold underground and open pit mine known as the Aurizona Mine located in Maranhão State, Brazil near the confluence of the Duas Antas River and the Maracucume River.

"Aurizona Royalty Agreement" means the Aurizona royalty agreement dated as of May 7, 2015 among Luna Gold Corp., Mineração Aurizona S.A. and Sandstorm (as successor in interest to Sandstorm Canada pursuant to an assignment and assumption agreement).

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"Aurizona Royalty Documents" means the Aurizona Royalty Agreement and each of the other "Aurizona Royalty Documents" as defined in the Mubadala/Sandstorm Intercreditor Agreement.

"Aurizona Royalty Obligations" means all indebtedness, liabilities and other obligations of the Aurizona Entities pursuant to and under the Aurizona Royalty Documents to which such Aurizona Entities are party.

"Available Credit" means, at any particular time with respect to the RCF Facility, the amount, if any, by which the RCF Credit Limit at such time exceeds the amount of credit outstanding under the RCF Facility at such time.

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to clause (e) of Section 3.12.

"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"Bail-In Legislation" means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings); and

(c) in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

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"Banking Day" means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario and Montreal, Quebec and (y) (i) when used in respect of Base Rate Loans, any such day which is also a day on which banks generally are open for business in New York, New York and on which transactions can be carried on in the London interbank market and (ii) when used in respect of Term Benchmark Loans, any U.S. Government Securities Business Day.

"Base Rate" means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum and (b) the Base Rate Canada at such time.

"Base Rate Canada" means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year).  If at any time Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

"Base Rate Loan" means monies lent by the Lenders to a Borrower hereunder and upon which interest accrues at a rate referable to the Base Rate.

"Benchmark" means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.12.

"Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a) the sum of (i) Daily Simple SOFR and (ii) 0.10% (10 basis points); or

(b) the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and a Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

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If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and a Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(i) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(ii) in the case of clause (c) of the definition of "Benchmark Transition Event," the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

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(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any other Credit Document in accordance with Section 3.12.

"Beneficial Ownership Certification" means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association or such other form satisfactory to the Lender requesting the subject certification.

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"Beneficial Ownership Regulation" means United States 31 C.F.R. § 1010.230.

"Blocking Law" means Council of the European Union regulation (EC) No 2271/1996 of 22 November 1996 or any law or regulation implementing such regulation in any member state of the European Union or the United Kingdom of Great Britain and Northern Ireland.

"Branch of Account" means the Wholesale Banking Operations of the Administrative Agent located at 720 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrowers and the Administrative Agent may agree upon.

"Canadian Obligors" each of the Obligors domiciled in Canada (or any province, territory or state therein, as applicable).

"Capital Lease" means a lease that would, in accordance with GAAP, be treated as a balance sheet liability (other than a lease that would, in accordance with GAAP in force prior to January 1, 2019 be treated as an operating lease). All leases of any Person that are or would be characterized as operating leases in accordance with GAAP prior to January 1, 2019 (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capital Leases) for all purposes of this Agreement (except that financial statements delivered pursuant to Section 11.1(b) shall reflect such operating leases in accordance with GAAP as in effect at the time of such delivery) regardless of any change in GAAP following the date that would otherwise require such leases to be recharacterized as Capital Leases.

"Capital Reorganization" means any change in the issued and outstanding Shares of an Obligor.

"Cash" means cash and Cash Equivalents of Equinox determined on a consolidated basis.

"Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States (or any state thereof) or Canadian (or any province thereof) governments or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit or time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 (or the Exchange Equivalent thereof), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated A1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition.

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"Cash Management Agreements" means any cash management agreement (including any mirror netting agreement) which an Obligor enters into in the ordinary course of business with a Lender.

"Cash Proceeds of Realization" means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

"Castle Mountain" means Castle Mountain Venture, a general partnership existing under the laws of California.

"Castle Mountain Collateral" means all right, title and interest of any of the Castle Mountain Entities to the "Property", as defined in the Franco-Nevada Royalty Agreement.

"Castle Mountain Entities" means, collectively, NewCastle Gold Ltd., Telegraph Gold Inc., Solius Holdco, Viceroy Gold Corporation and Castle Mountain.

"Castle Mountain Mine" means the Castle Mountain gold mine located in San Bernardino County, California.

"Centerra" means Centerra Gold Inc., a corporation existing under the laws of Canada.

"Centerra Debentures" means (i) the closing collateral debenture in the principal sum of $125,000,000 dated January 19, 2021 and (ii) the post-closing collateral debenture in the principal sum of $125,000,000 dated January 19, 2021, in each case granted by Greenstone Gold Mines GP Inc. to and in favour of Centerra, which debentures create a Lien over the Greenstone Project as collateral security for the payment and performance of the Centerra Payments.

"Centerra Hardrock SPA" means the purchase agreement dated as of December 15, 2020 among Centerra, AuRico Canadian Royalties Holdings Inc., OMF Fund II (Sc) Ltd., Premier Gold Mines Limited, Premier Hardrock, Greenstone Gold Mines GP Inc. and Greenstone Gold Mines LP, as amended by an extension agreement dated January 11, 2021 and as further amended on January 15, 2021.

"Centerra Payments" has the meaning ascribed thereto in the Greenstone Project Joint Venture Agreement.

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"Change in Law" means the occurrence, after the date of this agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body. For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all requests, rules, guidelines or directives thereunder or issued in connection therewith and promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall be deemed to be a "Change in Law", regardless of the date enacted, adopted, promulgated or issued.

"Change of Control" means and shall be deemed to have occurred if any Person or group of Persons acting "in concert" (as contemplated by the Securities Act (British Columbia)), shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of Equinox having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of Equinox or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of the Equinox.

"Confirmation" means the confirmation dated the date hereof, entered into by each Obligor party thereto in favour of the Administrative Agent and each other Finance Party.

"Conforming Changes" means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Banking Day," the definition of "U.S. Government Securities Business Day", the definition of "Interest Period" or any similar or analogous definition (including the addition of a concept of "interest period"), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Documents).

"Control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and "Controlled" shall have a similar meaning.

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"Conversion Notice" shall have the meaning ascribed thereto in Section 6.2.

"Convertible Debenture Payment" means (a) any purchase, retirement or other acquisition, in whole or in part, of any Convertible Debentures made by Equinox with cash or (b) the payment or repayment of principal under any Convertible Debenture made by Equinox with cash.

"Convertible Debentureholders" means Mubadala and Pac Road.

"Convertible Debentures" means the First Mubadala Convertible Debenture, the Second Mubadala Convertible Debenture and the Pac Road Convertible Debentures and "Convertible Debenture" means any one of the Convertible Debentures, as the context may require.

"Convertible Debentures Agency Agreement" means the administrative agency agreement to be entered between the Convertible Debentures Agent and the Convertible Debentureholders.

"Convertible Debentures Agent" means MDC Industry Holding Company LLC as administrative agent for and on behalf of itself and the other Convertible Debentureholders and any successor thereto pursuant to the terms of the Convertible Debentures Agency Agreement.

"Convertible Debentures Documents" means the Convertible Debentures and any other documents evidencing the indebtedness, liabilities and obligations owed by the Obligors to the Convertible Debentureholders in connection with the issuance of the Convertible Debentures, the Convertible Debentures Guarantees and the Convertible Debentures Security Documents.

"Convertible Debentures Guarantees" means the guarantees entered into by the Obligors to guarantee the Convertible Debentures Obligations.

"Convertible Debentures Obligations" means all indebtedness, liabilities and other obligations of the Obligors pursuant to and under the Convertible Debentures Documents to which such Obligors are party.

"Convertible Debentures Security" means, subject to the Omnibus Intercreditor Agreement, the 2nd priority Liens in the Secured Assets securing the Convertible Debentures Obligations.

"Convertible Debentures Security Documents" means the security documents evidencing the Convertible Debentures Security.

"Corporate Reorganization" means any change in the legal existence of any Obligor (other than a Capital Reorganization) including by way of amalgamation, merger, division, plan of division, winding up, dissolution, continuance or plan of arrangement.

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"Credit Documents" means this agreement, the Guarantees, the Fee Letters, the Security Documents, the Perfection Certificates, the Franco-Nevada/Mubadala Intercreditor Agreement, the Mubadala/Sandstorm Intercreditor Agreement, the Omnibus Intercreditor Agreement, the Nomad Acknowledgment Agreement, the Confirmation, Post-Closing Undertaking and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding the Secured Risk Management Agreements and the Cash Management Agreements.

"Credit Excess" means, as at a particular date and with respect to the RCF Facility, the amount, if any, by which the aggregate amount of credit outstanding thereunder as at the close of business on such date exceeds the Total Commitment Amount in respect of the RCF Facility as at the close of business on such date.

"Credit Facilities" means the TL Facility and the RCF Facility and "Credit Facility" means either of the Credit Facilities, as the context so requires.

"Credit Facilities Termination Date" means the date on which all Secured Obligations of the Borrowers under or in connection with each Credit Facility has been permanently paid in full and the Lenders have no commitment to provide credit to either Borrower under or in connection with either Credit Facility.

"Credit Limits" means the TL Credit Limit and RCF Credit Limit and "Credit Limit" means either of the Credit Limits, as the context so requires.

"Daily Simple SOFR" means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

"Default" means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, with respect to (d) and (e), or (f) is subject to any Bail-In Action.

Fourth Amended and Restated Credit Agreement - Equinox

"Derivative Exposure" in relation to any Person (the "relevant party") and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as "Out-of-the-Money Derivative Exposure".

"Designated Account" means, with respect to transactions in United States dollars under the Credit Facilities, the account of the relevant Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

"Disposition" shall mean any sale, Sale Leaseback, assignment, transfer, conveyance, lease, license or other disposition of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb "Dispose" shall have a correlative meaning.

"Distribution" means:

(a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of Equinox, other than a dividend declared, paid or set aside for payment by Equinox which is payable in shares of Equinox;

(b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of Equinox or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital of Equinox, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c) the payment of interest or the repayment of principal with respect to any consolidated Indebtedness of Equinox which is subordinated to the Indebtedness of the Borrowers under the Credit Documents (which for greater certainty does not include Indebtedness under the Convertible Debentures).

"Draft" means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

"Drawdown Notice" shall have the meaning ascribed thereto in Section 4.1.

Fourth Amended and Restated Credit Agreement - Equinox

"Drawn TL Amount" shall have the meaning ascribed thereto in Section 2.3.

"EBITDA" means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a) plus Interest Expenses for such Fiscal Quarter;

(b) minus Interest Income for such Fiscal Quarter;

(c) plus consolidated income tax expenses of Equinox for such Fiscal Quarter;

(d) plus (to the extent otherwise deducted) consolidated depreciation and amortization expenses and other non-cash expenses of Equinox (which shall include, for certainty, Equinox's non-cash stock options and non-cash share based payment expenses) for such Fiscal Quarter;

(e) plus (to the extent otherwise deducted) unrealized losses incurred in connection with any Risk Management Agreements during such Fiscal Quarter;

(f) plus (to the extent otherwise deducted) extraordinary, unusual and non-recurring charges, expenses or losses, including, without limitation, reasonable integration, restructuring and one-time business optimization expenses;

(g) plus (to the extent otherwise deducted) non-recurring transaction costs and expenses (including, without limitation, reasonable professional fees) relating to the Existing Credit Agreement and other amendments or amendments and restatements of this Agreement from time to time; and

(h) minus (to the extent otherwise included) unrealized gains incurred in connection with any Risk Management Agreements during such Fiscal Quarter.

The calculation of EBITDA shall be adjusted, without duplication, for non-cash revenues and expenses of Equinox on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  The determination of EBITDA for all purposes hereunder shall be determined exclusive of any extraordinary, unusual or non-recurring gains or losses (including, for certainty and without limitation, any gains or losses from the sale of any mining property or any part hereof or any insurance proceeds).

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.

"Effective Time" shall have the meaning ascribed thereto in Section 12.2.

Fourth Amended and Restated Credit Agreement - Equinox

"Employee Benefit Plan" means any employee benefit plan maintained or contributed to by any Obligor that are not Pension Plans, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Obligor participate or are eligible to participate, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

"Enforcement Date" means:

(a) at all times prior to the Credit Facilities Termination Date, the date on which the Administrative Agent notifies the Borrowers, pursuant to Section 13.1, that all Indebtedness of the Borrowers to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b) on and at all times after the Credit Facilities Termination Date, the date on which a Qualified Risk Management Lender notifies an Obligor that all Indebtedness of such Obligor to such Qualified Risk Management Lender under the relevant Secured Risk Management Agreement has become immediately due and payable or on which such Indebtedness automatically becomes due and payable, whichever occurs first.

"Environment" means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

"Environmental and Social Laws" means (i) the IFC Performance Standards and the World Bank Environmental, Health, and Safety Guidelines, in each case, published from time to time by the IFC and World Bank Group respectively and (ii) any Applicable Law which relates to (A) the pollution or protection of the Environment, (B) the conditions of the workplace, (C) the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment including any Hazardous Materials, (D) indigenous peoples, (E) cultural heritage or (F) resettlement or economic displacement of persons.

"Equity" means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of Equinox at such time as shareholders' equity of Equinox.

"Erroneous Payment" shall have the meaning ascribed thereto in Section 16.15(a).

Fourth Amended and Restated Credit Agreement - Equinox

"Erroneous Payment Notice" shall have the meaning ascribed thereto in Section 16.15(b).

"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

"Event of Default" means any one of the events set forth in Section 13.1.

"Exchange Equivalent" means as of any particular date, with reference to any amount (the "original amount") expressed in a particular currency (the "original currency"), the amount expressed in the other currency which would be required to buy the original amount of the original currency using the Bank of Canada daily rate of exchange published on the Bank of Canada website (or for the preceding Banking Day if such rate is not available at the relevant time).

"Excluded Collateral" means:

(a) With respect to the Obligors, any of the following:

(i) any payroll, payroll tax, 401(k), pension plan or workers' compensation account maintained by any Obligor, provided that such accounts are only to be used for payroll, payroll tax, 401(k), pension plan or workers' compensation account deposit purposes, as applicable, and not as a deposit account for general corporate purposes or for any other purpose;

(ii) any bank account or deposit account (each a "CCEE Account") maintained by any Obligor for the exclusive purpose of financial settlements of electric energy purchase and sale transactions carried out under the Brazilian Electric Energy Trade Chamber (Câmara de Comercialização de Energia Elétrica - CCEE), provided that any such CCEE Account is only to be used for the purpose of settling electric energy purchase and sale transactions, and not as a deposit account for general corporate purposes or for any other purpose;

(iii) mineral concessions, mining claims and mining leases that are not Mining Licenses and any other real property that is not material to the conduct of or access to mining activities contemplated from time to time by the Mine Plan (collectively, the "Immaterial Real Property");

(iv) any assets (other than Material Agreements, Mining Licenses and any Shares of the Obligors) subject to third party arrangements which prevent a Lien from being granted in such assets; provided that the relevant Obligor has made commercially reasonable efforts to obtain a consent from the relevant third party to the granting of such Lien and, notwithstanding such efforts, such third party has refrained from giving such consent; and

Fourth Amended and Restated Credit Agreement - Equinox

(v) any assets (other than the Mining Licenses and any Shares of the Obligors) as to which the cost, burden, difficulty or consequences of obtaining or perfecting a Lien therein in favour of the Administrative Agent (including any mortgage stamp, filing or registration costs or other taxes or expenses relating to such Lien) outweighs the benefit of the security afforded thereby as determined by the Borrowers and the Majority Lenders, each acting reasonably; and

(b) solely with respect to the Leagold Guarantors formed under the laws of Brazil, all equipment and parts inventory.

"Excluded Swap Obligation" means, with respect to any Obligor in its capacity as a guarantor of the Secured Obligations of the other Obligors under or in respect of any Guarantee, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Obligor of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute ("Commodity Exchange Act") or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Obligor or the grant of such security interest becomes effective with respect to such Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Excluded Taxes" means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of a Borrower under any Finance Document, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, or as a result of a present or former connection between the recipient and the jurisdiction of the taxing authority, imposing such tax (other than such connection arising solely from the recipient having executed, delivered or performed its obligations or received a payment under, or enforced, any Finance Document, or sold or assigned an interest in any Finance Document), (b) any capital taxes and branch profits taxes or any similar tax imposed by any jurisdiction described in (a) above, (c) any U.S. federal withholding taxes imposed under FATCA, and (d) taxes attributable to the recipient's or Finance Party's failure to comply with Section 8.6(f).

Fourth Amended and Restated Credit Agreement - Equinox

"Existing Brazilian Collateral" means all present and future assets of each of the Aurizona Entities (other than Equinox), all present and future shares of Luna Gold Corp. owned by Equinox and all intercompany debt owing to Equinox by Luna Gold Corp., Aurizona Goldfields, Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda.

"Existing Credit Agreement" shall have the meaning ascribed thereto in the recitals hereto.

"Existing Stream Agreements" means, collectively:

(a) the Greenstone Stream Agreement;

(b) the second amended and restated silver purchase agreement dated October 15, 2004 as amended and restated on August 6, 2010, among Desarrollos Mineros San Luis, S.A. de C.V., as supplier, Goldcorp Argent Limited, as purchaser, and Goldcorp Inc., as guarantor, providing for the purchase and sale of refined silver and substitute refined silver, as amended and assigned to MXN Silver Corp. and Leagold on April 7, 2017; and

(c) the second amended and restated silver purchase agreement dated October 15, 2004 as amended and restated on August 6, 2010, among Goldcorp Argent Limited, as supplier, Silver Wheaton (Caymans) Ltd., as purchaser, and Silver Wheaton Corp. and Goldcorp Inc., as guarantors, providing for the purchase and sale of refined silver and substitute refined silver, as amended on April 7, 2017 and as assigned to MXN Silver Corp. on April 7, 2017.

"Exposure" means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.20.

"FATCA" shall mean (i) Sections 1471 through 1474 of the US Internal Revenue Code, (ii) any regulations promulgated thereunder, official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Internal Revenue Code, and (iii) any intergovernmental agreements (or related legislation or official administrative rules or practices) implementing the foregoing, in each case, in existence as of the date of this Agreement, or any amended or successor version that is substantively comparable and not materially more onerous to comply with.

"Federal Funds Effective Rate" means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by the Administrative Agent.

Fourth Amended and Restated Credit Agreement - Equinox

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Fee Letters" means the Agency Fee Letter and the Lead Arranger Fee Letter.

"Finance Documents" means, collectively, the Credit Documents, the Secured Risk Management Agreements and the Cash Management Agreements.

"Finance Parties" means, collectively, the Administrative Agent, the Lenders and the Qualified Risk Management Lenders.

"First Mubadala Convertible Debenture" means the convertible debenture dated as of April 11, 2019 as amended and restated on July 28, 2022 pursuant to a third amended and restated debenture, and as may be further amended, modified or supplemented from time to time, in the amount of $130,000,000 and with a maturity date of October 12, 2024 issued by Equinox to Mubadala.

"Fiscal Quarter" means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

"Fiscal Year" means the twelve-month period ending on the last day of December in each year.

"Flood Insurance Laws" means the National Flood Insurance Act 1968, the Flood Disaster Protection Act of 1973, the National Flood Insurance Reform Act of 1994, the Biggert-Waters Flood Insurance Act of 2012, as such statues may be amended or re-codified from time to time, any substitution therefor, any regulations promulgated thereunder, and all other Applicable Law relating to flood insurance.

"Floor" means the benchmark rate floor, if any, provided in this agreement initially (as of the execution of this agreement, the modification, amendment or renewal of this agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

"Franco-Nevada" means Franco-Nevada U.S. Corporation.

"Franco-Nevada Documents" means, collectively, the Franco-Nevada Royalty Agreement, the Franco-Nevada Guarantees, the Franco-Nevada Security Documents and the "Documents" and "Existing Royalty Agreements", as such terms are defined in the Franco-Nevada Royalty Agreement or the Franco-Nevada Intercreditor Agreement.

"Franco-Nevada Guarantees" means the guarantees entered into by the Castle Mountain Entities to guarantee the Franco-Nevada Obligations.

Fourth Amended and Restated Credit Agreement - Equinox

"Franco-Nevada/Mubadala Intercreditor Agreement" means the amended and restated intercreditor agreement dated March 10, 2020 entered into among the Administrative Agent, for and on behalf of the Finance Parties, the Convertible Debentures Agent, for and on behalf of the Convertible Debentureholders, and Franco-Nevada as amended and restated as of the date hereof to address the Second Mubadala Convertible Debenture and the amendment and restatement of the Existing Credit Agreement.

"Franco-Nevada Obligations" means all liabilities and other obligations of the Castle Mountain Entities owed to Franco-Nevada pursuant to and under the Franco-Nevada Documents to which such Castle Mountain Entities are party.

"Franco-Nevada Royalty Agreement" means the royalty agreement dated as of April 11, 2016 among each of the Castle Mountain Entities and Franco-Nevada.

"Franco-Nevada Security" means the Liens in the Castle Mountain Collateral securing the Franco-Nevada Obligations.

"Franco-Nevada Security Documents" means the security documents evidencing the Franco-Nevada Security.

"generally accepted accounting principles" or "GAAP" means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the CPA Canada Handbook - Accounting, published by the Chartered Professional Accountants of Canada, which, for purposes of this agreement, is determined to be IFRS.

"Greenfields Royalty Agreement" means the Greenfields royalty agreement dated as of May 7, 2015 among Luna Gold Corp., Mineração Aurizona S.A. and Sandstorm (as successor in interest to Sandstorm Canada pursuant to an assignment and assumption agreement).

"Greenfields Royalty Documents" means the Greenfields Royalty Agreement and each of the other "Greenfields Royalty Documents" as defined in the Mubadala/Sandstorm Intercreditor Agreement.

"Greenfields Royalty Obligations" means all indebtedness, liabilities and other obligations of the Aurizona Entities pursuant to and under the Greenfields Royalty Documents to which such Aurizona Entities are party.

"Greenstone Acquisition" means the Acquisition of all of the issued and outstanding Shares of OMF by Premier Hardrock pursuant to the Greenstone Purchase Agreement and pursuant to which, upon consummation thereof, Premier Hardrock shall, directly or indirectly, own 100% of Greenstone Gold Mines GP Inc., Greenstone Gold Mines LP and the Greenstone Project.

"Greenstone Entities" means Premier Hardrock, Greenstone Gold Mines GP Inc. and Greenstone Gold Mines LP.

Fourth Amended and Restated Credit Agreement - Equinox

"Greenstone Project" means the open pit gold mine and related facilities located in the Municipality of Greenstone, Ontario, in the Ward of Geraldton, at the intersection of Highway 11 and Michael Power Boulevard.

"Greenstone Project Joint Venture" means Greenstone Gold Mines LP, acting through its managing partner Greenstone Gold Mines GP Inc., a joint venture partnership between Premier Hardrock, Greenstone Gold Mines GP Inc. and OMF Fund II (Sc) Ltd. established pursuant to the Greenstone Project Joint Venture Agreement for the purpose of the development and operation of the Greenstone Project.

"Greenstone Project Joint Venture Agreement" means the second amended and restated limited partnership agreement of Greenstone Gold Mines LP (formerly, TCP Limited Partnership) dated as of December 14, 2021 among Greenstone Gold Mines GP Inc., Premier Hardrock and OMF Fund II (Sc) Ltd., as the same may be further amended, restated, replaced, or superseded.

"Greenstone Project Partnership Securities" means all Partnership Securities (as such term is defined in the Greenstone Project Joint Venture Agreement) from time to time owned by Premier Hardrock.

"Greenstone Project EBITDA" means, for any particular period, such portion of EBITDA attributable solely to the Greenstone Project for such period.

"Greenstone Purchase Agreement" means the share purchase agreement dated April 23, 2024 among Premier Hardrock, as purchaser, Equinox, as purchaser guarantor and the Orion Sellers, as vendors pursuant to which Premier Hardrock will acquire all of the issued and outstanding shares in the capital of OMF from the Orion Sellers.

"Greenstone Stream Agreement" means the unsecured gold purchase and sale agreement dated October 28, 2021 entered into by OMF, as seller, and Nomad, as purchaser, pursuant to which OMF agreed to sell refined gold produced from the Greenstone Project to Nomad, as amended by a first amendment dated as of March 8, 2024 and a second amendment dated as of May 13, 2024.

"Greenstone VTB Debt" means unsecured and non-interest bearing Indebtedness of Premier Hardrock owing to the Orion Sellers pursuant to Section 2.2 of the Greenstone Purchase Agreement.

"Guarantees" means, collectively, (i) the full recourse guarantee by Borrowers in Article 15 hereof and (ii) the full recourse guarantees entered into or to be entered into by each Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, each in form and substance satisfactory to the Lenders, and pursuant to which the relevant Obligor shall guarantee all of the Secured Obligations of each Obligor (other than its own Secured Obligations) and "Guarantee" means any one of the Guarantees.

Fourth Amended and Restated Credit Agreement - Equinox

"Guarantors" means at any time, collectively, all present and future Subsidiaries of Equinox other than the Immaterial Subsidiaries.  As of the Restatement Date, the Guarantors shall be Castle Mountain, NewCastle Gold Ltd., Telegraph Gold Inc., Solius Holdco, Viceroy Gold Corporation, Equinox Gold (USA) Inc., Western Mesquite Mines, Inc., Luna Gold Corp., Aurizona, Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., the Leagold Guarantors, Premier Gold Mines NWO Inc. and the Greenstone Entities.

"Hazardous Materials" means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental and Social Laws, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials.

"High Yield Indebtedness" means unsecured Indebtedness of a Borrower which is evidenced by the issuance of notes, bonds, debentures, other forms of debt securities or similar instruments in a public offering or private placement and which satisfies the following criteria:

(a) such Indebtedness, at the time of incurrence, matures at least six months after the later of the TL Maturity Date and the RCF Maturity Date at the relevant time and there are no scheduled principal repayments thereof until such time;

(b) the instrument which evidences such Indebtedness (and/or the indenture or other form of agreement pursuant to which such Indebtedness was issued) contains no covenants (including for certainty, financial covenants) and events of default which are more onerous in any material respect than the covenants (including for certainty, financial covenants) and events of default in Article 11 and Article 13 hereof;

(c) the financial covenants set out in Sections 11.1(m), (o), (p) and (q) would be met, on a pro forma basis, both before and immediately after incurrence of the High Yield Indebtedness;

(d) contemporaneously with the incurrence of such Indebtedness, a Borrower has provided to the Administrative Agent a copy of the indenture or other agreement certified by an officer of that Borrower under which such High Yield Indebtedness has been issued and any guarantees therefor.

"High Yield Prepayment Trigger Event" means the incurrence of High Yield Indebtedness by a Borrower.

"HSEC Policy" means the integrated health, safety, environmental and community policies and operating guidelines for the Los Filos Mine which were adopted on or prior to April 6, 2017, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms hereof.

Fourth Amended and Restated Credit Agreement - Equinox

"IFRS" means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

"Immaterial Real Property" has the meaning given to such term in clause (a)(iii) of the definition of "Excluded Collateral".

"Immaterial Subsidiaries" means [Redacted - Commercially Sensitive Information] and "Immaterial Subsidiary" means any of the Immaterial Subsidiaries or any such other Subsidiary of the Borrower designated in writing as an Immaterial Subsidiary by the Borrower and the Administrative Agent that otherwise complies with Section 10.1(gg) and 11.2(n).

"Indebtedness" of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) the Out-of-the-Money Derivative Exposure of such Person that is due and payable, (vi) to the extent recorded as indebtedness on the balance sheet of such Person in accordance with GAAP, repayment obligations, liquidated damages or other financial compensation due and owing under the Convertible Debentures upon an event of default thereunder, as applicable and (vii) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (vi).  Indebtedness for purposes of calculating the ratios in Sections 11.1(m) and (o), shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized.  For the avoidance of doubt, the number of undelivered ounces multiplied by the original discounted price per ounce pursuant to the Prepaid Metals Transactions and the Sandbox Gold Purchase Agreement shall be deemed to be "Indebtedness".

"Indemnified Liabilities" has the meaning ascribed to such term in Section 8.5(a) or Section 8.5(b), as applicable.

"Indemnified Taxes" means, Taxes other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of an Obligor under any of the Finance Documents, as applicable.

"Indigenous Claim" means any action, cause of action, suit, litigation, proceeding, demand, or claim, made by any Indigenous Group which is adverse to an Obligor or, to the Knowledge of Equinox, to an Official Body in respect of indigenous rights, title, treaty rights or any other indigenous interest in or to all or related to any portion of a mine owned by an Obligor, including any cause of action, suit, litigation, proceeding, demand or claim, by any Indigenous Group related to a mine owned by an Obligor.

Fourth Amended and Restated Credit Agreement - Equinox

"Indigenous Group" means any indigenous or aboriginal Persons, tribes or bands or similar groups near which a mine owned by an Obligor is located.

"Individual Commitment" means, with respect to a particular Lender and a particular Credit Facility, the principal amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.3, 8.3 and 16.5 as the individual commitment of such relevant Lender with respect to such Credit Facility, provided that, upon the termination of such Credit Facility pursuant to Section 2.4, the Individual Commitment of each relevant Lender with respect to such Credit Facility shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the relevant Credit Facility.

"Insurance Prepayment Trigger Event" means, subject to Section 11.1(d), the receipt by any Obligor of any insurance proceeds (other than in respect of an insurance claim for a lost or stolen shipment of Saleable Product, provided that an Event of Default has not occurred and is not continuing) in excess of $10,000,000 where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace the subject assets within 180 days of such Obligor's receipt thereof providing that such repairs or replacement will generate materially the same performance as prior to such insurance claim.

"Intellectual Property" shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Obligor and used in or necessary to the operation of its business.

"Interest Coverage Ratio" means, for any Fiscal Quarter, the ratio of (i) Rolling EBITDA for such Fiscal Quarter to (ii) Rolling Interest Service for such Fiscal Quarter.

"Interest Expenses" means, for any particular period, the cash interest expense of Equinox for such period related to Indebtedness, determined on a consolidated basis. Interest Expense includes stand-by fees, letter of credit fees and net cash payments associated with contracts related to interest rate hedging.

"Interest Income" means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of Equinox for such period as interest accrued due to Equinox during such period whether or not paid.

"Interest Payment Date" means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Applicable Maturity Date.

Fourth Amended and Restated Credit Agreement - Equinox

"Interest Period" means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (in each case, subject to the availability thereof), as the Borrowers may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.12 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

"Investment" shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

"Issuing Lender" means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrowers who assumes in writing the obligation of issuing a Letter or Letters on behalf of the Lenders.

"Knowledge of Equinox" means, at any particular time, the conscious knowledge of the senior management of Equinox which shall include, without limitation, Equinox's President and Chief Executive Officer, Executive Vice President - Corporate, Chief Financial Officer, Chief Operating Officer and Corporate Secretary.

"Lead Arranger Fee Letter" means the fee letter dated April 23, 2024 entered into by the Borrowers, The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and National Bank of Canada.

"Leagold" means Leagold Mining Corporation, a company incorporated under the laws of the Province of British Columbia.

Fourth Amended and Restated Credit Agreement - Equinox

"Leagold Guarantors" means Leagold (BC) Holding Corporation, Leagold Netherlands B.V., Administración Los Filos, S.A.P.I de C.V., Leagold Mexico, S.A.P.I de C.V., MXN Silver Corp., Mina Leagold Los Filos, S.A.P.I de C.V., Desarrollos Mineros San Luis, S.A. de C.V., Exploradora de Yacimientos Los Filos, S.A. de C.V., Minera Thesalia, S.A. de C.V., Leagold LatAm Holdings B.V., Leagold RDM Holdings B.V., Leagold Fazenda Holdings B.V., Leagold Santa Luz Holdings B.V., Mineração Riacho dos Machados Ltda, Fazenda Brasileiro Desenvolvimento Mineral Ltda and Santa Luz Desenvolvimento Mineral Ltda.

"Leagold Mines" means each of the following mining projects owned and operated by an Obligor including all assets, property and undertaking used, intended for use in, or forming part of, each such project, each as may from time to time be expanded, developed or enhanced:

(a) the Los Filos Mine;

(b) the conventional open pit gold mine known as the "RDM Mine" owned and operated by Mineração Riacho dos Machados Ltda. covering approximately 22,600 hectares located 560 kilometres north of Belo Horizonte, Minas Gerais State, Brazil;

(c) the underground gold mine known as the "Fazenda Mine" owned and operated by Fazenda Brasileiro Desenvolvimento Mineral Ltda covering approximately 63,400 hectares located 180 kilometres northwest of Salvador within the Maria Preta mining district in Bahia State, Brazil; and

(d) the open pit gold mine known as the "Santa Luz Mine" owned and operated by Santa Luz Desenvolvimento Mineral Ltda. located 28 kilometers north of Santaluz in Bahia State, Brazil.

"Lenders" means the individual lending institutions set out and described in Schedule A, as amended from time to time and "Lender" means any of the Lenders.

"Letters" means standby letters of credit or guarantee issued by the Issuing Lender under the RCF Facility at the written request, and on the credit, of a Borrower, each being denominated in United States dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named third party beneficiary acceptable to the Issuing Lender and being otherwise in a form satisfactory to the Issuing Lender.

"Level" means a level set out in the first column of the table contained in Schedule H corresponding to the range within which the Total Net Leverage Ratio as of any Fiscal Quarter end falls.

"Lien" means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor's privilege, vendor's right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the Uniform Commercial Code, PPSA or any similar action under any similar law of any other jurisdiction other than in respect of operating leases of personal property entered into in the ordinary course of business and having a term of greater than one year that are deemed to be Liens under Applicable Law) as well as any royalty.

Fourth Amended and Restated Credit Agreement - Equinox

"Life of Mine" means, in respect of each mine of an Obligor, the period during which all reserves and resources at such mine as reported in Equinox's most recent reserve statement in respect of such mine is projected to be extracted through planned mining activities at or in connection with such mine.

"Liquidity" means, at any particular time, the aggregate of (i) all Unrestricted Cash of the Obligors at such time and (ii) the amount, if any, by which the amount of the Available Credit at such time exceeds the amount of credit outstanding under the RCF Facility at such time.

"Loans" means Base Rate Loans and Term Benchmark Loans.

"Los Filos Mine" means the open-pit and underground gold mine complex known as the "Los Filos Mine" owned and operated by Desarrollos Mineros San Luis, S.A. de C.V. in respect of 40 concessions covering 148,908 hectares located 180 km south of Mexico City in the municipality of Eduardo Neri, Guerrero State, Mexico.

"Majority Lenders" (i) means, with respect to a matter relating solely to a particular Credit Facility and at any particular time up to the termination of such Credit Facility pursuant to Section 2.4, such group of relevant Lenders (and, if there is more than one relevant Lender, at least two relevant Lenders) whose Individual Commitments with respect to such Credit Facility aggregate at least two thirds of the Total Commitment Amount for such Credit Facility at such time and, at any particular time after the termination of such Credit Facility pursuant to Section 2.4 until the Credit Facilities Termination Date, such group of relevant Lenders which have, in the aggregate, extended credit which is outstanding under such Credit Facility in an amount at least two thirds of the aggregate amount of credit outstanding under such Credit Facility at such time after giving effect to all necessary adjustments pursuant to Section 14.16, or (ii) means, if not referable to a matter relating solely to a particular Credit Facility, at any particular time up to the termination of the Credit Facilities pursuant to Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments under both Credit Facilities aggregate at least two thirds of the Total Commitment Amount of the Credit Facilities at such time and, at any particular time after the termination of the Credit Facilities pursuant to Section 2.4 until the Credit Facilities Termination Date, such group of Lenders which have, in the aggregate, extended credit which is outstanding hereunder in an amount at least two thirds of the aggregate amount of credit outstanding hereunder at such time after giving effect to all necessary adjustments pursuant to Section 14.16 and, at any particular time after the Credit Facilities Termination Date, such group of Lenders which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.  Notwithstanding the foregoing, the unfunded Individual Commitments of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

Fourth Amended and Restated Credit Agreement - Equinox

"Material Adverse Change" means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

"Material Adverse Effect" means, in the opinion of the Majority Lenders, acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a) the business, operations, property, assets or financial condition of the Obligors considered as a whole;

(b) the ability of any Obligor to perform any of its material obligations under any Finance Document to which it is a party;

(c) the ability of any Finance Party to enforce its rights under any Finance Document; or

(d) the perfection or priority of the Security.

Notwithstanding the foregoing, normal course adverse price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

"Material Agreements" means (i) those contracts set forth in Schedule K, (ii) any contract to which an Obligor is a party and which the Administrative Agent, on the instructions of the Majority Lenders, acting reasonably, has designated in writing to the Borrowers as a Material Agreement and (iii) otherwise any contract to which an Obligor is a party, the breach or termination of which could reasonably be expected to result in a Material Adverse Change and "Material Agreement" means any of the Material Agreements.

"Material Brazilian Real Property" means all mineral concessions, mining claims and mining leases and any other real property situated in Brazil, other than Immaterial Real Property.

"Mesquite Mine" means the Mesquite gold mine located near Glamis, Imperial County, California operated by Western Mesquite Mines, Inc.

"Mine Plan" means the consolidated financial model of Equinox (in Excel format) which shall include without duplication (i) the individual mine plan over the Life of Mine and (ii) all other corporate expenses (including, without limitation, sales, general and administrative expenses and payments to community land owners) and, only with respect to each Mine Plan delivered after the Restatement Date, budgeted exploration expenses for the then current year, delivered by or on behalf of the Borrowers to the Lenders.

Fourth Amended and Restated Credit Agreement - Equinox

"Mining Licenses" means, collectively, the mineral concessions, mining claims and mining leases which are material to the conduct of mining activities contemplated from time to time by the Mine Plan, a complete and accurate inventory of which is set forth in the Perfection Certificates, as updated from time to time pursuant to Section 11.1(b).

"Mining Operations" means, at any particular time, the exploration, development, mining, construction and milling operations carried out at the mines of any Obligor at such time.

"Moody's" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"Mubadala" means MDC Industry Holding Company LLC and its successors and permitted assigns.

"Mubadala Convertible Debentures" means, collectively, the First Mubadala Convertible Debenture and the Second Mubadala Convertible Debenture.

"Mubadala/Sandstorm Intercreditor Agreement" means the amended and restated intercreditor agreement dated March 10, 2020 among the Administrative Agent, for and on behalf of the Finance Parties, the Convertible Debentures Agent, for and on behalf of the Convertible Debentureholders, and Sandstorm, as amended and restated as of the date hereof in order to address the Second Mubadala Convertible Debenture and the amendment and restatement of the Existing Credit Agreement.

"Net Disposition Proceeds" means, with respect to any Disposition, the gross proceeds received by or on behalf of an Obligor in respect of such Disposition less the sum of (i) the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of the Obligor in connection with such Disposition and (ii) reasonable and customary fees, commissions, expenses, issuance costs, deductibles, discounts and other costs paid by or on behalf of the Obligor in connection with such Disposition.

"Net Income" means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of Equinox for such period as the net income of Equinox excluding any extraordinary items.

"Net Indebtedness" means, at any particular time, Total Indebtedness at such time less an amount equal to all Unrestricted Cash at such time.

Fourth Amended and Restated Credit Agreement - Equinox

"Net Senior Indebtedness" means, at any particular time and without duplication, the aggregate amount of Indebtedness referenced in paragraph (a) of Permitted Indebtedness at such time plus the aggregate amount of the Obligors' Indebtedness under Capital Leases and Purchase Money Indebtedness at such time less an amount equal to all Unrestricted Cash at such time.

"Net Senior Leverage Ratio" means, for any Fiscal Quarter, the ratio of (i) Net Senior Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

"Nomad" means Nomad Royalty Company Ltd.

"Nomad Acknowledgment Agreement" means the subordination agreement dated May 13, 2024 entered into between Nomad and the Administrative Agent pursuant to which, inter alia, Nomad (A) agrees that it shall not accept collateral security for the obligations owed to it by Premier Hardrock pursuant to the Greenstone Stream Agreement nor increase the Subordinated Debt (as defined in the Greenstone Stream Agreement as of the Restatement Date) and (B) acknowledges and agrees to the Secured Obligations and the Administrative Agent's Security over the Greenstone Project.

"Non-FATCA Compliant Lender" means any Lender hereunder who is in breach of its obligations under FATCA.

"Non-Greenstone Project EBITDA" means, for any particular period, EBITDA for such period excluding the Greenstone Project EBITDA for such period.

"Obligors" means the Borrowers and the Guarantors and "Obligor" means any one of the Obligors.

"Official Body" means any supra-national (such as the European Union and the European Central Bank), national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

"Offtake Agreements" means, collectively:

(a) the amended and restated offtake agreement dated as of May 2, 2018 between, among others, OMF Fund II SO Ltd., as purchaser, and Leagold (as successor by amalgamation to Leagold Acquisition Corporation), as seller, providing for, among other things, the purchase and sale of up to 1,100,000 ounces of gold;

(b) the amended and restated offtake agreement dated as of December 14, 2018 between, among others, OMF Fund II SO Ltd., as purchaser and Leagold (as successor by amalgamation to Leagold Acquisition Corp. II), as seller, providing for, among other things, the purchase and sale of 733,333 ounces of refined gold; and

Fourth Amended and Restated Credit Agreement - Equinox

(c) the fourth amended and restated offtake agreement dated April 21, 2022 to among, inter alios, Premier Gold Mines Limited, Premier Hardrock, Premier Gold Mines NWO Inc., Oro Premier de México, S.A. de C.V., Barraute Gold Inc., Goldstone Resources Inc. and TRR Offtakes LLC.

"OMF" means OMF Fund II (Sc) Ltd., a corporation existing under the laws of the Province of British Columbia.

"OMF SO" means OMF Fund II (SO) Ltd., a corporation existing under the laws of the Province of British Columbia.

"Omnibus Intercreditor Agreement" means the amended and restated intercreditor agreement dated March 10, 2020 among the Administrative Agent, for and on behalf of the Finance Parties, and the Convertible Debentures Agent, for and on behalf of the Convertible Debentureholders, as amended and restated as of the date hereof in order to address the Second Mubadala Convertible Debenture and the amendment and restatement of the Existing Credit Agreement.

"Order" means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender's liability beyond the expiration date stated therein.

"Orion Sellers" means OMF Fund II (GE) LLC, OMF Co-Fund II (Peridot) LLC, OMF Fund III (Emerald) LLC,  OMF Co-Fund III (Jade) LLC and OMF Fund JV (Verte) LP.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Finance Document and the transactions contemplated thereby.

"Out-of-the-Money Derivative Exposure" has the meaning given to it in the definition of "Derivative Exposure".

"Outside Date" means June 20, 2024.

"Pac Road" means, collectively, (i) Pacific Road Resources Fund II LP and its successors and permitted assigns and (ii) Pacific Road Resources Fund II.

"Pac Road Convertible Debentures" means, collectively, (i) the third amended and restated convertible debenture dated July 28, 2022 and as may be further amended, restated, supplemented or modified from time to time, in the amount of $1,186,328.56 issued by Equinox to Pacific Road Resources Fund II, as assigned to Verition Advisors (Canada) ULC (ii) the third amended and restated convertible debenture dated July 28, 2022 and as may be further amended, restated, supplemented or modified from time to time, in the amount of $8,474,327.44 issued by Equinox to Pacific Road Resources Fund II LP, as assigned to Verition Advisors (Canada) ULC and (iii) the Second Pac Road Convertible Debentures.

Fourth Amended and Restated Credit Agreement - Equinox

"Parallel Debt" shall have the meaning ascribed thereto pursuant to Section 14.26.

"Participant" shall have the meaning ascribed thereto pursuant to Section 16.5.

"Party" means a party to this agreement.

"Pension Plan" means any plan, program or arrangement which is considered to be a pension plan for the purposes of any applicable pension benefits standards, or any applicable tax, statute and/or regulation thereof established, maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Obligor, its employees or former employees, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported.

"Perfection Certificate" means, in respect of each Obligor, a certificate of a senior officer of such Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Lenders and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(b).

"Permitted Acquisition" means any acquisition with respect to which:

(a) the acquired assets or entity is in the same industry as the Obligors and is in a Permitted Jurisdiction;

(b) no Default or Event of Default exists at the time of, or immediately after, such proposed acquisition;

(c) the financial covenants set out in Sections 11.1(m), (o), (p) and (q) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition; and

(d) the Acquisition does not constitute a hostile takeover.

"Permitted Capital Reorganization" means (a) any change in the issued and outstanding Shares of Equinox (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of Equinox in any of its Subsidiaries; and (ii) the Borrowers shall deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Capital Reorganization: (A) any Guarantees, Security Documents and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document and (B) a certificate certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.  Notwithstanding any of the foregoing, in no circumstances shall a "Division" (as defined in Section 18-217 of the Delaware Limited Liability Company Act) constitute a Permitted Capital Reorganization.

Fourth Amended and Restated Credit Agreement - Equinox

"Permitted Corporate Reorganization" means any Corporate Reorganization solely among Equinox and its Subsidiaries provided that the Borrowers shall deliver or cause to be delivered to the Administrative Agent contemporaneously with the completion of such Corporate Reorganization: (i) any Guarantees, Security Documents and/or amendments to any of the foregoing, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Finance Document and (ii) a certificate certifying that no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

"Permitted Disposition" has the meaning ascribed to such term in Section 11.2(c).

"Permitted Indebtedness" means any one or more of the following:

(a) the Secured Obligations;

(b) Indebtedness permitted under Section 11.2(g);

(c) High Yield Indebtedness;

(d) Indebtedness owed by an Obligor to another Obligor;

(e) trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices or which are not overdue for more than sixty (60) days or are being contested in good faith by appropriate proceedings and diligently conducted and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(f) Indebtedness in respect of surety or performance bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Obligor (including for the reclamation or remediation of mining properties, government administered tax requirements and commodities such as power, fuel and chemicals), all in the ordinary course of business;

Fourth Amended and Restated Credit Agreement - Equinox

(g) to the extent constituting Indebtedness, Taxes, assessments or governmental charges or levies which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles; and

(h) Indebtedness under the Mubadala Convertible Debentures and the Pac Road Convertible Debentures in the maximum aggregate principal amount of $260,000,000 and $18,938,865, respectively, and any Permitted Refinancing Indebtedness of the Second Mubadala Convertible Debenture and the Second Pac Roads Convertible Debenture, provided that each such Convertible Debenture (and any instrument establishing any applicable Permitted Refinancing Indebtedness) shall be subordinated to the Credit Facilities on terms satisfactory to the Lenders;

(i) one or more refinancings of the Indebtedness referenced in paragraph (h), above, provided (A) at the time the indenture, debenture or other agreement governing such Indebtedness is entered into, the stated maturity date of such Indebtedness is no earlier than six months after the later of the TL Maturity Date and the RCF Maturity Date at such time and no cash principal payments may be made thereon prior to such stated maturity date, (B) the indenture, debenture or other agreement governing such Indebtedness is subject to an intercreditor agreement on substantially the same terms as the Omnibus Intercreditor Agreement, the Franco-Nevada/Mubadala Intercreditor Agreement and the Mubadala/Sandstorm Intercreditor Agreement and (C) the terms governing the indenture, debenture or other agreement governing such new Indebtedness is on terms no more onerous to the relevant Obligor than the terms of the indenture, debenture or other agreement governing the refinanced Indebtedness;

(j) Indebtedness pursuant to Permitted Risk Management Agreements;

(k) other Indebtedness of the Obligors which is subordinated and postponed to the Secured Obligations on terms and conditions satisfactory to the Lenders in their sole and absolute discretion;

(l) Indebtedness of any relevant Obligor under a VAT Facility and unsecured guarantees by Equinox in an aggregate principal amount not exceeding $100,000,000 (or the Exchange Equivalent thereof) at any time outstanding for all such VAT Facilities;

(m) obligations owing under Existing Stream Agreements;

(n) Greenstone VTB Debt in an amount not exceeding $40,000,000;

(o) Indebtedness owing to Centerra pursuant to the Centerra Hardrock SPA, including, for certainty, the Centerra Payments;

Fourth Amended and Restated Credit Agreement - Equinox

(p) at all times prior to May 30, 2024, Indebtedness of Greenstone Gold Mines LP up to a maximum aggregate principal amount of C$30,000 under  credit cards issued by Royal Bank of Canada pursuant to a Royal Bank of Canada Credit Agreement dated as of August 24, 2023 in favour of Greenstone Gold Mines LP; and

(q) other Indebtedness of the Obligors otherwise consented to by the Majority Lenders.

"Permitted Investments" means any one or more of the following:

(a) Investments in Cash;

(b) Investments in Obligors;

(c) Investments in Immaterial Subsidiaries up to an aggregate amount of $1,000,000 in any given Fiscal Year;

(d) any other Investment made since the 2022 Restatement Date up to an aggregate amount of $150,000,000; and

(e) Investments pursuant to the terms of renewable energy contracts entered into by the Obligors in the ordinary course of business;

provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

"Permitted Jurisdiction" means the Netherlands and any country within South America or North America (or any state or province thereof and including, for certainty, Central America and the Caribbean) other than Bolivia, Argentina, Venezuela and/or Cuba.

"Permitted Liens" means any one or more of the following with respect to the property and assets of the Obligors:

(a) the Security;

(b) Liens for Taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c) the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d) Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

Fourth Amended and Restated Credit Agreement - Equinox

(e) restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(f) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g) the Lien resulting from the deposit of cash or securities (i) in connection with performance of bids, contracts, leases, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, performance bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens or construction and mechanics' and other similar Liens arising in the ordinary course of business;

(h) security given to a public utility or any municipality or governmental or other public authority when required by such utility or other Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(i) the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k) applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(l) Liens securing Indebtedness (i) for Capital Leases and Purchase Money Indebtedness referenced in Section 11.2(g) (for the avoidance of doubt such Liens shall only be permitted on the assets financed pursuant to such Capital Leases and/or Purchase Money Indebtedness) and (ii) under clause (f) of the definition of Permitted Indebtedness (provided such Liens shall only be permitted on cash collateral to be applied against such Indebtedness);

Fourth Amended and Restated Credit Agreement - Equinox

(m) royalties granted, as at the date hereof, in connection with the operation of any mine of an Obligor and which are disclosed in the Perfection Certificate;

(n) Liens granted to the Convertible Debentures Agent, for and on behalf of the Convertible Debentureholders, in connection with the Convertible Debentures provided that such Liens are subject to an intercreditor agreement satisfactory to the Lenders, in their sole discretion;

(o) Liens granted to Sandstorm in connection with the Sandstorm Documents provided that such Liens are subject to an intercreditor agreement satisfactory to the Lenders, in their sole discretion;

(p) Liens granted to Franco-Nevada in connection with the Franco-Nevada Documents provided that such Liens are subject to an intercreditor agreement satisfactory to the Lenders, in their sole discretion;

(q) the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(r) Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of any Obligor's portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(s) customary rights of set-off or combination of accounts and bankers' Liens in favour of a financial institution with respect to deposits and deposit accounts maintained by it (including any right of set-off, retention or pledge that any bank may have in respect of bank accounts now or in the future held by an Obligor with a bank in the Netherlands which is either created by operation of law or pursuant to the standard terms and conditions of any such bank (Algemene bankvoorwaarden));

(t) Liens granted to Centerra pursuant to the Centerra Debentures;

(u) the Royalties including royalties on the production or profits from mining which are described in Schedule L hereto;

Fourth Amended and Restated Credit Agreement - Equinox

(v) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker's compensation, employment insurance and other social security legislation;

(w) contractual rights of setoff granted in the ordinary course of business;

(x) Liens over any VAT Proceeds Account and any monies on deposit therein securing amounts owing under a VAT Facility;

(y) at all times prior to May 30, 2024, the Lien resulting from the deposit of cash or securities in connection with Permitted Indebtedness under subparagraph (p) of the definition thereof; and

(z) Liens otherwise consented to by the Majority Lenders.

"Permitted Refinancing Indebtedness" shall mean any Indebtedness incurred to Refinance any other Indebtedness (or any Indebtedness previously issued to Refinance any such Indebtedness), so long as (i) such refinancing Indebtedness has a maturity date on or later than the maturity date of the Indebtedness being Refinanced, (ii) such refinancing Indebtedness is the obligation of the same Person as that of the Indebtedness being Refinanced and is not guaranteed by any Person except to the extent the Indebtedness being Refinanced was guaranteed by such Person or such Person is otherwise an Obligor, (iii) such refinancing Indebtedness is secured only to the extent (if at all), and by the assets, that the Indebtedness being refinanced was so secured, (iv) the incurrence or existence of such refinancing Indebtedness shall not result in a failure to comply with Section 11.2(g), (v) such refinancing Indebtedness has the same (or, from the perspective of the Lenders, more favourable) subordination provisions, if any, as the Indebtedness being Refinanced and (vi) all other terms of such refinancing Indebtedness (including, without limitation, with respect to the amortization schedules, redemption provisions, maturities, covenants, defaults and remedies, but excluding pricing), are not, taken as a whole, materially less favourable to the respective borrower than those previously existing with respect to the Indebtedness being Refinanced.

"Permitted Reorganizations" means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

"Permitted Risk Management Agreement" means (a) a Secured Risk Management Agreement or (b) an unsecured Risk Management Agreement entered into by an Obligor with any Person, in each case (i) that has not been entered into for speculative purposes nor on a margined basis, (ii) that would not result, at the time of the transaction effected pursuant thereto, in more than 50% of the most recent Mine Plan's consolidated projected gold production being hedged during the term of the relevant Risk Management Agreement (such 50% excluding, however, the hedging of quotational period pricing choices by customers of the Obligors), (iii) which does not constitute a Restricted Forward Sale Transaction and (iv) which requires settlement at the original maturity date thereof.

Fourth Amended and Restated Credit Agreement - Equinox

"Person" means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

"Post-Closing Undertaking" means Equinox's undertaking dated May 13, 2024 to deliver, or cause to be delivered, to the Administrative Agent, for and on behalf of the Lenders, the confirmations to, and in certain cases amendments of, the Guarantees and Security Documents which are governed by the laws of a jurisdiction other than Canada together with customary legal opinions and such other deliveries referenced therein, all in form and substance reasonably satisfactory to the Administrative Agent.

"PPSA" means the Personal Property Security Act (British Columbia), as amended.

"PRCM" means Pacific Road Capital Management Pty Ltd.

"Premier Hardrock" means Premier Gold Mines Hardrock Inc., a corporation incorporated under the laws of Ontario.

"Prepaid Metals Agreements" means the contracts establishing the Prepaid Metals Transactions between Equinox and/or Leagold, as seller(s), and one or more Qualified Risk Management Lenders, as purchaser(s).

"Prepaid Metals Transactions" means derivative transactions for the sale and purchase of up to 110,000 ounces of gold entered into on or prior to June 30, 2023 between Equinox and/or Leagold, as seller(s),  and one or more Qualified Risk Management Lender(s), as purchaser(s), pursuant to which such Qualified Risk Management Lender(s) makes upfront pre-payments of up to $150,000,000, in aggregate, in cash to Equinox and/or Leagold as consideration for the delivery by Equinox and/or Leagold of such 110,000 ounces of gold within 42 months of pre-payment of the cash consideration.

"Prepayment Notice" shall have the meaning ascribed thereto in Section 9.6.

"Prepayment Trigger Event" means an Insurance Prepayment Trigger Event or a High Yield Prepayment Trigger Event, as the context so requires.

"Principal Obligations" means all Secured Obligations owed to the Finance Parties, excluding the Parallel Debt and to the extent these are for the payment of money (tot voldoening van een geldsom).

Fourth Amended and Restated Credit Agreement - Equinox

"Pro Rata Share" means (i) at any particular time with respect to a particular Lender and referable to a particular Credit Facility, the ratio of the Individual Commitment of such Lender with respect to such Credit Facility at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to such Credit Facility at such time or (ii) at any particular time with respect to a particular Lender but not referable to a particular Credit Facility, the ratio of the aggregate of the Individual Commitments of such Lender with respect to all Credit Facilities at such time to the aggregate of the Individual Commitments of all of the Lenders with respect to all Credit Facilities at such time.

"Proceeds of Realization" means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from any Obligor pursuant to the Credit Documents or from the Administrative Agent, Franco-Nevada, the Convertible Debentures Agent or Sandstorm pursuant to the Franco-Nevada/Mubadala Intercreditor Agreement, the Mubadala/Sandstorm Intercreditor Agreement and/or the Omnibus Intercreditor Agreement, (i) after any notice being sent by the Administrative Agent to the Borrowers pursuant to Section 13.1 declaring all Indebtedness of the Borrowers hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to the Guarantees or the Security Documents.  For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

"Purchase Money Indebtedness" means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

"Qualified Affiliate" means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule J.

"Qualified ECP Guarantor" means, in respect of any Secured Obligation pursuant to a Risk Management Agreement, each Obligor that has total assets exceeding U.S. $10,000,000 at the time the Guarantee becomes effective with respect to such Secured Obligation or such other Person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

"Qualified Risk Management Lender" means (x) any Person that entered into a Risk Management Agreement, whether prior or subsequent to the time such Person became a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement, whether prior or subsequent to the time when the Lender with which such Qualified Affiliate became affiliated is a Lender, even if, in each such case, such Person subsequently ceases to be a Lender or a Qualified Affiliate.

Fourth Amended and Restated Credit Agreement - Equinox

"Quarterly Report" means a written report prepared by or on behalf of Equinox in relation to the immediately preceding calendar quarter, which report shall include all material information pertaining to the development or operations of each mine owned by an Obligor, including the following information for such quarter (broken down by mine):

(a) a review of the exploration, development and operating activities for that quarter and a report on any material issues, departures from, or contemplated or potential changes to the Mine Plan, as applicable;

(b) details of any material health or safety violations and/or material violations of any Applicable Laws, or of any material non-compliance with the Environmental and Social Laws, the HSEC Policy (if applicable) and a certification that during such quarter (i) the Obligors were, and as of the date of such certification are, in compliance with all applicable anti-bribery and anti-corruption laws, rules and regulations and are not aware of any violations or potential violations of the Anti-Corruption Policy, (ii) all transfers, dispositions and expenditures were initiated and completed pursuant to the Obligors' internal policies and have been appropriately accounted for, and (iii) the number of incidents, reported or otherwise known, that were analyzed pursuant to the Anti-Corruption Policy during such quarter;

(c) the estimated tonnes and grade of ore mined during such quarter;

(d) the estimated tonnes and grade of ore stockpiled during such quarter (and the total stockpile at the end of the immediately preceding calendar quarter);

(e) the estimated tonnes and grade of ore processed during such quarter and recoveries for gold, silver, and other types of marketable minerals;

(f) the number of ounces of refined gold and silver outturned by a refinery during such quarter;

(g) the estimated number of ounces of gold and silver contained in ore processed as of the end of such quarter that have not yet been delivered to or outturned by a refinery during such quarter;

(h) the aggregate number of ounces of refined gold and silver delivered to the purchasers under the Existing Stream Agreements and the Offtake Agreements up to the end of the immediately preceding calendar quarter;

Fourth Amended and Restated Credit Agreement - Equinox

(i) such other information regarding the performance of the Obligors' obligations under the Existing Stream Agreements and Offtake Agreements as the Administrative Agent may request.

"RCF Credit Limit" means, at any particular time, $700,000,000, as such amount may be reduced pursuant to Section 2.3 or increased pursuant to Section 2.6.

"RCF Facility" shall have the meaning ascribed thereto in Section 2.1(b)

"RCF Lenders" means the financial institutions set forth in Schedule A hereto with an Individual Commitment under the RCF Facility.

"RCF Majority Lenders" means, at any particular time and with respect to matters set forth in Section 9.10 only, such group of RCF Lenders (and, if there is more than one RCF Lender, at least two RCF Lenders) whose Individual Commitments with respect to the RCF Facility aggregate at least 66 ⅔% of the Total Commitment Amount for the RCF Facility at such time.

"RCF Maturity Date" means July 28, 2026, as the same may be extended from time to time in accordance with Section 9.10.

"Receiver" means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

"Refinance" means to extend, refinance, renew, replace, substitute or refund. "Refinanced" shall have a correlative meaning.

"Release" means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"Restatement Date" means the date on which the last condition precedent to the effectiveness of this agreement pursuant to Section 12.2 is satisfied or waived.

"Restatement Date Financial Model" means Equinox's updated pro forma consolidated financial model (ie: inclusive of the Greenstone Acquisition) as of the Restatement Date based on the Life of Mine on a post-Greenstone Acquisition basis which updated model was posted to SyndTrak by the Administrative Agent on April 29, 2024 at 5:15 p.m. Toronto time.

Fourth Amended and Restated Credit Agreement - Equinox

"Restricted Countries" means, at any particular time, any country subject to Sanctions at such time.

"Restricted Forward Sale Transaction" means an agreement by a Person to sell forward a quantity of metal or other commodity where payment is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person.

"Risk Management Agreements" means (i) Prepaid Metals Agreements and (ii) any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Obligor which constitutes any silver, gold or other commodity hedging transaction (including, without limitation, any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor; provided however, that, with respect to any Guarantor and either Borrower in their respective capacities as a guarantor of the Secured Obligations of any other Obligor, Secured Obligations guaranteed by such Obligor, shall exclude all Excluded Swap Obligations.

"Rolling EBITDA" means, for any Fiscal Quarter, the sum of:

(a) for each Fiscal Quarter up to and including the Fiscal Quarter ending June 30, 2024, the aggregate amount of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters;

(b) for the Fiscal Quarter ending September 30, 2024, the aggregate amount of (A) the Greenstone Project EBITDA for such Fiscal Quarter multiplied by four plus (B) the aggregate amount of Non-Greenstone Project EBITDA for such Fiscal Quarter and the three immediately preceding Fiscal Quarters;

(c) for the Fiscal Quarter ending December 31, 2024 the aggregate amount of (A) the Greenstone Project EBITDA for such Fiscal Quarter and for the immediately preceding Fiscal Quarter multiplied by two plus (B) the aggregate amount of Non-Greenstone Project EBITDA for such Fiscal Quarter and the three immediately preceding Fiscal Quarters;

(d) for the Fiscal Quarter ending March 31, 2025, the aggregate amount of (A) the Greenstone Project EBITDA for such Fiscal Quarter and for the two immediately preceding Fiscal Quarters multiplied by 4/3 plus (B) the aggregate amount of Non- Greenstone Project EBITDA for such Fiscal Quarter and the three immediately preceding Fiscal Quarters; and

(e) for each Fiscal Quarter thereafter, the aggregate amount of EBITDA for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

Fourth Amended and Restated Credit Agreement - Equinox

"Rolling Interest Service" means, for each Fiscal Quarter, the aggregate amount of Interest Expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters.

"Rollover Notice" shall have the meaning ascribed thereto in Section 5.2.

"Royalties" means royalties on the mines owned by the Obligors which exist as of the Restatement Date and are included in the most recent Mine Plan delivered to, and accepted by, the Administrative Agent (a detailed inventory of which are described in Schedule L hereto) and pre-existing royalties (secured against corresponding lands only) for which an Obligor becomes liable after the Restatement Date by virtue of a Permitted Acquisition (but not, for the avoidance of doubt, as consideration for any Permitted Acquisition).

"S&P" means Standard & Poor's Ratings Service or any successor by merger or consolidation to its business.

"Sale Leaseback" shall mean any transaction or series of related transactions pursuant to which an Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

"Saleable Product" means all present and future mineral production (including without limitation, gold bearing material, dore bullion and refined gold) mined, extracted and derived from the Mesquite Mine.

"Sanctioned Person" means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a) owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or

(b) organized under the laws of any country that is subject to general or country-wide Sanctions; or

(c) any Person that is a "designated person", "politically exposed foreign person" or "terrorist group" as described in any Canadian or United Kingdom Sanctions law.

"Sanctions" means any legislation, regulations, orders, economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the US Department of the Treasury's Office of Foreign Assets Control (OFAC), the US Department of State, the United Nations Security Council, the Parliament of Canada, the European Union, and/or any present or future member state thereof and/or the United Kingdom's His Majesty's Treasury or other relevant sanctions authority provided that no (i) sanctions or embargoes shall apply to an Obligor to the extent that such application would constitute a breach of any Blocking Law and (ii) any Lender not subject to such Blocking Law may require the repayment of its Loans and the termination of its Individual Commitment if the application of clause (i) would result in a violation of Applicable Law by such Lender.

Fourth Amended and Restated Credit Agreement - Equinox

"Sandbox Gold Purchase Agreement" means the amended and restated unsecured gold purchase agreement dated October 31, 2023 among Equinox and Leagold, as sellers, Sandbox Royalties Corp., as administrative agent for an on behalf of Sandbox Royalties Corp. and Regal Partners Royalties A Pty Limited, as purchasers, pursuant to which Equinox has agreed to sell refined gold on the terms and conditions specified in Schedule I of the amendment request letter dated October 20, 2023 delivered by Equinox to the Administrative Agent.

"Sandstorm" means Sandstorm Gold Ltd. and its successors and permitted assigns.

"Sandstorm Canada" means Sandstorm Gold (Canada) Ltd.

"Sandstorm Documents" means, collectively, the Aurizona Royalty Documents, the Greenfields Royalty Documents, the Sandstorm Guarantees and the Sandstorm Security Documents.

"Sandstorm Guarantees" means the guarantees entered into by the Aurizona Entities to guarantee the Sandstorm Obligations.

"Sandstorm Obligations" mean, collectively, the Aurizona Royalty Obligations and the Greenfields Royalty Obligations.

"Sandstorm Security" means the Liens in the Existing Brazilian Collateral securing the Sandstorm Obligations.

"Sandstorm Security Documents" means the security documents evidencing the Sandstorm Security.

"Second Mubadala Convertible Debenture" means the convertible debenture dated April 7, 2021, as amended and restated on July 28, 2022 and as may be further amended, restated, supplemented or modified from time to time, in the amount of $130,000,000 and with a maturity date of September 10, 2025 issued by Equinox to Mubadala.

"Second Pac Road Convertible Debentures" means collectively, (i) the second amended and restated convertible debenture dated July 28, 2022 and as may be further amended, restated, supplemented or modified from time to time, in the amount of $8,138,845.00 issued by Equinox to Pac Road Resources Fund II LP and (ii) the second amended and restated convertible debenture dated July 28, 2022 and as may be further amended, restated, supplemented or modified from time to time, in the amount of $1,139,364.00 issued by Equinox to Pac Road Resources Fund II.

Fourth Amended and Restated Credit Agreement - Equinox

"Secured Assets" means all of the present and future assets, property and undertaking of each Obligor and all proceeds thereof other than the Excluded Collateral.  For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner which is permitted, or otherwise not prohibited, by any relevant Credit Document.

"Secured Obligations" shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents, and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, in each case, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, "Secured Obligations" shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

"Secured Obligations Termination Date" means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been permanently paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

"Secured Risk Management Agreements" means any Risk Management Agreement between an Obligor on the one hand and a Qualified Risk Management Lender on the other hand.

"Security" means the collateral security constituted by the Security Documents.

"Security Documents" means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance reasonably satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule I hereto at the times stated therein.

"Shares", as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

Fourth Amended and Restated Credit Agreement - Equinox

"SOFR" means a rate per annum equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"Solius Holdco" means Solius Holdco Inc., a corporation incorporated under the laws of the State of Delaware.

"Specified Representations" means the representations and warranties of the Obligors set forth in Sections 10.1(a), (b), (c), (f), (i), (w), (x), (z), (aa) and (bb) hereof which are made on the Restatement Date as a condition precedent to the sole drawdown under the TL Facility pursuant to Section 12.2(k) hereof.

"Subsidiary" means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

"Swap Obligation" means, with respect to any Obligor in its capacity as a guarantor of the Secured Obligations of another Obligor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act.

"Tangible Net Worth" means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of Equinox as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

"Tax Act" means the Income Tax Act (Canada).

"Taxes" means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

Fourth Amended and Restated Credit Agreement - Equinox

"Term Benchmark Loan" means monies lent by the Lenders to the Borrowers hereunder and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

"Term SOFR Adjustment" means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	[Redacted - Commercially Sensitive Information]
Three (3) months	[Redacted - Commercially Sensitive Information]
Six (6) months	[Redacted - Commercially Sensitive Information]

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

"Term SOFR Determination Day" has the meaning assigned to it under the definition of Term SOFR Rate.

"Term SOFR Rate" means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Title Opinions" means the title opinions (including in certain cases, reliance letters in respect thereof) with respect to the title of certain Obligors to the various properties comprising the Greenstone Project, the Mesquite Mine, the Castle Mountain Mine, the Aurizona Mine and the Leagold Mines.

"TL Amortization Amount" means the amount equal to, as of the first amortization date in respect of the TL Facility set forth in Section 9.1 hereof, the Drawn TL Amount less an amount equal to the prepayments of the TL Facility made by Equinox prior to such date pursuant to Sections 9.4 and 9.5(b) hereof.

Fourth Amended and Restated Credit Agreement - Equinox

"TL Credit Limit" means $500,000,000, as such amount may be reduced from time to time pursuant to Section 2.3.

"TL Facility" has the meaning ascribed thereto in Section 2.1(a).

"TL Lenders" means the financial institutions set forth in Schedule A hereto with an Individual Commitment under the TL Facility.

"TL Maturity Date" means May 13, 2027.

"Total Commitment Amount" means, with respect to a particular Credit Facility or both Credit Facilities, as the context so requires, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the relevant Lenders at such time.

"Total Indebtedness" means, at any particular time, the aggregate Indebtedness of Equinox on a consolidated basis at such time.

"Total Net Leverage Ratio" means, for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Unrestricted Cash" means, at any particular time, aggregate of all Cash of the Obligors at such time which (A) is not listed on Equinox's consolidated balance sheet as restricted cash (or other designation of similar effect) and (B) which is subject to a Lien in favour of the Lenders.

"U.S." and "United States" means the United States of America.

"U.S. Dollar Equivalent" means the relevant Exchange Equivalent in U.S. Dollars of any amount of another currency.

"U.S. Dollars" means the lawful currency of the United States of America.

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"VAT Facility" means a credit facility established by a commercial bank licensed in Mexico or Brazil in favour of any Obligor organized under laws of Mexico or Brazil (or any political subdivision thereof) which credit facility is used solely to finance cash flow an amount equal to the value-added tax refund the relevant Obligor is owed by the applicable Official Body.

Fourth Amended and Restated Credit Agreement - Equinox

"VAT Proceeds Account" means any bank account of an Obligor maintained with a Brazilian or Mexican bank for the sole purpose of depositing value-added tax refunds and borrowings under the corresponding VAT Facility.

"Voting Shares" means Shares of any class of any corporation carrying voting rights generally under all circumstances.

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK financial institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(c) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

1.2 Other Usages

References to "this agreement", "the agreement", "hereof", "herein", "hereto" and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents (other than the Greenstone Purchase Agreement) as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.  Any references herein to any legislation, statutory instrument or regulation or a section or other provision thereof, unless otherwise specified, is a reference to the legislation, statutory instrument, regulation, section or other provision as amended, restated or re-enacted from time to time.  Any references herein to a party to this agreement includes that party's successors and permitted assigns.

Fourth Amended and Restated Credit Agreement - Equinox

1.3 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6 Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 16.1, such service to become effective seven Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8 Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

Fourth Amended and Restated Credit Agreement - Equinox

1.9 Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10 Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a) in the case of a Loan, the principal amount thereof; and

(b) in the case of a Letter, the contingent liability of the Issuing Lender thereunder.

1.11 Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12 Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the relevant Borrower hereunder.

1.13 Accounting Terms - GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.14 Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.15 Calculations, Computations, Changes in Accounting Policies

Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time.  Whereas Equinox may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then Equinox, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating Equinox's or any of its Subsidiary's financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If Equinox and the Majority Lenders cannot agree upon the required amendments, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

Fourth Amended and Restated Credit Agreement - Equinox

1.16 Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement and the Omnibus Intercreditor Agreement, the provisions of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement or Omnibus Intercreditor Agreement, as applicable, shall prevail and be paramount.  If any covenant, representation, warranty or event of default contained in any Security Document or Finance Document (other than the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement and Omnibus Intercreditor Agreement) is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17 Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

1.18 Divisions of Limited Liability Companies

If, in connection with any division or plan of division of an Obligor which is a limited liability company under Delaware law (or any comparable event under a different jurisdiction's law) any new person comes into existence, such new person shall be deemed to have been organized on the first date of its existence by the holders of its Shares at such time, and any Borrower or any Subsidiary of Borrower shall be deemed to have made an Investment in the amount of the fair market value of the assets transferred by such Borrower or any such Subsidiary to such resulting person (less the cash consideration received) in each case on the date of such person's formation.

1.19 Dutch terms

English language words used in this agreement to describe Dutch law concepts intend to describe such concepts only and the consequences of the use of those words in English law are to be disregarded.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 2
CREDIT FACILITIES

2.1 Establishment of Credit Facilities

Subject to the terms and conditions hereof:

(a) the TL Lenders hereby establish in favour of Equinox, a non-revolving term credit facility (the "TL Facility") in the principal amount of the TL Credit Limit; and

(b) the RCF Lenders hereby establish in favour of the Borrowers, a revolving term credit facility (the "RCF Facility") in the principal amount of the RCF Credit Limit.

2.2 Lenders' Commitments

Subject to the terms and conditions hereof, the relevant Lenders agree to extend credit to the relevant Borrowers under the relevant Credit Facility from time to time provided that the aggregate principal amount of credit extended by each Lender under such Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate principal amount of credit outstanding under such Credit Facility shall not at any time exceed the amount of the relevant Credit Limit.  All credit requested under a Credit Facility shall be made available to the relevant Borrowers contemporaneously by all of the relevant Lenders.  Each relevant Lender shall provide to the relevant Borrowers its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under a Credit Facility.  The failure of any Lender to make available to the relevant Borrowers its Pro Rata Share of any credit under a Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the relevant Borrowers its Pro Rata Share of such credit.

2.3 Reduction of Credit Limits

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the RCF Credit Limit to the extent the RCF Facility is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of the RCF Credit Limit will not be reduced at the time, and in the amount, of any prepayment or repayment under the RCF Facility pursuant to Section 9.4, but will be reduced at the time, and by the amount of, any repayment of the RCF Facility pursuant to Sections 9.2 and 9.5 and will be reduced to zero on the RCF Maturity Date.  The amount of the TL Credit Limit will be permanently reduced (i) to zero if it is not drawn down on the Restatement Date, (ii) at the time, and in the amount, of any repayment or prepayment under the TL Facility made in accordance with Sections 9.1, 9.4 and 9.5 and (iii) to an amount equal to the amount of the single drawdown under the TL Facility on the Restatement Date (the "Drawn TL Amount"). Upon any reduction of a Credit Limit, the Individual Commitment of each relevant Lender with respect to such Credit Limit shall thereupon be reduced by an amount equal to such Lender's Pro Rata Share of such reduction of such Credit Limit.

Fourth Amended and Restated Credit Agreement - Equinox

2.4 Termination of Credit Facilities

(a) A Credit Facility shall terminate upon the earliest to occur of:

(i) the termination of the Credit Facilities in accordance with Section 13.1;

(ii) the date on which the relevant Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii) the Applicable Maturity Date.

(b) Upon the termination of a Credit Facility, the right of the Borrowers to obtain any credit under such Credit Facility and all of the obligations of the relevant Lenders to extend credit under such Credit Facility shall automatically terminate.

2.5 Credit Restrictions

Subject to the terms and conditions hereof, the aggregate principal amount of credit outstanding under a Credit Facility shall not at any time exceed the relevant Credit Limit.  Equinox shall be entitled to one drawdown only under the TL Facility and such drawdown shall occur on the Restatement Date. The Borrowers shall not drawdown credit for the purpose of paying any principal amount of Indebtedness owing pursuant to the Convertible Debentures unless consented to in writing by the RCF Lenders (whether prior or subsequent to the Restatement Date and including, for the avoidance of doubt, the consent provided by the RCF Lenders dated as of September 22, 2023).  The Borrowers shall not drawdown credit under the RCF Facility for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business of the Borrowers, it being understood and agreed by the parties hereto that if Equinox maintains (or would maintain as a result of a drawdown under the RCF Facility) cash at any particular time on its consolidated balance sheet in excess of $250,000,000 (excluding restricted cash, reserves, sinking funds or other designation of similar effect on Equinox's consolidated balance sheet) the Borrowers shall not be permitted to drawdown credit under either Credit Facility.

2.6 Accordion Feature

(a) Any Borrower may, by prior notice to the Administrative Agent (an "Accordion Notice"), from time to time request that the amount of the RCF Facility be increased by an amount of up to $100,000,000 (ie: to a maximum RCF Credit Limit of $800,000,000). The Accordion Notice shall specify (i) the aggregate amount of the proposed increase in respect of the RCF Facility (which shall be in compliance with the first sentence of this Section 2.6(a)); (ii) the RCF Lenders and/or, subject to Section 2.6(b), proposed new RCF Lenders that are being requested by the Borrower to increase its Individual Commitments with respect to the RCF Facility in the aggregate amount of such proposed requested increase; and (iii) any fees offered to the Accordion Lenders, which fees may be variable based upon the amount by which any such Accordion Lender is willing to increase the principal amount of its commitment.  Prior to soliciting any new potential RCF Lenders which are not a party to this Agreement, the relevant Borrower shall first offer participation in the accordion upsize to existing RCF Lenders and, if such RCF Lenders do not accept and take up the entirety of the accordion upsize, the balance shall then be offered to existing TL Lenders.

Fourth Amended and Restated Credit Agreement - Equinox

(b) The Administrative Agent shall promptly send a copy of the Accordion Notice to each RCF Lender. Each of the existing RCF Lenders shall be given the opportunity to increase their respective Individual Commitments with respect to the RCF Facility pursuant to an Accordion Notice prior to any solicitation by the Borrowers for an initial Individual Commitment from a Person that is not an existing RCF Lender. If all RCF Lenders agree to participate in the increase in the RCF Facility, the Individual Commitment of each RCF Lender with respect to the RCF Facility shall be increased in accordance with their Pro Rata Share. For certainty, a new RCF Lender may only be proposed by the Borrower to participate in a proposed increase to the RCF Facility if the full amount of the proposed increase pursuant to the subject Accordion Notice is not completely acquired by Accordion Lenders that are already, in the first instance, RCF Lenders or, in the second instance, TL Lenders.

(c) Upon receipt of an Accordion Notice pursuant to Section 2.6(b), each Accordion Lender that is an existing RCF Lender shall send a confirming letter to the Administrative Agent advising whether or not it has agreed to increase its Individual Commitment with respect to the RCF Facility and setting out the amounts of that increase. The increase in that Accordion Lender's Individual Commitment with respect to the RCF Facility shall, subject to Sections 2.6(b) and (f), take place with effect from the Accordion Effective Date. Upon the Accordion Effective Date any such increase of that Accordion Lender's Individual Commitment with respect to the RCF Facility, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of that Accordion Lender with respect to the RCF Facility by the amount of such increase. For certainty, RCF Lenders may decline, in their sole discretion, to increase their Individual Commitments with respect to the RCF Facility in connection with an Accordion Notice and increases of the Individual Commitments of the existing RCF Lenders with respect to the RCF Facility pursuant to this Section 2.6 need not be effected on a pro rata basis.

(d) Any Accordion Lender with respect to the RCF Facility that is not an existing RCF Lender (or an TL Lender) must be acceptable to the Administrative Agent and the Issuing Lenders acting in their discretion exercised reasonably. Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrowers and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this agreement and each other Credit Document shall, subject to Section 2.6(f) and on and from such date as the parties thereto may agree, be read and construed as if such Accordion Lender were party to this agreement as a RCF Lender having all of the rights and obligations of a RCF Lender expressed herein with respect to the Individual Commitment with respect to the RCF Facility that the Accordion Lender has agreed to accept and all references to any RCF Lender in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender with respect to the RCF Facility. Each RCF Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf an Accordion Agreement with each Accordion Lender. Each RCF Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

Fourth Amended and Restated Credit Agreement - Equinox

(e) The Administrative Agent shall promptly notify the Borrowers and the Lenders of the increased Individual Commitments with respect to the RCF Facility arising pursuant to Section 2.6(c) and/or 2.6(d). Notwithstanding any other provision hereof with respect to the funding of Loans in accordance with each relevant Lender's Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding obligations among the relevant RCF Lenders or the outstanding credit under the RCF Facility in order to ensure, to the greatest extent practicable, that after such increase the aggregate amount of credit extended hereunder by each RCF Lender coincides with such Lender's Pro Rata Share of the aggregate amount of credit extended under the RCF Facility by all of the RCF Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any RCF Lender exceeding such RCF Lender's Individual Commitment with respect to the RCF Facility. The Administrative Agent may exercise the timing of its discretion to reallocate as aforesaid so as to minimize or eliminate the requirement to break a Term SOFR Rate contract or incur breakage fees in respect of any outstanding Term Benchmark Loan.

(f) No increase in the amount of the RCF Facility pursuant to an Accordion Notice:

(i) shall be permitted at any time that a Default or Event of Default has occurred and is continuing or if any Default or Event of Default would arise as a result of an increase to the Credit Limit as a result of the exercise of any such Accordion Notice; and

(ii) shall be effective until (i) the Post-Closing Undertaking has been satisfied, (ii) the Borrowers have brought down the representations and warranties set forth in Section 10.1 hereof pursuant to an officer certificate addressed to the Administrative Agent duly executed by senior officers of the Borrowers and (ii) if required by the Administrative Agent, acting reasonably, each Obligor shall have executed and delivered to the Administrative Agent a confirmation of its Secured Obligations, in form and substance acceptable to the Lenders, acting reasonably, under each Credit Document to which it is a party and acknowledging and confirming that the relevant Accordion Lender benefits from such Credit Documents.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

Subject to the terms and conditions hereof, the Borrowers may obtain credit under a Credit Facility from the relevant Lenders through the Branch of Account by way of one or more Loans and, under the RCF Facility by way of Letters; provided, however, that the aggregate amount of credit extended by way of Letters shall not at any time exceed $75,000,000.  Any extension of credit hereunder by way of drawdowns of a Base Rate Loan shall be in a minimum amount of $1,000,000 and otherwise in integral multiples of $100,000 in excess thereof.  Any extension of credit hereunder by way of Term Benchmark Loans shall be in a minimum amount $1,000,000.

3.2 Funding of Loans

Each relevant Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under a particular Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by relevant Borrowers of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to such Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the requesting Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each relevant Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the relevant Borrower in respect of such Loan.

Fourth Amended and Restated Credit Agreement - Equinox

3.3 Failure of Lender to Fund Loan

If any relevant Lender (a "Non-Funding Lender") fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Non-Funding Lender to the relevant Borrower and the other relevant Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Non-Funding Lender's Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Non-Funding Lender.  If more than one relevant Lender gives notice that it is prepared to make funds available in the place and stead of a Non-Funding Lender in such circumstances and the aggregate of the funds which such relevant Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders' relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the relevant Borrower.  In addition to interest as aforesaid, the relevant Borrower shall pay all amounts owing by such Borrower to the Non-Funding Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender) to the Contributing Lenders until such time as the Non-Funding Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Non-Funding Lender.

3.4 Timing of Credit Availments

No Term Benchmark Loan under either Credit Facility may have a maturity date later than the Applicable Maturity Date.

3.5 Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of Adjusted Term SOFR Rate (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the Adjusted Term SOFR Rate or by reason of a change in any Applicable Law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in Adjusted Term SOFR Rate no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

Fourth Amended and Restated Credit Agreement - Equinox

(a) the right of the Borrowers to obtain any affected Base Rate Loan or Term Benchmark Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b) if any affected Base Rate Loan or Term Benchmark Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c) if any Term Benchmark Loan is already outstanding under any Credit Facility at any time when the right of the Borrowers to obtain credit by way of a Term Benchmark Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Base Rate Loan at such time under such Credit Facility, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a Base Rate Loan in the principal amount equal to the principal amount of the Term Benchmark Loan or, if the Borrowers do not have the right to obtain credit by way of a Base Rate Loan at such time under such Credit Facility, such Term Benchmark Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a loan in such other currency as may be mutually agreed upon by the applicable Lenders and the Borrowers in the principal amount equal to the Exchange Equivalent of such Term Benchmark Loan; and

(d) if any Base Rate Loan is already outstanding under any Credit Facility at any time when the right of the Borrowers to obtain credit by way of a Base Rate Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Term Benchmark Loan at such time under such Credit Facility, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon by the applicable Lenders and the Borrowers in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Loan.

3.6 Time and Place of Payments

Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

Fourth Amended and Restated Credit Agreement - Equinox

3.7 Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 8.3, remit to each relevant Lender, in immediately available funds, such Lender's Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a relevant Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and where any other relevant Lender has made funds available in the place and stead of a Non-Funding Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the relevant Credit Facility, remits to each Lender its Pro Rata Share of such payment and the relevant Borrower fails to make such payment, each relevant Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the relevant Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such relevant Lender's Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the relevant Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the relevant Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each relevant Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8 Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount and type of credit outstanding, each advance and each payment of principal and interest on account of each Loan, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including Letter fees and standby fees.  The Administrative Agent's accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers pursuant to this agreement.

3.9 General Provisions Relating to All Letters

(a) Each request by a Borrower for the issuance or amendment of a Letter shall be deemed to be a representation by such Borrower that the extension of credit so requested complies with the conditions set forth in Section 12.1.  Each Borrower hereby acknowledges and confirms to the Issuing Lender that the Issuing Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the relevant Borrower.  The sole obligation of the Issuing Lender with respect to Letters issued by it is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

Fourth Amended and Restated Credit Agreement - Equinox

(b) The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter issued by the Issuing Lender and each Borrower unconditionally assumes all risks with respect to the same.  Each Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.  The relevant Borrower shall promptly examine a copy of each Letter and each amendment thereto that is delivered to it and, in the event of any claim of non-compliance with such Borrower's instructions or other irregularity, such Borrower will immediately notify the Issuing Lender.  Each Borrower shall be conclusively deemed to have waived any such claim against the Issuing Lender and its correspondents unless such notice is given as aforesaid.

(c) The obligations of the Borrowers hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i) any lack of validity or enforceability of this agreement or any such Letter;

(ii) any amendment or waiver of or any consent to departure from this agreement;

(iii) the existence of any claim, set-off, defense or other rights which the relevant Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(iv) any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v) any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi) the surrender or impairment of any Security;

(vii) any reduction or withdrawal of the Issuing Lender's credit rating by any rating agency; or

Fourth Amended and Restated Credit Agreement - Equinox

(viii) any other circumstance or happening whatsoever, similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, a Borrower.

The obligations of the Borrowers hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter, approved in writing by the relevant Borrower.  The Issuing Lender shall not be under any obligation to amend any Letter if (A) the Issuing Lender would have no obligation at such time to issue such Letter in its amended form under the terms hereof, or (B) the beneficiary of such Letter does not accept the proposed amendment to such Letter.

(d) Any action, inaction or omission taken or suffered by the Issuing Lender or any of its correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrowers and shall not place the Issuing Lender or any of its correspondents under any resulting liability to the Borrowers.  Without limiting the generality of the foregoing, the Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns.  Each Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(e) The Borrowers agree that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the RCF Lenders, the Issuing Lender or the Administrative Agent or any other Person in connection therewith, other than on account of the Issuing Lender's gross negligence or wilful misconduct.

(f) Save to the extent expressly provided otherwise in this Section 3.9 the rights and obligations between the Issuing Lender and the relevant Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits, ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g) The Issuing Lender shall act on behalf of the RCF Lenders with respect to any Letters issued by it and the documents associated therewith, and the Issuing Lender shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 14 with respect to any acts taken or omissions suffered by the Issuing Lender in connection with Letters issued by it or proposed to be issued by it and any documentation pertaining to such Letters as fully as if the term "Administrative Agent" as used in Article 14 included the Issuing Lender with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Issuing Lender.

Fourth Amended and Restated Credit Agreement - Equinox

(h) Immediately upon the issuance of each Letter, each RCF Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Issuing Lender a risk participation in such Letter in an amount equal to the product of such Lender's Pro Rata Share times the amount of such Letter.

(i) None of the Issuing Lender, the Administrative Agent nor any correspondent, participant or assignee of the Issuing Lender shall be liable to any RCF Lender for (i) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in connection herewith at the request or with the approval of the RCF Lenders or the Majority Lenders, as applicable, (ii) any action of any of the Issuing Lender, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lender taken or omitted in the absence of such party's gross negligence or wilful misconduct; or (iii) any deficiency in the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter.

3.10 Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a) prior to 12:00 p.m. (Toronto time) on the fifth day prior to the date of any voluntary prepayment;

(b) prior to 12:00 p.m. (Toronto time) on the third Banking Day prior to the date of a drawdown or rollover of a Term Benchmark Loan or the issuance of a Letter; and

(c) prior to 12:00 p.m. (Toronto time) on the second Banking Day prior to the date of a Base Rate Loan.

3.11 Administrative Agent's Discretion to Allocate

Notwithstanding the provisions of Sections 3.2 and 9.7(b) with respect to the funding of Loans and reimbursing with respect to Letters in accordance with each relevant Lender's Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each relevant Lender coincides with such Lender's Pro Rata Share of the aggregate amount of credit extended under a particular Credit Facility by all of the relevant Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any relevant Lender exceeding such Lender's Individual Commitment under the relevant Credit Facility.

Fourth Amended and Restated Credit Agreement - Equinox

3.12 Alternate Rate of Interest

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.12, if:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii) the Administrative Agent is advised by the relevant Majority Lenders in respect of the relevant Credit Facility prior to the commencement of any Interest Period for a Term Benchmark Loan that the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Term Benchmark Loan for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the relevant Lenders by telephone or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the relevant Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark (1) any request pursuant to a Drawdown Notice, Rollover Notice, or Conversion Notice, as applicable, that requests a Loan of a Term Benchmark Loan shall instead be deemed to be a request for Loan of, or a conversion or rollover of to, a Base Rate Loan; provided that if the circumstances giving rise to such notice (x) affect only one type of Loan, then all other types of Loans shall be permitted and (y) do not affect all relevant Lenders, then requests by the Borrowers for Term Benchmark Loans may be made to the relevant Lenders that are not affected thereby. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrowers' receipt of the notice from the Administrative Agent referred to in this Section 3.12(a) with respect to an Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until the Administrative Agent notifies the Borrowers and the relevant Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Loan.

(b) Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from relevant Lenders comprising the relevant Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

Fourth Amended and Restated Credit Agreement - Equinox

(c) In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Document.

(d) The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrowers of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.12.

(e) Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

Fourth Amended and Restated Credit Agreement - Equinox

(f) Upon the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Loan.

3.13 Administrative Agent Disclaimer

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to any Benchmark or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as any Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of any Benchmark any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark (or any component definition thereof or rates referred to in the definition thereof), in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

3.14 Illegality

If after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrowers. Before giving any notice to the Administrative Agent pursuant to this Section 3.14, such Lender shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this agreement, each Borrower shall repay in full the then outstanding principal amount of such Lender's portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, each Borrower may borrow a Base Rate Loan from such Lender, whether or not it would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 4
DRAWDOWNS

4.1 Drawdown Notice

Subject to Sections 2.5, 3.1, 3.4, 3.5 and the final sentence of this Section 4.1 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the relevant Lenders as provided in Section 14.14, a Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto ("Drawdown Notice") in accordance with Section 3.10 and specifying, as applicable:

(a) the Credit Facility under which credit is to be obtained;

(b) the date the credit is to be obtained;

(c) whether the credit is to be obtained by way of Base Rate Loan, Term Benchmark Loan or Letter;

(d) the principal amount of the Loan;

(e) if the credit is to be obtained by way of Term Benchmark Loan, the applicable Interest Period;

(f) if the credit is to be obtained by way of Letter, the named beneficiary of the Letter and address of such beneficiary, the documents to be presented by such beneficiary in case of any drawing thereunder, the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder, the purpose and nature of the requested Letter, the maturity date and amount of the Letter and all other terms of the Letter (including, without limitation, the proposed form of the letter and such other matters as the Issuing Lender may require); and

Fourth Amended and Restated Credit Agreement - Equinox

(g) the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2 Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued by Equinox on behalf of a Guarantor, Equinox shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule P hereto, and pursuant to which such Guarantor shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

ARTICLE 5
ROLLOVERS

5.1 Term Benchmark Loans

Subject to Section 3.5 and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the relevant Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each such relevant Lender shall, on the maturity of such Term Benchmark Loan, continue to extend credit to the relevant Borrower by way of a Term Benchmark Loan (without a further advance of funds to the relevant Borrower) in the principal amount equal to such Lender's Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

5.2 Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 ("Rollover Notice") shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a) the maturity date of the maturing Term Benchmark Loan and the Credit Facility under which it was drawn;

(b) the principal amount of the maturing Term Benchmark Loan and the portion thereof to be replaced; and

(c) the Interest Period or Interest Periods of the replacement Term Benchmark Loans.

5.3 Conversion by Lenders

Upon written notice to such effect to the Borrowers at such times as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Term Benchmark Loan, convert such Term Benchmark Loan into Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

Fourth Amended and Restated Credit Agreement - Equinox

5.4 Absence of Notice

Subject to the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan shall be automatically continued as a Term Benchmark Loan having an Interest Period of one month in the principal amount of the maturing Term Benchmark Loan, as though a notice to such effect had been given in accordance with Section 5.2.

ARTICLE 6
CONVERSIONS

6.1 Converting Loan to Other Type of Loan

Subject to Sections 3.1 and 3.5 and provided that a Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the relevant Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each relevant Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to such Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to such Borrower) in the aggregate principal amount equal to such Lender's Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2 Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 ("Conversion Notice") shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)              the type of Loan to be converted and the Credit Facility under which it was drawn;

(b)              the date on which the conversion is to take place;

(c)              the principal amount of the Loan or the portion thereof which is to be converted;

(d)              the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)              if an outstanding Loan is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3 Absence of Notice

Subject to the terms and conditions hereof, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan in favour of a Borrower shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2.

Fourth Amended and Restated Credit Agreement - Equinox

6.4 Conversion by Lenders

Upon written notice to such effect to the Borrowers at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Term Benchmark Loan, convert such Term Benchmark Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.2.

ARTICLE 7
INTEREST AND FEES

7.1 Interest Rates

The Borrowers shall pay to the relevant Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a) the applicable Adjusted Term SOFR Rate plus the Applicable Rate in the case of each Term Benchmark Loan; and

(b) the Base Rate plus the Applicable Rate in the case of each Base Rate Loan.

7.2 Calculation and Payment of Interest

(a) Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360, in the case of a Term Benchmark Loan, or 365 days (or 366, in the case of a leap year) in the case of a Base Rate Loan.

(b) Accrued interest shall be paid,

(i) in the case of interest on Base Rate Loans, monthly in arrears on the last day of each month; and

(ii) in the case of interest on Term Benchmark Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Term Benchmark Loans are otherwise required to be repaid.

7.3 General Interest Rules

(a) For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.

Fourth Amended and Restated Credit Agreement - Equinox

(b) Interest on each Loan and on overdue interest thereon shall be payable in U.S. Dollars.

(c) If a Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the relevant Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, such Borrower shall pay to the Administrative Agent or the relevant Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to, in the case of a Term Benchmark Loan, Term SOFR Rate for the Interest Period applicable thereto plus the Applicable Rate at such time and in the case of a Base Rate Loan, the Base Rate plus, in each case, 2.00% per annum.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4 Selection of Interest Periods

With respect to each Term Benchmark Loan, the relevant Borrower shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice, the duration of the Interest Period provided that:

(a) Interest Periods shall have a duration from one, three or six months (subject to availability and to the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates of Interest Periods);

(b) the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c) if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5 Standby Fees

Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the RCF Facility, the Borrowers shall pay, in accordance with Section 3.6, to the RCF Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days (or, in the case of a leap year, 366 days), equal to the Applicable Rate on the Available Credit, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the date of payment.  Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any RCF Lender while it is a Defaulting Lender.

Fourth Amended and Restated Credit Agreement - Equinox

7.6 Letter Fees

The Borrowers shall pay to the Administrative Agent, for the benefit of the RCF Lenders in accordance with Section 3.6, with respect to each Letter, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 days and on the amount of the subject Letter, for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  In addition, with respect to all Letters, the Borrowers shall from time to time pay to the Issuing Lender, for its own account, its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters.  Each such payment is non-refundable and fully earned when due.

7.7 Applicable Rate Adjustment

On the second Banking Day following each date Equinox delivers a compliance certificate to the Administrative Agent pursuant to Section 11.1(b)(iii) which discloses a Total Net Leverage Ratio at a Level which differs from the Level then in effect, the Applicable Rate applicable to (i) all Loans and Letters outstanding on the date any such change takes effect and (ii) the standby fee referenced in Section 7.5 will in each case be adjusted immediately, but without retroactive effect.  Notwithstanding the foregoing if Equinox fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(b)(iii), the Total Net Leverage Ratio shall be deemed as from such date to be at Level VII until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in the definition of Applicable Rate, but without any adjustments having retroactive effect.

7.8 Interest Act Compliance

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this agreement at a rate or percentage (the "Contract Rate") for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis (the "Contract Rate Basis"), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis.  Each Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to Accommodations based on the methodology for calculating per annum rates provided for in this agreement.  The Lenders and Administrative Agent agree that, if requested in writing by a Borrower, it will calculate the nominal and effective per annum rate of interest or fees on any Accommodation outstanding at the time of such request and provide such information to such Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve any Borrower of any of its obligations under this agreement or any other Finance Document, nor result in any liability to the Lenders and Administrative Agent.  To the extent permitted by law, the Borrowers hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Finance Document, that the interest or fees payable under any Finance Document and the calculation thereof has not been adequately disclosed to the Borrowers, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1 Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2 Increased Costs

(a) Increased Costs Generally.  If from time to time any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Finance Party;

(ii) subject any Finance Party to any Tax of any kind whatsoever with respect to this agreement, any extension of credit made by it, or change the basis of taxation of payments to such Finance Party in respect thereof, except for Indemnified Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Finance Party; or

(iii) impose on any Finance Party or any applicable interbank market any other condition, cost or expense affecting this agreement or any extension of credit made by such Finance Party or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Finance Party of making or maintaining any extension of credit (or of maintaining its obligation to make any such extension of credit) or to reduce the amount of any sum received or receivable by such Finance Party hereunder (whether of principal, interest or any other amount), then upon request of such Finance Party from time to time the Borrowers will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Finance Party.

(b) Capital and Liquidity Requirements.  If any Finance Party determines in its sole and absolute discretion that any Change in Law affecting such Finance Party or any lending office of such Finance Party or such Finance Party's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Finance Party's capital or on the capital of such Finance Party's holding company, if any, as a consequence of this agreement, the Individual Commitment of such Finance Party or the extensions of credit made by it, to a level below that which such Finance Party or its holding company could have achieved but for such Change in Law (taking into consideration such Finance Party's policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrowers will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party or its holding company for any such reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the Finance Party.

Fourth Amended and Restated Credit Agreement - Equinox

(c) Certificates for Reimbursement.  A certificate of a Finance Party setting forth the amount or amounts necessary to compensate such Finance Party or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers from time to time shall be conclusive absent manifest error.  The Borrowers shall pay such Finance Party the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests.  Failure or delay on the part of any Finance Party to demand compensation pursuant to this Section shall not constitute a waiver of such Finance Party's right to demand such compensation, except that the Borrowers shall not be required to compensate a Finance Party pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Finance Party notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Finance Party's intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

8.3 Failure to Fund as a Result of Change of Circumstances

If (i) any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a) or 8.2(b), (ii) any Lender becomes a Defaulting Lender or an Non-FATCA Compliant Lender or (iii) any Lender refuses to give timely consent to an amendment, modification or waiver of this agreement that, pursuant to Section 14.14, requires consent of all the relevant Lenders, where the consent of the Majority Lenders has been given with respect thereto (collectively with any Lender described in paragraphs (i) and (ii) above, for the purposes of this Section, the "Affected Lender"), then the Borrowers may indicate to the Administrative Agent in writing that the Borrowers desire to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such relevant Lender or relevant Lenders may, in the aggregate, advance all (but not part) of the Affected Lender's Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender's Individual Commitment and obligations under the relevant Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Finance Documents to the extent they relate to the relevant Credit Facility (but in no event shall any other relevant Lender or the Administrative Agent be obliged to do so).  If one or more relevant Lenders shall so agree in writing (herein collectively called the "Assenting Lenders" and individually called an "Assenting Lender") with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the relevant Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to the relevant Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender's Pro Rata Share of such credit and Individual Commitment and obligations under the relevant Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to the relevant Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrowers.  On such date, the Assenting Lenders shall extend to the Borrowers the Affected Lender's Pro Rata Share of such credit under the relevant Credit Facility and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a "Lender" under the relevant Credit Facility for purposes of this agreement and shall no longer have any rights or obligations hereunder.  Upon the assumption of the Affected Lender's Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.  For certainty, the Borrowers shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender.

Fourth Amended and Restated Credit Agreement - Equinox

8.4 Indemnity Relating to Credits

Upon notice from the Administrative Agent to a Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by such Borrower), such Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the relevant Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the relevant Lenders to fund or maintain any portion of a Loan as a result of:

(a) the failure of such Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above);

(b) the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

(c) with respect to any Letter, arising from claims or legal proceedings, and including reasonable and documented legal fees and disbursements, respecting the collection of amounts owed by a Borrower hereunder in respect of such Letter or the enforcement of the Administrative Agent or the relevant Lenders' rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the relevant Lenders from paying any amount under such Letter.  Notwithstanding the foregoing, a Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is sustained or incurred by such relevant Lender while it is a Defaulting Lender.

Fourth Amended and Restated Credit Agreement - Equinox

8.5 Indemnity for Transactional and Environmental Liability

(a) Each Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender, the Issuing Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement (collectively in this Section 8.5(a), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or willful misconduct or breach by such Indemnified Party of its obligations under the Finance Documents.

(b) Without limiting the generality of the indemnity set out in the preceding clause (a), each Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, contaminant, pollutant or waste, and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or willful misconduct.

Fourth Amended and Restated Credit Agreement - Equinox

(c) All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Finance Parties.

(d) Each Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on such Borrower by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e) If, for any reason, the obligations of a Borrower pursuant to this Section 8.5 shall be unenforceable, such Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.6 Gross-Up for Taxes

(a) Any and all payments made by or on behalf of a Borrower under this agreement or under any other Finance Document (any such payment being hereinafter referred to as a "Payment") to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of a Finance Party, such Borrower shall:

(i) promptly notify the Administrative Agent of such requirement;

(ii) with respect to Indemnified Taxes, pay to such Finance Party in addition to the Payment to which such Finance Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Finance Party (free and clear of, and net of, any such Indemnified Taxes, including the full amount of any Indemnified Taxes required to be deducted or withheld from any additional amount paid by such Borrower under this Section 8.6(a), whether assessable against such Borrower or such Finance Party) equals the full amount the Finance Party, would have received had no such deduction or withholding been required;

(iii) make such deduction or withholding;

(iv) pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by such Borrower, to the Finance Party under this Section 8.6(a)), within the time period required by Applicable Law; and

Fourth Amended and Restated Credit Agreement - Equinox

(v) as promptly as possible thereafter, forward to the relevant Finance Party an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Finance Party, evidencing such payment to such Official Body.

(b) In addition, each Borrower agrees to pay any and all present or future Other Taxes.

(c) Each Borrower hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Indemnified Taxes and Other Taxes. In addition, each Borrower hereby indemnifies and holds harmless each Finance Party for all Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Finance Party, as applicable, and for all expenses, resulting from or relating to such Borrower's failure to:

(i) remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v); or

(ii) pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed.  The Administrative Agent or any Finance Party who pays any Taxes or Other Taxes shall promptly notify such Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of such Borrower under this Section 8.6.  Payment pursuant to this indemnification shall be made within 20 days from the date the Administrative Agent or the relevant Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d) If a Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.6, the relevant Finance Party shall, if so requested by such Borrower, cooperate with such Borrower in challenging such Indemnified Taxes at such Borrower's expense.

(e) If any Finance Party receives a refund of Taxes for which a payment has been made by a Borrower under this Section 8.6, which refund in the good faith judgment of the Finance Party is attributable to the Indemnified Taxes giving rise to such payment made by a Borrower, then such Finance Party shall reimburse such Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund), net of out-of-pocket expenses of such Finance Party which the Finance Party determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible.  The Borrowers, upon the request of a Finance Party, agree to repay such Finance Party any portion of any such refund paid over to the Borrowers that a Finance Party is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Finance Party as a result of or related to such payment to such Official Body.  No Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund.  No Finance Party shall be obliged to disclose any information regarding its tax affairs or computations to the Borrowers or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

Fourth Amended and Restated Credit Agreement - Equinox

(f) Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, "Relevant Taxes") under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to such Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by such Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes.  In addition, any Finance Party, if requested by a Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by such Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements.  Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 8.6(f) that such Finance Party is not legally able to deliver.  Without limiting the foregoing, each Finance Party shall deliver to the Borrowers (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrowers or the Administrative Agent, executed copies of an applicable IRS Form W-8 or IRS Form W-9 and any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrowers or Administrative Agent to determine the withholding or deduction required to be made, including such documentation prescribed by Applicable Law (including Section 1471(b)(3)(C)(i) of the US Internal Revenue Code) and such additional documentation as may be appropriate for the Borrowers or Administrative Agent to comply with their obligations under FATCA and to determine that each Finance Party has complied with its obligations under FATCA or to determine the amount to deduct and withhold from any payment made hereunder.

(g) Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a), in respect of interest payable under a Finance Document, shall be payments of interest under such Finance Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

Fourth Amended and Restated Credit Agreement - Equinox

(h) Each Borrower's obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facilities and this agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder or thereunder.

ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1 Repayment of TL Facility

The credit outstanding under the TL Facility shall be repaid by Equinox to the Lenders in consecutive quarterly instalments on the following instalment dates amounts:

Instalment Date	% TL Amortization Amount
August 13, 2026	10%
November 13, 2026	10%
February 13, 2027	10%
TL Maturity Date	(x) the remaining principal amount outstanding under the TL Facility, (y) all accrued and unpaid interest thereon and (z) all accrued and unpaid fees with respect thereto.

Amounts which are repaid as aforesaid may not be reborrowed.

9.2 Repayment of RCF Facility

The Borrowers shall repay to the Administrative Agent, for the account of the RCF Lenders, in full the outstanding credit under the RCF Facility on the RCF Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.  As concerns any Letter which, on the RCF Maturity Date, has an expiry date later than the RCF Maturity Date, the relevant Borrower shall pay to the Issuing Lender, on the RCF Maturity Date, the then contingent liability of the Issuing Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2).  Following such payment by such Borrower to the Issuing Lender, such Borrower shall have no further liability to the RCF Lenders with respect to any such Letter.

9.3 Repayment of Credit Excess

In the event that there is a Credit Excess at any time, the Borrowers shall repay to the RCF Lenders on demand the amount of the Credit Excess.  Each such repayment shall be deposited by the Administrative Agent in a segregated account and held in trust for the RCF Lenders to be applied to repay outstanding Loans under the RCF Facility as they mature or, as applicable, to satisfy reimbursement obligations with respect to outstanding Letters as such Loans mature or as such Letters are drawn upon, as the case may be.

Fourth Amended and Restated Credit Agreement - Equinox

9.4 Voluntary Prepayments

Subject to Section 9.6, the Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under a Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and any such prepayment of all or any portion of any Loan shall be in an amount of no less than $1,000,000 and otherwise in integral multiples of $500,000 in excess thereof.  Amounts under the TL Facility which have been prepaid as aforesaid may not be re-borrowed and any such prepayments shall be applied in inverse order of maturity. Amounts under the RCF Facility which have been prepaid as aforesaid may be re-borrowed. Other than any payments required pursuant to Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.4.

9.5 Mandatory Prepayments

(a) The Borrowers shall, within five Banking Days of the occurrence of an Insurance Prepayment Trigger Event, prepay outstanding credit under the Credit Facilities in an amount equal to the Applicable Prepayment Amount.  Such payments shall first be applied to prepayment of the TL Facility in inverse order of maturity until repaid in full and thereafter shall be applied to the RCF Facility. Amounts which are prepaid as aforesaid may not be re-borrowed.

(b) Equinox shall, within five Banking Days of the occurrence of a High Yield Prepayment Trigger Event, prepay outstanding credit under the TL Facility in an amount equal to the Applicable Prepayment Amount.  Such payments shall be applied to prepayment of the TL Facility in inverse order of maturity. Amounts which are prepaid as aforesaid may not be re-borrowed.

(c) Section 8.4 shall be complied with in connection with any prepayment pursuant to this Section 9.5.

9.6 Prepayment Notice

The Borrowers shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.4.  Such notice (a "Prepayment Notice") shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a) the Credit Facility which is to be prepaid;

(b) the date on which the prepayment is to take place; and

(c) the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000).

9.7 Reimbursement or Conversion on Presentation of Letters

(a) On presentation of a Letter and payment thereunder by the Issuing Lender, the relevant Borrower shall forthwith pay (and in any event no later than 11:00 a.m. (Toronto time) on the date of any payment by the Issuing Lender under a Letter) to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by Issuing Lender pursuant to such Letter.  Failing such payment, such Borrower shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter into a Base Rate Loan under the RCF Facility to the extent of the payment of the Issuing Lender thereunder.

Fourth Amended and Restated Credit Agreement - Equinox

(b) If the Issuing Lender makes payment under any Letter and the relevant Borrower does not fully reimburse the Issuing Lender on or before the date of payment, then Section 9.7(a) shall apply to deem a Base Rate Loan to be outstanding to such Borrower under the RCF Facility in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied.  Each RCF Lender shall, on request by the Issuing Lender, immediately pay to the Issuing Lender an amount equal to such Lender's Pro Rata Share of the amount paid by the Issuing Lender such that each Lender is participating in the deemed Base Rate Loan in accordance with its Pro Rata Share of the RCF Facility.  The obligation of each RCF Lender to pay the Issuing Lender its Pro Rata Share of each such deemed Base Rate Loan under the RCF Facility shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against the Issuing Lender, the relevant Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c) Each RCF Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender's Pro Rata Share of the RCF Facility of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the relevant Borrower does not fully reimburse the Issuing Lender therefor.

(d) Until each RCF Lender funds its Loan under the RCF Facility pursuant to this Section 9.7 to reimburse the Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender's Pro Rata Share of such amount shall be solely for the account of the Issuing Lender.

(e) If any RCF Lender fails to immediately make available to the Administrative Agent for the account of the Issuing Lender any amount required to be paid by such RCF Lender pursuant to the foregoing provisions of this Section 9.7, the Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Issuing Lender at a rate per annum equal to the Adjusted Term SOFR Rate for a one month interest period plus the Applicable Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Issuing Lender in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's Pro Rata Share of the RCF Facility of the relevant Loan.  A certificate of the Issuing Lender submitted to any RCF Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.7(e) shall be conclusive absent manifest error.

Fourth Amended and Restated Credit Agreement - Equinox

9.8 Letters Subject to an Order

(a) Subject to Section 13.2, the relevant Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order.  Payment in respect of each such Letter shall be due forthwith upon demand.

(b) Notwithstanding anything in this agreement to the contrary, the Issuing Lender shall not be under any obligation to issue any Letter if:

(i) the issuance of such Letter would violate one or more policies of the Issuing Lender applicable to Letters generally;

(ii) any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing such Letter, or any law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or such Letter in particular or shall impose upon the Issuing Lender with respect to such Letter any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which the Issuing Lender in good faith deems material to it; or

(iii) such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

9.9 Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.10 Extension of Maturity Date

(a) At any time not earlier than 60 days prior to the anniversary date of this agreement in each year, the Borrowers may, by written request to the Administrative Agent (the "Extension Request"), request that this agreement be amended to extend the then current RCF Maturity Date to a date up to one year later than the then current RCF Maturity Date.  A copy of the Extension Request shall be provided by the Administrative Agent to each of the RCF Lenders in accordance with Section 14.18.  Each such RCF Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the "Extension Response Notice"), not later than 30 days after receipt of the Extension Request (the "Extension Response Period"), approve or decline the Extension Request.  If any such RCF Lender does not provide an Extension Response Notice within the Extension Response Period, such RCF Lender shall be deemed to have declined the Extension Request.  If the Majority Lenders approve the Extension Request, the Administrative Agent shall notify the Borrowers and the RCF Lenders of such approval and confirm the new RCF Maturity Date, which new RCF Maturity Date shall become effective on and from the then current RCF Maturity Date.  If the RCF Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify the Borrowers and the Lenders and the RCF Maturity Date shall not be extended.

Fourth Amended and Restated Credit Agreement - Equinox

(b) If the RCF Majority Lenders but less than all of the RCF Lenders approve the Extension Request within the Extension Response Period (the "Approving Lenders"), the following shall apply:

(i) On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the "Acquisition Request Notice") to the Borrowers and each RCF Lender identifying the Approving Lenders and RCF Lender or RCF Lenders that have declined or are deemed to have declined the Extension Request (the "Declining Lenders") and their respective Individual Commitments.

(ii) Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Administrative Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount").  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the "Acquisition Deadline").  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrowers and each RCF Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisition shall be completed on the then current RCF Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrowers may locate other Persons ("Substitute Lenders") who qualify as RCF Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the then current RCF Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrowers which is not so acquired by Approving Lenders or Substitute Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the Borrowers to the Declining Lender in full on the then current RCF Maturity Date (without giving effect to the Extension Request).

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit under the Finance Documents, the Borrowers hereby represent and warrant to the Finance Parties as of the Restatement Date, as of the date of each extension of credit hereunder, and as of the last day of each Fiscal Quarter, in each case, unless otherwise provided herein, as follows and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit under the Finance Documents:

(a) Status and Power.  Each Obligor is a corporation duly incorporated and organized and, where legally applicable, validly subsisting in good standing under the laws of its governing jurisdiction.  Each Obligor is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary, except where failure to be in such standing or so qualified, registered or licensed would not reasonably be expected to have a Material Adverse Effect.  Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, and to carry on its business as now conducted.  Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b) Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party.  Each Obligor has duly executed and delivered the Finance Documents to which it is a party.  The Finance Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable remedies.

Fourth Amended and Restated Credit Agreement - Equinox

(c) Compliance with Other Instruments.  The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor.  The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any Material Agreement or any material lease, licence (including, without limitation, the Mining Licenses), permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than any necessary consent or approval of the counterparties of the Material Agreements, Mining Licenses and other instruments, which consent or approval has been obtained and remains in full force and effect.

(d) Financial Statements.  The consolidated financial statements of Equinox for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of Equinox since the date of such financial statements.  The balance sheet of the aforesaid financial statement presents in all material respects a fair statement of the consolidated financial condition and assets and liability of Equinox as at the date thereof and the statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly present in all material respects the results of the consolidated operations of Equinox throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the consolidated business of Equinox, Equinox does not have any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.  The last day of Equinox's Fiscal Year is December 31 of each year.

(e) Litigation.  There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Fourth Amended and Restated Credit Agreement - Equinox

(f) Title to Assets.  Except as qualified by the Title Opinions or otherwise disclosed in writing to the Lenders, each Obligor has good and marketable title to its material property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g) Conduct of Business.  No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which could reasonably be expected to have a Material Adverse Effect (except in the case of Anti-Corruption Laws which shall not be so qualified by a Material Adverse Effect).  Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h) Outstanding Defaults.  No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of (x) any Material Agreement, undertaking or instrument to which any Obligor is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect or (y) any Mining Licenses other than any immaterial default which does not afford the grantor of any such Mining License the right to revoke such Mining License or impose materially more restrictive conditions thereon or as otherwise disclosed in the Perfection Certificates.

(i) Solvency Proceedings.  No Obligor has, as of the Effective Time after giving effect to the Greenstone Acquisition:

(i) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii) in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii) made an assignment for the benefit of its creditors;

(iv) consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v) filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi) been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

Fourth Amended and Restated Credit Agreement - Equinox

(j) Tax Returns and Taxes.  Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k) Expropriation or Condemnation.  There is no present or threatened (in writing) expropriation or condemnation of the property or assets of any Obligor.

(l) Environmental Compliance.

(i) All facilities and property (including underlying groundwater) now or previously owned, leased, used or operated by each Obligor is owned or leased in compliance with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to have a Material Adverse Effect;

(ii) Except as disclosed in Schedule O, there are no pending or threatened (in writing) claims, complaints, notices or requests for information received by any Obligor from any Official Body with respect to any alleged violation of any Environmental and Social Law which alleged violation could reasonably be expected to have a Material Adverse Effect;

(iii) There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Obligor in violation of Environmental and Social Laws except for Releases of any Hazardous Materials or release which could not reasonably be expected to have a Material Adverse Effect;

(iv) Each Obligor has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental and Social Laws to carry on its business except where any non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v) No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Obligor which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental and Social Law except for the existence of any such conditions which could not reasonably be expected to have a Material Adverse Effect.

(m) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).  Equinox's shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act and Equinox's most recent audited balance sheet states that it has net assets of at least Cdn.$75,000,000.  Each Borrower operates in a country that is a member of the Financial Action Task Force.

Fourth Amended and Restated Credit Agreement - Equinox

(n) Partnerships.  No Obligor, is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Obligor arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(o) Corporate Structure.  As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(b)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Obligors and evidences (i) intercorporate share ownership and (ii) mine ownership.

(p) Employee Benefit Plans and Pension Plans.  Each Employee Benefit Plan is in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan.  Except as disclosed in Schedule N, no Obligor has implemented any Pension Plan.  With respect to any Employee Benefit Plan maintained or contributed to by any Obligor, reasonable reserves have been established in accordance with prudent business practice or where required by best accounting practices in the jurisdiction in which such plan is maintained having regard to tax legislation.  The aggregate unfunded liabilities, after giving effect to any reserves for such liabilities, with respect to all Employee Benefit Plans could not be reasonably expected to result in a Material Adverse Effect.

(q) Mining Licenses.  The Mining Licenses have been validly granted and recorded in the name of, and are owned by the applicable Subsidiary of Equinox and are in full force and effect, except as provided in the Perfection Certificates or Title Opinions.  The Administrative Agent for the benefit of the Finance Parties pursuant to the Security Documents has or will have a Lien on the Mining Licenses upon the execution, delivery and, where required, applicable consents of Official Bodies and registration of the Security Documents to which the relevant Subsidiary of Equinox is a party.  The Mining Licenses grant the holders thereof the exclusive right to extract minerals from the areas covered by the Mining Licenses in accordance with the respective terms and conditions thereof and applicable thereto.  Except as disclosed in the Perfection Certificates or Title Opinions, as such disclosure may be updated from time to time to the extent required pursuant to Section 11.1(b): (i) no Person has any material right, title or interest in or to the Mining Licenses other than Permitted Liens; and (ii) except for Permitted Liens, all fees, including maintenance fees, and other payments due to any Official Body in respect of the Mining Licenses have been paid in full on a timely basis, except as would not materially interfere with the use made by the applicable Obligor of the Mining Licenses.

(r) Authorizations for the Mining Operations.  All material authorizations (including those required under Environmental and Social Laws), concessions, mining rights, water rights, easements, leases, surface rights, rights of way and other property rights and other rights necessary for the Mining Operations as of the relevant date this representation is made and necessary for maintaining and preserving the rights of the relevant Obligors therein are in full force and effect and are sufficient to permit the Mining Operations in all material respects as contemplated by the Mine Plan, in each case other than those which (i) are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary (those that are in existence as at the date hereof with respect to presently planned future operations are listed in the relevant Perfection Certificates) or (ii) the failure to have or to obtain in due course would not reasonably be expected to result in a Material Adverse Effect.  No Obligor has taken any action or omitted to take any action, and to, the Knowledge of Equinox, no other Person has taken any action or omitted to take any action, which could result in the forfeiture, loss, adverse change, non-renewal or non-issuance of any such authorization, concession, mining right, water right, easement lease, surface right, right-of-way, property right or other right which has or would reasonably be expected to have a Material Adverse Effect.

Fourth Amended and Restated Credit Agreement - Equinox

(s) Perfection Certificates.  Other than as may be updated from time to time pursuant to Section 11.1(b), all information in each Perfection Certificate is hereby certified to be true and correct in all material respects as at the date of delivery of such Perfection Certificate.

(t) Assets Insured.  The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by any Obligor insured thereunder of the full amount of any material insured loss.

(u) Intellectual Property.  Each Obligor owns or licenses or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not reasonably be expected to have a Material Adverse Effect).  No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor could reasonably be expected to have a Material Adverse Effect.  No present or former employee of any Obligor and no other Person owns or claims in writing to own or has or claims in writing to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that could reasonably be expected to have a Material Adverse Effect.

(v) Capital of Subject Entities.  The authorized and issued capital of each Obligor (other than Equinox) and the owner of record of all such issued capital, is as set forth in the Perfection Certificate of such Obligor and all of the issued Shares have been issued by each Obligor and are outstanding as fully paid and, where applicable, non-assessable.  There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Obligor (other than Equinox) or the issuance of any debt or securities convertible into Shares of any Obligor (other than Equinox), there are no outstanding debt or securities convertible into Shares of any Obligor (other than Equinox) and there are no Shares allotted for issuance.  There is no unanimous shareholder agreement with respect to any Obligor.

Fourth Amended and Restated Credit Agreement - Equinox

(w) Liens.  The Liens granted to the Administrative Agent pursuant to the Security Documents are fully perfected first priority Liens in and to the Secured Assets of the relevant Obligor in accordance with the Security Documents, subject only to Permitted Liens, which by their nature rank in priority to the Security and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of each such Obligor free and clear of all Liens except Permitted Liens.

(x) Consents, Approvals, etc.  No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than the consents and approvals referred to in the last sentence of Section 10.1(c) and filings contemplated under the Security Documents, including, without limitation, filing of UCC-3 continuation statements, (iii) to implement the transactions contemplated hereby or (iv) consummate the Greenstone Acquisition.

(y) No Material Adverse Change.  Since the date of the most recent audited financial statements of Equinox furnished to the Administrative Agent pursuant to or in connection with any Finance Document, there has been no Material Adverse Change.

(z) Anti-bribery Activities.  No part of the proceeds of any Accommodation will be used by either Borrower or any of its Subsidiaries, directly or, to the Knowledge of Equinox or any Subsidiary, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of anti-bribery and anti-corruption laws of Canada, the United Kingdom or the United States (including, for certainty, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder).

(aa) Sanctions Laws.  None of the transactions contemplated by the Finance Documents violates any Sanctions.  Furthermore, Equinox nor any of its Subsidiaries (including, in the case of Equinox and its Subsidiaries, their respective directors, officers, employees and agents) is a Sanctioned Person and Equinox nor any of its Subsidiaries (including, in the case of Equinox and its Subsidiaries, their respective directors, officers, employees and agents) engages in any dealings or transactions, or is otherwise associated, with a Sanctioned Person.

Fourth Amended and Restated Credit Agreement - Equinox

(bb) Anti-Money Laundering Legislation.  Equinox and its Subsidiaries has adopted and maintains adequate procedures and controls to ensure that it is in compliance with all Anti-Money Laundering and Terrorism Legislation.

(cc) Investment Company Act.  None of Equinox, nor any Person controlling Equinox, nor any Subsidiary of Equinox is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

(dd) Regulation T, U or X.  Neither Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any credit obtained hereunder shall be used for a purpose which violates, or would be inconsistent with, Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any successor thereto ("F.R.S. Board").  Terms for which meanings are provided in Regulation T, U or X of the F.R.S. Board or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

(ee) Location of Assets. No Obligor carries on business, has an office or owns any properties or assets located, outside of the Permitted Jurisdictions.

(ff) No Omissions.  None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

(gg) Immaterial Subsidiaries.  No Immaterial Subsidiary carries on any business nor has assets or liabilities, in each case exceeding $15,000,000 at any particular time.

(hh) Royalty and Stream Agreements.  There are no royalties, net smelter return obligations, streaming or prepaid delivery arrangements, production-based Taxes or similar levies on mineral production payable with respect to any mine owned by an Obligor except the Existing Stream Agreements, the Royalties, the Sandbox Gold Purchase Agreement and the Prepaid Metals Agreements.  Other than as referenced in the Existing Stream Agreements, each such agreement is unamended, there are no overdue amounts owing thereunder and no Obligor is in default under or in breach of, in either case in any material respect, of any term or condition thereof.  There are no material disputes with respect to the calculation of payments under any Existing Stream Agreement.  Each Existing Stream Agreement is unsecured and no Lien or other security interest has been granted to any Person in support of or in connection therewith.

(ii) Indigenous Claims. Each Obligor is complying in all material respects with all Applicable Laws in respect of indigenous rights, indigenous title and treaty rights of each relevant Indigenous Group.  There are no outstanding or threatened (in writing) Indigenous Claims which, if determined in a manner adverse to the relevant Obligor, would reasonably be expected to result in a Material Adverse Effect. No Obligor has received written notice, nor has it been informed by any Official Body of the receipt by an Official Body of any notice, regarding any material Indigenous Claim.  Other than as disclosed in writing to the Administrative Agent, there are no impact and benefits agreements, memorandums of understanding, compensation or partnership agreements or any other agreements of the same nature with any Indigenous Groups materially affecting the Greenstone Project, the Mesquite Mine, the Aurizona Mine or the Los Filos Mine.

Fourth Amended and Restated Credit Agreement - Equinox

(jj) Beneficial Ownership Certification.  Each Beneficial Ownership Certification most recently delivered to each relevant requesting Lender is true and correct in all respects.

10.2 Survival of Representations and Warranties

All of the representations and warranties of the Borrowers contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11
COVENANTS

11.1 Affirmative Covenants

The Borrowers hereby covenant and agree with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a) Prompt Payment.  The Borrowers shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties all amounts payable by each Obligor under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b) Financial Reporting.  The Borrowers shall furnish each Lender with the following statements and reports:

(i) within 90 days after the end of each Fiscal Year, (x) copies of the audited consolidated financial statements of Equinox for such Fiscal Year together with the auditors' report on such audited financial statements in form and substance satisfactory to the Lenders, (y) a chart setting out the corporate structure of the Obligors, whether direct or indirect, and evidencing (i) intercorporate share ownership and (ii) mine ownership and (z) unaudited non-consolidated financial statements of Solius for such Fiscal Year;

(ii) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year the unaudited consolidated financial statements of Equinox in form and substance satisfactory to the Lenders;

Fourth Amended and Restated Credit Agreement - Equinox

(iii) concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of Equinox, a Quarterly Report and written notification of any material change in the information certified in the Perfection Certificates.  For the purposes of this Section 11.1(b)(iii), a change shall be deemed to be "material" if the non-notification of same to the Administrative Agent would result in any of the present and future property, assets and undertaking of any Obligor not being subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents;

(iv) within 90 days after the end of each Fiscal Year, (i) a Mine Plan, (ii) Equinox's updated financial model (in a format agreed between Equinox and the Administrative Agent) based on the Life of Mine and (iii) a report on all tailings storage facilities maintained by or on behalf of each Obligor (in a format agreed between Equinox and the Administrative Agent);

(v) within 60 days after the end of each Fiscal Year, a consolidated annual operating budget of Equinox; and

(vi) such other statements, reports, documents and information as the Majority Lenders may reasonably request from time to time, including, without limitation, any information or documentation reasonably requested by a Lender from time to time based on applicable "know your customer" and Applicable Laws pertaining to Anti-Corruption Laws and Anti-Money Laundering and Terrorism Legislation.

Information required to be delivered with respect to Equinox pursuant to Sections 11.1(b)(i) and 11.1(b)(ii) shall be deemed to have been delivered on the date on which such information has been posted at www.sedar.com or at another website identified by Equinox by notice to the Administrative Agent and accessible by the Lenders without charge.

(c) Use of Proceeds.  The Borrowers shall apply all of the proceeds of the RCF Facility for general corporate purposes and Equinox shall apply all of the proceeds of the TL Facility to make an Investment in Premier Hardrock (which in turn shall contemporaneously apply all such proceeds to partially fund the Greenstone Acquisition).  The Borrowers shall not, directly or indirectly, use the proceeds of the Credit Facilities, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of funding or facilitating any business of or with any Sanctioned Person or in any Restricted Country, nor in any other manner, in each case as will result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as Lender or otherwise).  Unless otherwise consented to in writing by the RCF Lenders (whether prior or subsequent to the Restatement Date and including, for the avoidance of doubt, the consent provided by the Lenders dated as of September 22, 2023), the Borrowers shall not drawdown credit under the RCF Facility (i) for the purpose of paying any principal amount of Indebtedness owing pursuant to the Convertible Debentures nor (ii) for the purpose of accumulating or maintaining cash in deposit or investment accounts outside the ordinary course of business of the Borrowers, it being understood and agreed by the parties hereto that if Equinox maintains (or would maintain as a result of a drawdown under the RCF Facility) cash at any particular time on its consolidated balance sheet in excess of $250,000,000 (excluding restricted cash, reserves, sinking funds or other designation of similar effect on Equinox's consolidated balance sheet) the Borrowers shall not be permitted to drawdown credit under the RCF Facility.

Fourth Amended and Restated Credit Agreement - Equinox

(d) Insurance.  The Borrowers shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Lenders acting reasonably, all of such Obligor's assets, property and undertaking.  Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days' prior written notice to the Lenders in the event of cancellation of the policy for any reason whatsoever and, if applicable, a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Obligor or the owner of any premises for purposes more hazardous than are permitted by such policy.  All premiums for such insurance shall be paid by the relevant Obligor when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Administrative Agent.  The Borrowers shall promptly notify the Lenders of any loss, damage, or destruction to the relevant Secured Assets, whether or not covered by insurance, in excess of $10,000,000.  In the absence of any Default or Event of Default and except as otherwise provided in this Section 11.1(d), the Borrowers shall have the right to determine, whether and to what extent such insurance proceeds shall be used for repair or replacement, or prepayment of the Secured Obligations in accordance with Section 9.5(a).  If the aggregate amount of such insurance proceeds derived from damage to, or the loss or destruction of, assets (other than in respect of an insurance claim for a lost or stolen shipment of Saleable Product) is expected to exceed $10,000,000 or any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair, replacement or such other purpose as the Majority Lender may see fit including, without limitation, the permanent repayment of the TL Facility in inverse order of maturity until repaid in full and thereafter to the repayment of the RCF Facility.  If neither an Event of Default nor a Default exists and the aggregate insurance proceeds are expected to be less than $10,000,000, the relevant Obligor may negotiate a settlement regarding such proceeds, with the insurance company and the Administrative Agent shall forward such proceeds to the relevant Obligor, subject to Section 9.5(a).  If, however, an Event of Default or a Default exists, or the aggregate insurance proceeds are expected to be equal to or in excess of $10,000,000, the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent.  For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.23 of the Credit Agreement.

Fourth Amended and Restated Credit Agreement - Equinox

(e) Access to Senior Financial Officers.  Upon the request of the Administrative Agent at reasonable intervals, the Borrowers shall, and shall cause each other Obligor to, make available its senior financial and technical officers to answer questions concerning such Obligor's business and affairs.

(f) Reimbursement of Expenses.  The Borrowers shall (i) reimburse the Administrative Agent on demand for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of (I) one primary counsel and any local or special counsel to the Administrative Agent, and (II) any insurance, environmental or other consultants (which fees shall include, for certainty, the costs for environmental and insurance audits and studies required by the Administrative Agent)) in connection with its due diligence as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents or the amendment, modification, interpretation, enforcement or waiver hereof or thereof, and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party's agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Section 11.1(h), and (iii) reimburse the Administrative Agent and the Lenders, on demand, for all out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g) Notice of Expropriation or Condemnation, Litigation and Default/Event of Default.  The Borrowers shall promptly notify the Lenders in writing of:

(i) the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto;

(ii) any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of an Obligor) commenced or threatened in writing against or affecting an Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect;

(iii) any material developments in respect of any litigation disclosed to the Administrative Agent pursuant to paragraph (ii), above;

(iv) upon the occurrence of either a Default or an Event of Default, the nature and date of occurrence of such Default or Event of Default, the Borrowers' assessment of the duration and effect thereof and the action which the Borrowers propose to take with respect thereto;

Fourth Amended and Restated Credit Agreement - Equinox

(v) any non-compliance by an Obligor with the Environmental and Social Laws which could reasonably be expected to result in a Material Adverse Effect; and

(vi) any amendments, waivers or consents to the Franco-Nevada Documents, the Convertible Debentures Documents and/or Sandstorm Documents not otherwise prohibited by Section 11.2(m) together with copies of such amendments, waivers and consents.

(h) Inspection of Assets and Operations.  The Borrowers shall, and shall cause each Obligor to, permit representatives of the Administrative Agent and the Lenders from time to time to inspect the assets, property or undertaking (including, for certainty, any particular mine) of any Obligor and for that purpose to enter on any property which is owned and controlled by any Obligor and where any of the assets, property or undertaking of any Obligor may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable prior written notice.  All such inspections while a Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrowers.

(i) Corporate Existence.  The Borrowers shall, and shall cause each other Obligor to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(j) Conduct of Business.  The Borrowers shall, and shall cause each other Obligor to, conduct its business according to good, safe and prudent industry practice, and otherwise in such a manner so as to comply with all Applicable Laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom, except where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect (save and except for Anti-Corruption Laws and Sanctions which shall not be so qualified by a Material Adverse Effect).  The Borrowers shall, and shall cause each other Obligor to, conduct its business in such a manner so as to comply with all Environmental and Social Laws except where any non-compliance could not reasonably be expected to result in a Material Adverse Effect.  The Borrowers shall ensure that all operations in respect of the Leagold Mines comply in all material respects with the HSEC Policy.  The Borrowers shall, and shall cause each other Obligor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied.  The Borrowers shall, and shall cause each other Obligor to, obtain and maintain all material licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business except where failure to so obtain such licenses, permits, government approvals, franchises, authorizations and rights would not reasonably be expected to have a Material Adverse Effect.  In the event of any material non-compliance with the Environmental and Social Laws or the HSEC Policy, Equinox shall, or shall cause the appropriate Obligor to, develop or modify, as applicable, and implement a plan to correct and remedy all material non-compliance with such Environmental and Social Laws or the HSEC Policy at the Leagold Mines acceptable to the Majority Lenders, acting reasonably.

Fourth Amended and Restated Credit Agreement - Equinox

(k) Taxes.  The Borrowers shall pay, and shall cause each other Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(l) Environmental Matters.  The Borrowers shall, and shall cause each other Obligor to, promptly notify the Administrative Agent and provide copies upon receipt (and in any event no later than 10 Banking Days following such receipt) of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental and Social Laws and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental and Social Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(l).

(m) Net Senior Leverage Ratio.  Equinox shall at all times maintain the Net Senior Leverage Ratio at less than or equal to

(i) 3.00: 1.00 at all times from and including July 1, 2024 to and including September 30, 2024;

(ii) 2.75: 1.00 at all times from and including October 1, 2024 to and including December 31, 2024;

(iii) 2.50: 1.00 at all times from and including January 1, 2025,

and shall calculate the Net Senior Leverage Ratio as at the last day of each Fiscal Quarter.

(n) Total Net Leverage Ratio.  Equinox shall at all times maintain the Total Net Leverage Ratio at less than or equal to

(i) 4.50: 1.00 at all times from and including July 1, 2024 to and including September 30, 2024;

Fourth Amended and Restated Credit Agreement - Equinox

(ii) 4.25: 1.00 at all times from and including October 1, 2024 to and including December 31, 2024;

(iii) 4.00: 1.00 at all times from and including January 1, 2025,

and shall calculate the Total Net Leverage Ratio as at the last day of each Fiscal Quarter.

(o) Tangible Net Worth.  Equinox shall at all times maintain its Tangible Net Worth to be greater than or equal to the sum of $550,000,000.

(p) Interest Coverage Ratio.  Equinox shall at all times maintain the Interest Coverage Ratio at greater than or equal to

(i) 2.00: 1.00 at all times from and including the Restatement Date to and including June 30, 2024;

(ii) 4.00: 1.00 at all times from and including July 1, 2024,

and shall calculate the Interest Coverage Ratio as at the last day of each Fiscal Quarter.

(q) Minimum Liquidity.  Equinox shall at all times maintain Liquidity in an amount greater than or equal to $50,000,000.

(r) Books and Records.  The Borrowers shall, and shall cause each Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Obligor with its auditors during reasonable business hours and upon reasonable notice.  The Borrowers will, and shall cause each Obligor to, permit the Finance Parties or any of their respective representatives during reasonable business hours to inspect any and all of its properties and operations (including any particular mine), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives whether or not any representative of the relevant Obligor is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence.  All such inspections while a Default has occurred and is continuing and otherwise up to one inspection per Fiscal Year shall be at the cost of the Borrowers.

Fourth Amended and Restated Credit Agreement - Equinox

(s) Change of Name or Jurisdiction of Formation.  If any Obligor changes its legal name or its jurisdiction of formation or the jurisdiction of its location for the purposes of Section 7(1) of the PPSA or adopts a French form of its legal name, the Borrowers shall promptly notify the Lenders in writing of the details of such change or adoption and shall do all things necessary or advisable, in the reasonable opinion of the Lenders and their counsel, to ensure that the rights of the Finance Parties under the Finance Documents are maintained notwithstanding any such change of name or domicile.

(t) Guarantors.  No more than 30 days after the incorporation of a Subsidiary (other than an Immaterial Subsidiary) of Equinox or Equinox directly or indirectly acquires a Subsidiary (other than an Immaterial Subsidiary):

(i) the Borrowers shall cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(ii) the Borrowers shall, and shall cause such Subsidiary to, duly execute and deliver to the Administrative Agent one or more Security Documents in order to charge all of such Subsidiary's Secured Assets as security for its Secured Obligations and to charge all of such Subsidiary's Shares as security for the Secured Obligations of the owner of such Shares;

(iii) the Borrowers shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A) a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

(B) a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated, if applicable;

(C) a duly certified copy of the resolution of the board of directors or shareholders of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors or shareholders (if required under the constating documents or by-laws of such Subsidiary) of such Subsidiary authorizing the pledge of all of its issued and outstanding shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D) a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign each Finance Document to which such Subsidiary is a signatory;

(E) a Perfection Certificate signed by an officer of such Subsidiary;

Fourth Amended and Restated Credit Agreement - Equinox

(F) share certificates representing all of the issued and outstanding Shares of such Subsidiary (to the extent such shares are certificated), in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law;

(G) an opinion of such Subsidiary's counsel addressed to the Finance Parties and their counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the applicable Finance Documents in, inter alia, the jurisdiction of incorporation of such Subsidiary and such other matters as the Administrative Agent may reasonably request;

(H) title insurance or a Title Opinion, to the extent appropriate; and

(I) requisite information to identify each such Subsidiary under the applicable "know your client" legislation, delivered sufficiently in advance for each Lender to complete such identification to their satisfaction;

(iv) the Borrowers shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the shares of such Subsidiary;

(v) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(vi) except as otherwise provided in the relevant Security Documents, all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security and the intended first-ranking priority of such Security following the registration and recordation of such documents and instruments;

whereupon Schedule M hereto shall be deemed to be amended to add such Subsidiary thereto effective as of the date of formation or acquisition of such Subsidiary, as applicable. For greater certainty, notwithstanding the aforementioned 30 day period, as applicable, which the Borrowers have to cause such Subsidiary to, among other things, execute and deliver a Guarantee, such Subsidiary shall, for all purposes of this agreement, be a Guarantor hereunder on the date it became a Subsidiary.

Fourth Amended and Restated Credit Agreement - Equinox

(u) Maintenance of Assets.  The Borrowers shall, and shall cause each other Obligor to, maintain in good repair, working order and condition (reasonable wear, tear and obsolescence excepted) all of its assets, including, without limitation, the assets relating to or used in connection with any particular mine (whether owned or held under lease) all in accordance with generally accepted international engineering and operating practices and international mining standards, and from time to time make or cause to be made all needed and appropriate repairs, renewals, replacements, additions and improvements thereto consistent with generally accepted international engineering and operating practices and international mining standards.

(v) Capital.  The Borrowers (other than Equinox) shall not, and shall not suffer or permit any Guarantor to, issue Shares unless the Shares are issued to another Obligor and are pledged to the Administrative Agent pursuant to a Security Document.

(w) Keepwell.  Each Qualified ECP Guarantor jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Obligor to honour all of its obligations under its Guarantee in respect of Secured Obligations incurred pursuant to a Risk Management Agreement (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 11.1(w) for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 11.1(w), or otherwise under its Guarantee voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount).  The obligations of each Qualified ECP Guarantor under this Section 11.1(w) shall remain in full force and effect until discharged in accordance with the provisions of its Guarantee, as applicable.  Each Qualified ECP Guarantor intends that this Section 11.1(w) constitute, and this Section 11.1(w) shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(x) Violations of Anti-Money Laundering and Terrorism Laws.  If it obtains actual knowledge that (i) any holder of a direct or indirect equity or financial interest in it or (ii) any Obligor is the subject of any enforcement action or restriction under the Anti-Corruption Laws, Anti-Money Laundering and Terrorism Legislation and/or Sanctions, the Borrowers shall promptly notify the Administrative Agent in writing thereof.  Upon the request of the Administrative Agent, the Borrowers shall promptly provide any information the Administrative Agent believes is reasonably necessary to be delivered to comply with any Anti-Corruption Laws, Anti-Money Laundering and Terrorism Legislation, Sanctions and/or Applicable Laws pertaining to "know your customer" standards.

(y) Flood Insurance.  With respect to any real property located in the United States (and which are subject to Flood Insurance Laws) in which any Liens have been granted to the Administrative Agent in any of the Security Documents that is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a "special flood hazard area" with respect to which flood insurance has been made available under Flood Insurance Laws, Equinox shall: (A) have obtained and will maintain such flood insurance in such reasonable total amount as the Administrative Agent or any Lender may from time to time reasonably require; and (B) promptly upon request of the Administrative Agent or any Lender, provided any such request is made no more frequently than on an annual basis, deliver to the Administrative Agent or such Lender, as applicable, evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent and such Lender, including, without limitation, evidence of annual renewals of such insurance.

Fourth Amended and Restated Credit Agreement - Equinox

(z) Beneficial Ownership Certification.  Any Obligor that qualifies as a "legal entity customer" under the Beneficial Ownership Regulation shall have delivered to each Lender that so requests, a Beneficial Ownership Certification in relation to such Obligor.

(aa) Hedging Program. On or before June 13, 2024, Equinox shall implement a gold hedging program structured to achieve a minimum cumulative financial settlement of $65,000,000 relative to an assumed refined gold market price of $1,750/oz and 15% of forecasted production volumes per the Restatement Date Financial Model and thereafter Equinox shall maintain such hedging program until it has achieved a minimum cumulative financial settlement of $65,000,000.

11.2 Restrictive Covenants

The Borrowers hereby covenant and agree with the Administrative Agent and the other Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a) Liens.  The Borrowers shall not, and shall not permit or suffer any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b) Corporate Existence.  The Borrowers shall not, and shall not (i) permit or suffer any other Obligor to, take part in any Corporate Reorganization or (ii) permit or suffer any other Obligor to take part in any Capital Reorganization, in each case, other than pursuant to a Permitted Reorganization.

(c) Disposition of Assets.  The Borrowers shall not, and shall not suffer or permit the other Obligors to, Dispose of any of their respective assets other than Dispositions of:

(i) inventory disposed of in the ordinary course of business (including pursuant to the Sandbox Gold Purchase Agreement, the Prepaid Metals Agreements, the Existing Stream Agreements, Offtake Agreements and any carbon fines sales agreements);

Fourth Amended and Restated Credit Agreement - Equinox

(ii) worn out, unserviceable or obsolete equipment;

(iii) property and assets of an Obligor to another Obligor, provided that if the disposing Obligor has granted a Lien in favour of the Administrative Agent over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Administrative Agent by the acquiring Obligor substantially concurrently with such Obligor's acquisition of such asset or property, in each case, on terms and conditions satisfactory to the Administrative Agent;

(iv) any Immaterial Subsidiary or any of their assets or property;

(v) all Shares or other securities from time to time held by the Obligors in an entity whose Shares are traded on a recognized stock exchange,

(vi) other assets of the Obligors the aggregate Net Disposition Proceeds of which from and including the 2022 Restatement Date do not exceed $100,000,000;

each a "Permitted Disposition" and, in the case of (vi), provided that a Disposition will be deemed not to be a Permitted Disposition if a Default or Event of Default has occurred and is continuing at the time of such Disposition or would arise immediately after such Disposition as a result thereof.  For the avoidance of doubt, a Restricted Forward Sale Transaction and any metals prepayment transaction (other than the Sandbox Gold Purchase Agreement and the Prepaid Metals Transactions) shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.  Notwithstanding any other provision hereof, the Borrowers shall not suffer or permit the Disposition of the Greenstone Project Partnership Securities, or all or substantially all of the Greenstone Project, other than pursuant to a Permitted Disposition referenced in sub-paragraph (iii) above.

(d) Risk Management Agreements.  The Borrowers shall not, and shall not suffer or permit any other Obligor to, enter into any Risk Management Agreement other than a Permitted Risk Management Agreement.

(e) Amendments.  The Borrowers shall not,

(i) nor shall the Borrowers suffer or permit any other Obligor to, amend their articles of incorporation other than in connection with a Permitted Reorganization;

(ii) except as may be required by law or upon direction of any Official Body, suffer or permit any Obligor to amend any Mining License (except for Brazilian mining rights at exploration stages in which an Obligor obtains negative exploration results) if the effect would be to shorten its term, or otherwise would be more restrictive on the relevant Obligor in a manner and to the extent that would materially adversely impact the then-current Mine Plan;

Fourth Amended and Restated Credit Agreement - Equinox

(iii) amend any other Material Agreement if such amendment would reasonably be expected to have a Material Adverse Effect; and

(iv) amend or modify the Existing Stream Agreements or the Royalties in any manner that increases or accelerates (or may potentially increase or accelerate) its liabilities thereunder nor grant any Lien or other security interest in favour of any Person in support of or in connection with any Existing Stream Agreements or Royalties other than Liens or security interests in existence as of the Restatement Date.

(f) Distributions.  The Borrowers shall not, and shall not suffer or permit any other Obligor to, declare or pay any Distributions except:

(i) an Obligor may make a Distribution to another Obligor; and

(ii) after the Total Net Leverage Ratio is less than or equal to 2.50:1.00 for two consecutive Fiscal Quarters, the Borrowers may make any Distribution provided that: (A) the Total Net Leverage Ratio prior to and immediately following such payment (calculated on a pro forma basis) is less than or equal to 2.50:1.00; (B) the Borrowers are in compliance with each of Sections 11.1(m), (n), (o), (p) and (q) prior to and immediately following such payment (calculated on a pro forma basis); and (C) no Default or Event of Default is continuing or would be caused by such payment.

(g) Indebtedness.  The Borrowers shall not, and shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.  The Borrowers shall not, and shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness under Capital Leases and Purchase Money Indebtedness which exceeds an aggregate principal amount of $250,000,000 or the Exchange Equivalent thereof at any one time outstanding.

(h) Investments.  The Borrowers shall not, and shall not permit any other Obligor to, make any Investments other than Permitted Investments.

(i) Acquisitions.  The Borrowers shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions.

(j) Transactions with Affiliates.  The Borrowers shall not, and shall not permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Obligor than could be obtained on an arm's length basis from unrelated third parties.  The Borrowers shall not, and shall not suffer or permit any Obligor to, enter into any transaction or series of transactions with Affiliates of any of the Obligors (other than another Obligor), which involve an outflow of money or other property from such Obligor to an Affiliate of any of the Obligors, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to such Obligor as would be obtainable by such Obligor in a reasonably comparable arm's length transaction with a Person other than an Affiliate of such Obligor.

Fourth Amended and Restated Credit Agreement - Equinox

(k) Business Activities.  The Borrowers shall not and shall not permit any other Obligor to, engage in any business activity other than the development and operation of prospects for the mining industry and any activity incidental thereto.

(l) Streaming, Metal Prepay and Royalty Arrangements.  Save and except for the Sandbox Gold Purchase Agreement, the Prepaid Metals Agreements, the Royalties and the Existing Stream Agreements, the Borrowers shall not, and shall not suffer or permit any other Obligor to be a party to any streaming, prepaid metal sales financing arrangements with respect to metals not yet produced or to any royalty arrangement other than a pre-existing royalty agreement and/or streaming agreement for which an Obligor becomes liable after the Restatement Date by virtue of a Permitted Acquisition (but not, for the avoidance of doubt, as consideration for such Permitted Acquisition).

(m) Amendments to Franco-Nevada Documents, Convertible Debentures Documents and Sandstorm Documents.  The Borrowers shall not, nor suffer or permit any other Obligor to make any amendments to the Franco-Nevada Documents, the Convertible Debentures Documents and/or the Sandstorm Documents that would:

(i) be prohibited pursuant to the Franco-Nevada/Mubadala Intercreditor Agreement, the Mubadala/Sandstorm Intercreditor Agreement or the Omnibus Intercreditor Agreement, as applicable; or

(ii) in respect of the Convertible Debentures Documents and to the extent not otherwise prohibited by Omnibus Intercreditor Agreement, result in any representation and warranty, covenant or event of default in the Convertible Debentures Documents being more restrictive than the comparable provision in the Credit Documents.

in each case, without the prior written consent of the Lenders.

(n) VAT Proceeds Accounts.  The Borrowers shall not suffer or permit any Obligor to (i) maintain a cash balance on deposit in any VAT Proceeds Account for more than five consecutive Banking Days in an amount greater than 110% of the amount of Indebtedness outstanding at such time by the relevant Obligor pursuant to a VAT Facility nor (ii) incur Indebtedness under any VAT Facility at any particular time in an amount greater than 110% of the quantum of value added tax refund the Obligor reasonably anticipates at such time receiving from the relevant Official Body.

Fourth Amended and Restated Credit Agreement - Equinox

(o) Immaterial Subsidiaries.  The Borrowers shall not suffer or permit any Immaterial Subsidiary to carry on any business nor to have assets or liabilities, in any case, exceeding $15,000,000.

(p) Convertible Debenture Payments.  Equinox hereby covenants and agrees that it shall not make any Convertible Debenture Payments unless (i) in the case of the Second Mubadala Convertible Debenture and the Second Pac Roads Convertible Debenture only, made with the proceeds of Permitted Refinancing Indebtedness, (ii) made with the cash proceeds of a High Yield Indebtedness issuance or an equity issuance by Equinox, in each case within 180 days of the subject debt or equity issuance, (iii) the Borrower can demonstrate that the Net Senior Leverage Ratio will be less than or equal to 1.50:1.00 immediately after making any Convertible Debenture Payment, (iv) consented to in writing by the Lenders, or (v) pursuant to the consent provided by the RCF Lenders dated as of September 22, 2023, provided, in each of the foregoing cases, no Default or Event of Default is continuing at the time of any Convertible Debenture Payment or would be caused by any such Convertible Debenture Payment.

11.3 Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrowers, perform any covenant of the Borrowers under this agreement which the Borrowers fail to perform or cause to be performed after demand for performance has been made and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrowers and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrowers' covenants or shall operate as a derogation of the rights and remedies of the Finance Parties under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1 Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a) the Borrowers shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

Fourth Amended and Restated Credit Agreement - Equinox

(b) no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit; and

(c) the representations and warranties of the Borrowers contained in Section 10.1 shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on the date such credit is extended (including, after giving effect to such extension of credit) as if such representations and warranties were made on such date (other than representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such specified date).

12.2 Conditions Precedent to the Restatement Date.

This agreement shall become effective upon the prior or concurrent fulfillment or waiver of the following conditions precedent on or before the Outside Date (the "Effective Time"):

(a) this Agreement shall have been duly executed and delivered by each of the Obligors, the Administrative Agent and the Lenders;

(b) the Administrative Agent and the Lenders shall have received a satisfactory memo from Equinox outlining the sequencing for closing of the Greenstone Acquisition and the flow of funds specified in Sections 2.2 and 2.5 of the Greenstone Purchase Agreement;

(c) Equinox shall have provided the Administrative Agent with satisfactory evidence that the payments referenced in Section 2.2 of the Greenstone Purchase Agreement have been made or will be made prior to or contemporaneously with the initial drawdown under the TL Facility hereunder which shall be documented by the flow of funds memorandum referenced in subparagraph (b) above;

(d) the Greenstone Acquisition shall have been consummated concurrently with, or substantially concurrently with, the initial extension of credit under the TL Facility, in all material respects in accordance with the Greenstone Purchase Agreement without any material modification, amendment, consent or waiver by Premier Hardrock of any condition precedents thereunder to the extent such waiver would be materially adverse to the Lenders in their capacities as such;

(e) all assets of the Obligors (including, for certainty, OMF and the Greenstone Entities) shall be free and clear of Liens, except for Permitted Liens;

(f) the Credit Agreement (for the purpose of this Section 12.2(f) only, as defined in the Greenstone Purchase Agreement) and all guarantees, security agreements, cash management and hedging agreements attendant thereto shall have been irrevocably repaid and permanently cancelled and all collateral delivered in connection therewith returned to OMF or subject to irrevocable undertakings and agreements from the administrative agent under such Credit Agreement pursuant to payoff or similar agreements in form and content satisfactory to the Administrative Agent, acting reasonably;

Fourth Amended and Restated Credit Agreement - Equinox

(g) there shall have been no waiver by Premier Hardrock of any of the Seller Fundamental Representations (as defined in the Greenstone Purchase Agreement)  which would be materially adverse to the Lenders in their capacities as such, other than those waivers which have been approved by the Administrative Agent and the Majority Lenders, in each case, acting reasonably and not to be unreasonably withheld;

(h) no Company Material Adverse Change and no Greenstone Material Adverse Change (as each such term is defined in the Greenstone Purchase Agreement) shall have occurred since the date of execution and delivery of the Greenstone Purchase Agreement;

(i) the Administrative Agent shall have received:

(i) an executed acknowledgement and confirmation agreement, in form and substance satisfactory to the Administrative Agent, from each of the Obligors, as to the continuing effectiveness of the Security Documents delivered by such Obligor under the Credit Agreement;

(ii) a Perfection Certificate (on a post-Greenstone Acquisition basis) in respect of each Greenstone Entity and any other Canadian Obligor, if applicable;

(iii) a certificate of each of the Canadian Obligors certifying (A) as to its constating documents (copies of which are attached to that certificate) and such other corporate information as the Administrative Agent may reasonably require, (B) a copy of the resolution of the board of directors or managers of each Canadian Obligor authorizing it to execute, deliver and perform its obligations under this Agreement and a confirmation agreement to which such Canadian Obligor is a signatory, and (C) a list of its officers and directors with specimens of the signatures of those who are executing this Agreement, and all other documents relating to this Agreement, on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Agreement, and all other documents relating to this Agreement;

(iv) the financial model referenced in the definition of the Restatement Date Financial Model, such model to be form and substance acceptable to The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and National Bank of Canada;

(v) the existing Title Opinion dated October 31, 2023 (and reliance letter addressed to the Administrative Agent and the Lenders with respect thereto) in respect of the Greenstone Project;

Fourth Amended and Restated Credit Agreement - Equinox

(vi) a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each of the Canadian Obligors and for each jurisdiction where such Canadian Obligor carries on business, to the extent applicable; and

(vii) an opinion of counsel to each Obligor in Canada, addressed to the Administrative Agent and the Lenders relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the legality, validity, binding nature and enforceability of this Agreement and Credit Documents to which such Canadian Obligor is a party as of the Restatement Date, in the jurisdiction where the Secured Assets are located and/or the jurisdiction of incorporation or formation of such Canadian Obligor and such other matters as the Administrative Agent may reasonably request;

(j) the Administrative Agent must have received payment of all fees payable to the Administrative Agent, the Lenders or any of them in connection with this Agreement (including, for certainty, the fees under the Fee Letter), and the reimbursement of all documented expenses incurred and reimbursable by the Borrower pursuant to Section 8.5(a) including legal fees;

(k) the Specified Representations shall be true and correct in all respects on and as of the date of this Agreement, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and Equinox shall have delivered an officer's certificate to the Administrative Agent to such effect;

(l) each Canadian Obligor shall have duly executed and delivered to the Administrative Agent each of the Credit Documents to which it is a party, including the Post-Closing Undertaking and the Credit Documents referenced in Schedule I hereto (which, in the case of previously executed Credit Documents (other than the Credit Documents previously executed by Premier Hardrock), shall be limited to a Confirmation delivered in respect thereof from each applicable Obligor and such other amendments deemed necessary or advisable by the Administrative Agent's counsel, acting reasonably, having regard for the increased credit and extended term hereunder) in form and substance satisfactory to the Administrative Agent and the Greenstone Entities shall have executed and delivered instruments and adhesion to each such agreement;

(m) consents under the Omnibus Intercreditor Agreement, the Franco-Nevada Intercreditor Agreement and the Mubadala/Sandstorm Intercreditor Agreement shall have been delivered, in each case in form and substance satisfactory to the Administrative Agent;

(n) (i) OMF and the Greenstone Entities shall have executed and delivered to the Administrative Agent a joinder agreement to the Omnibus Intercreditor Agreement and (ii) the Administrative Agent, the Convertible Debentures Agent and, in the case of the Franco-Nevada Intercreditor Agreement, Franco-Nevada, and in the case of the Mubadala/Sandstorm Intercreditor Agreement, Sandstorm, shall each have waived in writing the requirement for OMF and the Greenstone Entities to execute joinder agreements to the Franco-Nevada Intercreditor Agreement and the Mubadala/Sandstorm Intercreditor Agreement;

Fourth Amended and Restated Credit Agreement - Equinox

(o) Nomad shall have executed and delivered the Nomad Acknowledgment Agreement, in form and substance satisfactory to the Administrative Agent, acting reasonably;

(p) the Administrative Agent has received:

(i) a certificate of a senior officer of each of the Borrowers, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this agreement becoming effective;

(ii) certificates representing all of the issued and outstanding Shares of the Canadian Obligors (other than Equinox but including, for certainty, OMF and the Greenstone Entities) and only to the extent such shares are certificated, duly endorsed in blank or accompanied by an executed stock transfer power of attorney;

(iii) insurance binders signed by the issuers of the insurance policies maintained by the Obligors and, in respect of the Canadian Obligors, acknowledging the interests of the Finance Parties in such policies as referred to in Section 11.1(d);

(iv) certified true and complete copies of the Greenstone Purchase Agreement, including all amendments thereto in effect as of the Restatement Date; and

(v) requisite information to identify the Obligors under the applicable "know your client" legislation, Anti-Corruption Laws and Anti-Money Laundering and Terrorism Legislation, delivered sufficiently in advance for each Lender to complete such identification;

(q) there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facilities or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(r) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(s) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, directions, acknowledgements, undertakings and non-disturbance agreements contemplated herein, negotiable documents of title, ownership certificates and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, are desirable or required to make effective the Security created or intended to be created by the Canadian Obligors in favour of the Administrative Agent pursuant to the Security Documents governed by Canadian Applicable Laws and to ensure the perfection and the intended priority (subject to Permitted Liens) of such Security.

Fourth Amended and Restated Credit Agreement - Equinox

12.3 Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, provided that any terms and conditions of Section 12.1 may be waived by the Lenders in respect of any extension of credit without prejudicing their right to assert them in whole or in part in respect of any other extension of credit.

12.4 Entry into Effect of this Amendment and Restatement

At as of the Effective Time, this agreement shall amend and restate the Existing Credit Agreement in its entirety and the Existing Credit Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto.  This agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of the whole or any item or part of the Secured Obligations (as defined in the Existing Credit Agreement) remaining outstanding and owing to the Finance Parties until paid in full in accordance with the provisions of this agreement.  The parties hereto agree that, at the Effective Time, (i) the Loans (as defined in the Existing Credit Agreement) and (ii) the letters of credit previously issued by the Issuing Lender which are described in Schedule Q hereto (the "Existing Letters"), in each case which are outstanding under the Existing Credit Agreement shall become outstanding hereunder as advances of the same type.  The parties hereby agree that, contemporaneously with the fulfilment of the conditions precedent set forth in Section 12.2, the Existing Letters shall be deemed to be Letters issued by the Issuing Lender at the request of Equinox under the RCF Facility and the provisions of this agreement shall henceforth apply thereto.  Each Borrower hereby confirms to and agrees with the Finance Parties that the Secured Obligations (as defined in the Existing Credit Agreement) shall continue in full force and effect in accordance with the respective terms (amended and restated, as applicable, by this agreement).  All references to the term "Credit Agreement" as defined and contained in the Credit Documents delivered in connection with the Existing Credit Agreement shall, from and after the Restatement Date, be deemed to refer to this agreement without the need for any amendment to such Credit Document.  All references to one or more provisions of the Existing Credit Agreement contained in the Credit Documents shall, from and after the Restatement Date, be deemed to refer to the corresponding provisions of this agreement, without the need for any amendment to such Credit Documents.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 13
DEFAULT AND REMEDIES

13.1 Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a) the breach by either Borrower of the provisions of Sections 9.1, 9.2 or 9.5;

(b) the failure of either Borrower to pay any amount due under the Finance Documents (other than amounts due pursuant to Section 9.1, 9.2 or 9.5) within two Banking Days after the payment is due;

(c) other than Permitted Reorganizations, the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of any Obligor or for the suspension of operations of any Obligor;

(d) if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt, concurso mercantil or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, concurso mercantil, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect applicable to such Obligor (provided that, if such proceedings are commenced by any Person other than a Obligor or an Affiliate thereof, such proceedings shall only constitute an Event of Default if such proceedings are not being diligently defended and have not been discharged, vacated or stayed within 30 days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e) if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) when made or furnished which, if capable of being cured, has not been remedied within twenty (20) Banking Days after written notice to do so has been given by the Administrative Agent to the Borrowers;

(f) if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $25,000,000 or its Exchange Equivalent, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 75 days after its entry, commencement or levy;

Fourth Amended and Restated Credit Agreement - Equinox

(g) any breach of any of Section 11.1(c), (d), (g)(iv), (i), (m), (n), (o), (p) or (q), the Post-Closing Undertaking or Section 11.2;

(h) the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders, as applicable, is a party and such breach or failure continues for twenty (20) Banking Days after the earlier of (x) a Borrower becoming aware of such breach or failure or (y) the Administrative Agent giving the Borrowers notice of such breach or failure;

(i) if one or more encumbrancers, lienors or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $25,000,000 or its Exchange Equivalent;

(j) if an event of default under any one or more agreements, indentures or instruments, under which Equinox or any of its Subsidiaries has outstanding Indebtedness (including, for greater certainty, each Convertible Debenture) in an amount of at least $25,000,000 or its Exchange Equivalent or under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent which is guaranteed by Equinox or any of its Subsidiaries, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by Equinox or any of its Subsidiaries in an amount of at least $10,000,000 or its Exchange Equivalent which is payable on demand is not paid on demand or within any applicable cure period provided;

(k) any payment default in excess of $25,000,000 by an Obligor in respect of the Franco-Nevada Obligations, Aurizona Royalty Obligations or Greenfields Royalty Obligations, which such default has not been remedied within thirty (30) days after the date on which such payment was payable;

(l) the occurrence of a Change of Control;

(m) the occurrence of (i) an event of default under any Material Agreement; or (ii) the termination of any Material Agreement, provided that the occurrence of any event set forth in Section 13.1(m)(i) will not constitute an Event of Default if any such event of default or breach has been remedied within the applicable grace period, if any, specified in the applicable Material Agreement, provided further that the occurrence of any event set forth in Section 13.1(m)(ii) will not constitute an Event of Default if a Borrower obtains a replacement of such Material Agreement (if such replacement is required for the Mining Operations (other than with respect to exploration)), in form and substance satisfactory to the Lenders, acting reasonably, as soon as reasonably practicable, after the occurrence of the relevant event;

Fourth Amended and Restated Credit Agreement - Equinox

(n) the nationalization, expropriation, abandonment or condemnation of either the Mesquite Mine, the Aurizona Mine, the Los Filos Mine, the Greenstone Project or any material part of any of the foregoing which is material to the Mining Operations (other than exploration);

(o) any failure to maintain any Mining License (other than any Mining License that is not necessary for the development and/or operation of (A) the Mesquite Mine, (B) the Aurizona Mine, (C) any Leagold Mine, (D) the Greenstone Project or (E) any other operating mine of an Obligor); provided that in each case, such failure would reasonably be expected to result in a Material Adverse Effect;

(p) any one or more of the Finance Documents shall for any reason cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Obligor party thereto;

(q) the validity, enforceability or priority of any of the Finance Documents is contested in any manner by any Obligor;

(r) any Finance Document is terminated or rescinded or any Person takes an action to terminate or rescind any Finance Document;

(s) any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document;

(t) any Security Document does not constitute first ranking, priority security interest in the Secured Assets of each Obligor (subject to Permitted Liens);

(u) a Material Adverse Change occurs;

(v) any part of the Security fails to rank in priority to any security granted to each of Franco-Nevada, the Convertible Debentures Agent and Sandstorm as collateral security for the repayment of any Franco-Nevada Obligations, Convertible Debentures Obligations or Sandstorm Obligations under the Franco-Nevada Royalty Agreement, the Convertible Debentures or Sandstorm Documents, respectively; and

(w) any Prepaid Metals Transaction is early terminated by any Qualified Risk Management Lender by reason of the occurrence of an Event of Default (as defined herein or otherwise in a Secured Risk Management Agreement) with respect to an Obligor under a Secured Risk Management Agreement.

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facilities (provided, however, that the Credit Facilities shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all Indebtedness of the Borrowers to the Lenders pursuant to this agreement (including the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and the Administrative Agent may enforce the Security or cause the Security to be enforced (provided, however, that all such Indebtedness of the Borrowers to the Lenders shall automatically become due and payable, and the Administrative Agent shall immediately become entitled to enforce the Security or cause the Security to be enforced without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).  Upon payment by the Borrowers to the Issuing Lender of the then aggregate contingent liability under all outstanding Letters issued by the Issuing Lender, the Borrowers shall have no further liability to the Issuing Lender with respect to such Letters.

Fourth Amended and Restated Credit Agreement - Equinox

13.2 Refund of Overpayments

With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.2 , 9.8 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Sections 9.2, 9.8 and 13.1 have been paid, the Issuing Lender agrees to pay to the relevant Borrower, upon the later of:

(a) if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b) the earlier of:

(i) the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii) the expiry of such Letter; and

(iii) (where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

13.3 Remedies Cumulative

Each Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

Fourth Amended and Restated Credit Agreement - Equinox

13.4 Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrowers or to any other Person, any such notice being expressly waived by the Borrowers, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1 Appointment and Authorization of Administrative Agent

(a) Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

(b) Each Lender hereby authorizes the Administrative Agent to execute and deliver each of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement, the Omnibus Intercreditor Agreement and the Nomad Acknowledgment Agreement for and on behalf of each of the Lenders.  Each of the Lenders hereby agrees that it shall take any and all necessary or appropriate further actions as it might be required to take, by law or otherwise, to authorize the Administrative Agent to carry out the foregoing or to exercise its faculties and powers, and to comply with its obligations, under each of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement and the Omnibus Intercreditor Agreement, directly or through its attorneys-in-fact or designees, including but not limited to the individualization of any required special power of attorney.

Fourth Amended and Restated Credit Agreement - Equinox

14.2 Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3 Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4 Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5 Administrative Agent as Finance Party

With respect to those portions of the Credit Facilities made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Obligors and their Affiliates and persons doing business with the Obligors and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6 Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrowers of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

Fourth Amended and Restated Credit Agreement - Equinox

14.7 Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1, the Guarantees, the Security Documents or the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement or the Omnibus Intercreditor Agreement or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8 Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

Fourth Amended and Restated Credit Agreement - Equinox

14.9 Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a) to the Borrowers or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

(b) to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of their respective obligations under any of the Credit Documents; or

(c) to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10 Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a) in making its decision to enter into this agreement and to make its Pro Rata Share of each Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b) so long as any portion of a Credit Facility is being utilized by a Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

Fourth Amended and Restated Credit Agreement - Equinox

14.12 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Finance Parties.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent or of a Lender on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Finance Party).  After any retiring Administrative Agent's resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13 Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 Waivers and Amendments

(a) Subject to Section 14.14(b), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b) Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

Fourth Amended and Restated Credit Agreement - Equinox

(i) increase the amount of either Credit Limit or the amount of the Individual Commitment of any Lender, other than in accordance with Section 2.6;

(ii) extend the TL Maturity Date;

(iii) change the percentage of the Lenders' requirement to constitute the Majority Lenders;

(iv) reduce the stated amount or postpone the date for payment of any fees, indemnities or other amounts to be paid pursuant to Article 8 of this agreement;

(v) permit any subordination of any of the Secured Obligations;

(vi) except as otherwise permitted pursuant to Section 14.19, release or discharge a Guarantee or any Security Document, in whole or in part;

(vii) alter the terms of this Section 14.14;

(viii) alter the terms of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement or the Omnibus Intercreditor Agreement; or

(ix) amend the definitions of "Secured Risk Management Agreements", "Enforcement Date", "Exposure", "Finance Documents", "Finance Parties", "Majority Lenders", "Qualified Affiliate", "Qualified Risk Management Lender", "Risk Management Agreements" or "Secured Obligations" or any definition forming part thereof.

(c) Notwithstanding Section 14.14(a), without the prior written consent of each TL Lender, no such amendment or waiver shall (i) change the amortization dates or amounts in Section 9.1, (ii) change the dates or amounts or the time for the payment of interest on Loans made under the TL Facility or (iii) forgive any portion of TL Facility principal or reduce the stated rate of interest thereon.

(d) Notwithstanding Section 14.14(a), without the prior written consent of each RCF Lender, no such amendment or waiver shall (i) extend the RCF Maturity Date (other than in accordance with Section 9.10) or the time for the payment of interest on Loans made or fees to be paid (including for certainty, the fees referenced in Sections 7.5 and 7.6) under the RCF Facility, forgive any portion of principal thereof or reduce the stated rate of interest or fees payable thereon or (ii) change the percentage of the RCF Lenders' required to constitute the RCF Majority Lenders or otherwise amend the definition of RCF Majority Lenders.

(e) No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

Fourth Amended and Restated Credit Agreement - Equinox

(f) Without the prior written consent of the Issuing Lender, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lender shall be effective.

(g) Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that, without the consent of such Defaulting Lender, (i) the Individual Commitment of such Defaulting Lender may not be increased or extended and (ii) the time for the payment of interest or fees on Accommodations shall not be extended, the principal thereof shall not be forgiven, the stated rate of interest or fees thereon shall not be reduced and the requirement of pro rata application of all amounts received by the Administrative Agent in respect thereof shall not be amended.

14.15 Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.  The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

14.16 Adjustments among Lenders after Acceleration

(a) The relevant Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of a Credit Facility, they will at any time or from time to time upon the request of any relevant Lender through the Administrative Agent purchase portions of the availments made available by the other relevant Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective relevant Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b) The relevant Lenders agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of a Credit Facility, the amount of any repayment made by a Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the relevant Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the relevant Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

Fourth Amended and Restated Credit Agreement - Equinox

(c) For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrowers to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrowers to all the Finance Parties thereunder.

(d) The Borrowers agree to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facilities (having regard to the respective Individual Commitments of the Lenders under each Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrowers, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19 Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Borrowers, to execute such discharges and other instruments which are necessary for the purposes of (i) releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or (ii) releasing any Guarantor from its obligations under its guarantee of the Secured Obligations if such Guarantor ceases to be a Subsidiary of Equinox (in the case of a permitted disposition of Secured Assets consisting of the Shares of a Guarantor) or (iii) for the purpose of more fully and effectively carrying out the provisions of this Section 14.19.

Fourth Amended and Restated Credit Agreement - Equinox

14.20 Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party's Exposure, each such calculation to be certified true and correct by the Finance Party providing same.  Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent.  Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party's Exposure at such time.  With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties.  For the purposes of determining a particular Finance Party's Exposure:

(a) the Exposure of a Finance Party under any Credit Document shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b) the Exposure of a Qualified Risk Management Lender in respect of Secured Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Secured Risk Management Agreements with the Obligors to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the relevant Obligor thereunder; the exposure of a Qualified Risk Management Lender party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Secured Risk Management Agreement in the event of the early termination as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Secured Risk Management Agreement, in each case expressed in United States dollars;

(c) the Exposure of a Lender in respect of Cash Management Agreements shall be the aggregate amount (expressed in United States dollars) which would be owing by the Obligors thereunder on such date if such agreements were terminated on such date; and

(d) any amount of Secured Obligations of a Borrower denominated in any currency other than United States dollars shall be expressed as the U.S. Dollar Equivalent thereof.

14.21 Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties.  The Administrative Agent or any Qualified Risk Management Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which such Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties.  From time to time, the Administrative Agent or any Qualified Risk Management Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders.  The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders.  If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Credit Document and in accordance with the relevant Credit Document.

Fourth Amended and Restated Credit Agreement - Equinox

14.22 Enforcement

The Administrative Agent reserves the sole right to enforce, instruct or otherwise deal with the guarantee of the Borrowers in Article 15, the Guarantees and the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the guarantee of the Borrowers in Article 15, the Guarantees and the Security only as the Majority Lenders shall instruct.

14.23 Application of Cash Proceeds of Realization

(a) All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b) Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i) firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under this agreement, the Guarantees, and the Security Documents;

(ii) secondly, to the payment of interest and fees forming part of the Borrowers' Secured Obligations;

Fourth Amended and Restated Credit Agreement - Equinox

(iii) thirdly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents;

(iv) fourthly, to the payment of the Secured Obligations of the Obligors (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures, which Cash Proceeds of Realization shall be applied by each Finance Party to its Exposure in such manner as it sees fit; and

(v) the balance, if any, in accordance with Applicable Law.

14.24 Survival

The provisions of Articles 8, 10, 11, 14, 15 and Section 16.9 and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles shall survive the permanent repayment in full of the Credit Facilities and the termination of all of the Individual Commitments of the Lender until the Secured Obligations Termination Date.

14.25 Intercreditor Agreements

Each Finance Party ratifies and confirms that the Administrative Agent, in its capacity as administrative agent for and on behalf of itself and the other Finance Parties, has executed the Mubadala/Sandstorm Intercreditor Agreement, the Franco-Nevada/Mubadala Intercreditor Agreement and the Omnibus Intercreditor Agreement.  Each party hereto acknowledges and agrees that it has received a copy of the Mubadala/Sandstorm Intercreditor Agreement, the Franco-Nevada Intercreditor Agreement and the Mubadala/Sandstorm Intercreditor Agreement and agrees to be bound by the provisions thereof.

14.26 Parallel Debt (Covenant to pay the Administrative Agent)

(a) For the purpose of ensuring the validity and enforceability of any Security governed by Dutch law and notwithstanding any other provision of this Agreement, each Obligor hereby irrevocably and unconditionally undertakes to pay to the Administrative Agent an amount equal to the aggregate of all Principal Obligations from time to time due in accordance with the terms and conditions of such Principal Obligations (such payment undertaking and the obligations and liabilities which are the result thereof, the Obligors' "Parallel Debt").

(b) Any amount due and payable by an Obligor to the Administrative Agent under the Parallel Debt shall be decreased to the extent that the other Finance Parties have received payment of the corresponding amount under the other provisions of the Finance Documents and any amount due and payable by an Obligor to the other Finance Parties under those provisions shall be decreased to the extent that the Administrative Agent has received payment of the corresponding amount under the Parallel Debt.

(c) With respect to the Parallel Debt, the Administrative Agent:

Fourth Amended and Restated Credit Agreement - Equinox

(i) acts as creditor in its own right;

(ii) shall have its own independent right to demand payment of the amounts payable under the Parallel Debt; and

(iii) shall not act as agent, trustee or representative of any other Finance Party.

(d) The rights of the Finance Parties (other than the Administrative Agent) to receive payment of amounts payable by each Obligor under the Finance Documents are several and are separate and independent from, and without prejudice to, the rights of the Administrative Agent to receive payment under the Parallel Debt.

14.27 Flood Insurance Matters

(a) The Administrative Agent shall not enter into any Security Document in respect of any real property located in the United States (and which are subject to Flood Insurance Laws) acquired by any Obligor after Restatement Date until (1) the date that occurs 45 days after the Administrative Agent has delivered to the Lenders (which may be delivered electronically) the following documents in respect of such real property: (i) a completed flood hazard determination from a third party vendor; (ii) if such real property is located in a "special flood hazard area" as identified by the Federal Emergency Management Agency (or any successor agency), (A) a notification to relevant Obligor of that fact and (if applicable) notification to relevant Obligor that flood insurance coverage is not available and (B) evidence of the receipt by the relevant Obligor of such notice; and (iii) if such notice is required to be provided to the relevant Obligor and flood insurance is available in the community in which such real property is located, evidence of required flood insurance and (2) the Administrative Agent shall have received written confirmation from the Lenders that flood insurance due diligence and flood insurance compliance have been completed by the Lenders (such written confirmation not to be unreasonably conditioned, withheld or delayed).

(b) If any Lender determines, acting reasonably, that any applicable law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, such Lender may notify the Administrative Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

(c) Each of the parties hereto acknowledges and agrees that, if there are any Secured Assets comprised of any real property located in the United States (and which are subject to Flood Insurance Laws), any increase of the Individual Commitments, any extension or renewal of an Applicable Maturity Date or any addition of additional or incremental credit facilities hereunder (but excluding (i) any continuation or conversion of Loans, (ii) the making of any Loans or (iii) the issuance, renewal or extension of Letters) shall be subject to (and conditioned upon): (1) the prior delivery of all flood hazard determination certifications, acknowledgements and evidence of flood insurance and other flood-related documentation with respect to such Secured Assets as required by Flood Insurance Laws and as otherwise reasonably required by the Lenders and (2) the Administrative Agent shall have received written confirmation from the Lenders, flood insurance due diligence and flood insurance compliance has been completed by the Lenders (such written confirmation not to be unreasonably withheld, conditioned or delayed).

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 15
GUARANTEE

15.1 Guarantee

Each Borrower hereby unconditionally, jointly and severally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all of the Secured Obligations of each other Obligor in the same currency as the currency of such Secured Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise.

15.2 Nature of Guarantee

The guarantee provided for in this Article 15 shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Secured Obligations Termination Date.  Each Borrower guarantees that the Secured Obligations of each other Obligor will be paid strictly in accordance with the terms thereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto.  Each Borrower renounces all benefits of discussion and division.  The liability of each Borrower hereunder shall be absolute, unconditional and irrevocable irrespective of, and without being released or limited by:

(a) any lack of validity, legality or enforceability of any provision of this agreement;

(b) the failure of any Finance Party

(i) to assert any claim or demand or to enforce any right or remedy against any Obligor or any other Person (including any other guarantor) under the provisions of this agreement, or otherwise, or

(ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations;

(c) any change in the time, manner or place of payment of, or in any term of, all or any of the Secured Obligations, or any other extension, compromise, indulgence or renewal of any Secured Obligation;

(d) any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and each Borrower hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

Fourth Amended and Restated Credit Agreement - Equinox

(e) any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Secured Obligations or any guarantees or security;

(f) any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security;

(g) any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Finance Parties as security for any of the Secured Obligations;

(h) the loss of or in respect of or the unenforceability of any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, whether occasioned by the fault of a Finance Party or otherwise;

(i) any change in the name of an Obligor or in the constating documents, capital structure, capacity or constitution of an Obligor, the bankruptcy or insolvency of an Obligor, the sale of any or all of an Obligor's business or assets or being consolidated, merged or amalgamated with any other Person; or

(j) any other circumstance (other than final payment in full) which might otherwise constitute a defence available to, or a legal or equitable discharge of any surety or any other guarantor.

Any Secured Obligation which may not be recoverable from a Borrower as guarantor shall be recoverable from such Borrower as principal debtor in respect thereof.

15.3 Finance Parties not Bound to Exhaust Recourse

The Finance Parties shall not be bound to exhaust their recourse against an Obligor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from either Borrower.

15.4 Evidence of Secured Obligations

A written statement of the Administrative Agent as to the amount of any Secured Obligations of an Obligor shall, except for manifest error, be conclusive evidence and shall, in any event, be prima facie evidence against such Obligor as to the amount of such Secured Obligations.

Fourth Amended and Restated Credit Agreement - Equinox

15.5 Guarantee in Addition to Other Security

The guarantee provided for in this Article 15 shall be in addition to and not in substitution for any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, and the Finance Parties shall be under no obligation to marshal in favour of either Borrower any other guarantee or other security or any moneys or other assets which they may be entitled to receive or may have a claim upon.

15.6 Reinstatement

The guarantee provided for in this Article 15 and all other terms of this Article 15 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment by a Borrower or any other Obligor of any of the Secured Obligations is rescinded or must otherwise be returned by the recipients thereof by reason of the insolvency, bankruptcy or reorganization of such Borrower or such other Obligor or for any other reason, all as though such payment had not been made.

15.7 Waiver of Notice, Etc.

Each Borrower hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations and this agreement.

15.8 Subrogation Rights, Assignment and Postponement of Claim

Until the Secured Obligations Termination Date, all dividends, compositions, proceeds of security or payments received by the Finance Parties in respect of the Secured Obligations shall be regarded for all purposes as payments in gross.  No Borrower shall exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the Secured Obligations Termination Date.  Any amount paid to a Borrower on account of any such subrogation rights prior to the Secured Obligations Termination Date shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Finance Parties and credited and applied against the Secured Obligations, whether matured or unmatured, in accordance with the terms hereof; provided, however, that if the Secured Obligations Termination Date has occurred, the relevant Borrower shall be subrogated to the rights of the Finance Parties against the applicable Obligor with respect to all Secured Obligations of such Obligor and, at such Borrower's request, the Finance Parties will execute and deliver to such Borrower appropriate documents (without recourse and without representation or warranty, except that it has not released, assigned or encumbered any subject Secured Obligations) necessary to evidence the transfer by subrogation to such Borrower of all such Secured Obligations.

15.9 Advance After Certain Events

All advances, renewals and credits made or granted hereunder or in connection herewith by the Finance Parties purportedly to or for any Obligor after the bankruptcy or insolvency of such Obligor but before the Finance Parties have received notice thereof, shall be deemed to form part of the Secured Obligations, and all advances, renewals and credits obtained from the Finance Parties hereunder purportedly by or on behalf of any Obligor shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Obligor or of the directors or agents thereof and notwithstanding that such Obligor may not be a legal or suable entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Finance Parties had knowledge thereof.  Any such advance, renewal or credit which may not be recoverable from a Borrower as guarantor shall be recoverable from such Borrower as principal debtor in respect thereof.

Fourth Amended and Restated Credit Agreement - Equinox

ARTICLE 16
MISCELLANEOUS

16.1 Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses, telefacsimile numbers or email address (which email notice shall be sent with a "read receipt" request to qualify as a valid notice hereunder), as the case may be, set out opposite the parties' name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery is received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile or email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.  Any party sending a notice hereunder by telefacsimile or email shall, in order to constitute valid notice hereunder, have received a confirmation of receipt from the intended recipient's telecopier or email server.

16.2 Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3 Counterparts

This agreement may be executed in one or more counterparts, and by means of facsimile or other electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4 Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

Fourth Amended and Restated Credit Agreement - Equinox

16.5 Assignment

(a) Neither the Credit Documents nor the benefit thereof may be assigned by either Borrower.

(b) A Lender may at any time sell to one or more other persons ("Participants") participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this agreement to the Borrowers shall remain unchanged and such Lender shall remain solely entitled to enforce its rights hereunder, such Lender shall remain solely responsible for the performance thereof and the Borrowers shall continue to be obligated to such Lender in connection with such Lender's rights under this agreement.  The Borrowers agree that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement.  The Borrowers also agree that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred. Notwithstanding the foregoing, other than as permitted pursuant to the terms of the Franco-Nevada/Mubadala Intercreditor Agreement, Mubadala/Sandstorm Intercreditor Agreement and Omnibus Intercreditor Agreement, no Lender shall at any time sell a participating interest in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of such Lender hereunder to Franco-Nevada, either Convertible Debentureholder or Sandstorm or any of their Affiliates pursuant to this Section 16.5(b).

(c) With the prior written consent of, (x) the Borrowers (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender or (ii) in circumstances where a Default has occurred and is continuing) and (y) the Administrative Agent and (z) the Issuing Lender (in respect of an assignment by an RCF Lender only), a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons ("Purchasing Lenders").  No consent shall be required in the case of the sale by a Lender listed in Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule II or Schedule III to the Bank Act (Canada). Notwithstanding the foregoing, other than as permitted pursuant to the terms of the Mubadala/Sandstorm Intercreditor Agreement, the Franco-Nevada/Mubadala Intercreditor Agreement and the Omnibus Intercreditor Agreement, no Lender shall at any time sell all or any part of its rights and obligations under the Credit Documents to Franco-Nevada, either Convertible Debentureholder or Sandstorm or any of their Affiliates pursuant to this Section 16.5(c).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender.  Any such assignment shall be for Individual Commitments of an amount equal to or no less than $10,000,000 and the entirety of the assigning Lender's Individual Commitments under each Credit Facility and, following such assignment, the assigning Lender shall either retain an Individual Commitment of $10,000,000 under each Credit Facility or have assigned the entirety of its Individual Commitments.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and telefacsimile number for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrowers.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender. Notwithstanding the foregoing, no consent of any Person shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more other Lenders pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada, the European Central Bank or any other central bank.

Fourth Amended and Restated Credit Agreement - Equinox

(d) The Borrowers authorize the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of the Borrowers pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

Fourth Amended and Restated Credit Agreement - Equinox

16.6 Replacement of a Lender

Notwithstanding anything contained herein to the contrary, if (i) any Lender, but not all of the Lenders, who has an Individual Commitment seeks additional compensation pursuant to Section 8.2 (for the purposes of this Section, the "Affected Lender"), or (ii) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions of this Agreement that requires the consent of all of the Lenders, the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a "Non-Consenting Lender") whose consent is required shall not have been obtained, or (iii) any Lender becomes a Defaulting Lender, then, in the case of each such Affected Lender, Non-Consenting Lender or Defaulting Lender (each, a "Terminated Lender") the Borrowers may, by giving written notice to the Administrative Agent and such Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Accommodations and Individual Commitments, if any, in full to one or more Persons (each a "Replacement Lender") in accordance with the provisions of this Section 16.6 and the consent rights of the Administrative Agent and the Issuing Lender in Section 16.5(c) provided, however, that incumbent Lenders shall have the right to assume any such Accommodations and Individual Commitments in accordance with their Pro Rata Shares in priority to any Person which is not a Lender at the time that the Borrowers provided the afore-mentioned notice to the Administrative Agent.  The Replacement Lender or Replacement Lenders shall, in the aggregate, advance all (but not part) of the Terminated Lender's Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Terminated Lender's Individual Commitments and obligations under the Credit Facilities and acquire all (but not part) of the rights of the Terminated Lender and assume all (but not part) of the obligations of the Terminated Lender under each of the other Credit Documents to the extent they relate to the Credit Facilities (but in no event shall any other Lender or the Administrative Agent be obliged to do so).

With respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Replacement Lender and the Individual Commitments and the obligations of such Replacement Lender under the Credit Facilities and the rights and obligations of such Replacement Lender under each of the other Credit Documents to the extent they relate to the Credit Facilities shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Replacement Lenders under each Credit Facility) of the Terminated Lender's Pro Rata Share of such credit and Individual Commitments and obligations and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facilities on a date mutually acceptable to the Replacement Lenders and the Borrowers.  On such date, each of the Replacement Lenders shall execute an instrument substantially in the form of Schedule C hereto and shall extend to the relevant Borrower the Terminated Lender's Pro Rata Share of such credit and shall prepay to the Terminated Lender the Accommodations of the Terminated Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Terminated Lender hereunder, and, upon such advance and prepayment by the Replacement Lenders, the Terminated Lender shall cease to be a "Lender" in connection with the Credit Facilities for purposes of this agreement and shall no longer have any obligations thereunder. In addition to the foregoing, in respect of any Replacement Lender that is not, on the relevant date, an existing Lender, such Replacement Lender shall execute and deliver a joinder agreement in form and substance satisfactory to the Borrowers and the Administrative Agent, which shall be executed and delivered by the Borrowers and the Administrative Agent, and each such Replacement Lender shall be bound by the terms of the Credit Documents as a Lender. Upon the assumption of the Terminated Lender's Individual Commitments as aforesaid by a Replacement Lender, Schedule A hereto shall be deemed to be amended to reflect the amended or new Individual Commitments of such Replacement Lenders under the Credit Facilities pursuant to the respective amounts of such assumptions.

Fourth Amended and Restated Credit Agreement - Equinox

16.7 Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letters) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.8 Further Assurances

The Borrowers shall, and shall cause each other Obligor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligor, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time reasonably request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens.

16.9 Judgment Currency

(a) If, for the purpose of obtaining or enforcing judgment against a Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.9 referred to as the "Judgment Currency") an amount due in another currency (such other currency being hereinafter in this Section 16.9 referred to as the "Indebtedness Currency") under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of a jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.9(a)(ii) being hereinafter in this Section 16.9 referred to as the "Judgment Conversion Date").

Fourth Amended and Restated Credit Agreement - Equinox

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.9(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, such Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) Any amount due from such Borrower under the provisions of Section 16.9(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d) The term "rate of exchange" in this Section 16.9 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

16.10 Contractual Recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

Fourth Amended and Restated Credit Agreement - Equinox

16.11 Anti-Money Laundering Legislation

The Borrowers acknowledge that, pursuant to Anti-Money Laundering and Terrorism Legislation, the Finance Parties may be required to obtain, verify and record information regarding each Obligor, their respective directors, authorized signing officers, direct or indirect shareholders or other persons in Control of such Obligor, and the transactions contemplated by the Finance Documents, and disclose such information to Official Bodies.  The Borrowers consent to such information being obtained, verified, recorded and disclosed to Official Bodies and agrees to promptly provide to the Finance Parties all such information, including supporting documentation and other evidence, as may be reasonably requested by a Finance Party, or any prospective Transferee or in order to comply with Anti-Money Laundering and Terrorism Legislation.

16.12 Disclosure

(a) Each of the Administrative Agent and the other Finance Parties agrees to use all Information solely for the purposes of providing services that are the subject of the Finance Documents and shall treat confidentially all such Information, except that Information may be disclosed (a) to it, its Affiliates and its Affiliates' respective partners, directors, officers, employees, agents, credit insurers and reinsurers, advisors and representatives (where the Persons to whom disclosure is made will be informed of the confidential nature of the Information and agree to be bound by the provisions of this Section 16.12 or enter into an agreement containing provisions substantially the same as the provisions of this Section 16.12), (b) to the extent requested, and where such disclosure is required by Applicable Law, by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other Finance Party, (e) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights under the Credit Documents, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any Risk Management Agreement, credit-linked note or similar transaction relating to the Borrowers and the Secured Obligations, and any credit insurance or reinsurance provider relating to each Borrower and its Secured Obligations, (g) with the consent of the Borrowers or (h) to the extent Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent or any Finance Party on a non-confidential basis from a source other than an Obligor.

(b) For purposes of this Section, "Information" means all information received in connection with any Credit Document from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that was available to the Administrative Agent or any other Finance Party on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if the Person has exercised the same degree of care to maintain the confidentiality of the Information as the Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facilities as is necessary to assign unique identifiers, it being understood that the Person to whom disclosure is made will be informed of the confidential nature of the Information and instructed to make available to the public only such Information as the Person normally makes available in the course of its business of assigning identification numbers.

Fourth Amended and Restated Credit Agreement - Equinox

(c) In addition, the Administrative Agent may provide customary information including details of the Obligors, the amount, term, purpose, pricing and repayment requirements of the Credit Facilities and the principal covenants contained in this Agreement to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

16.13 USA PATRIOT Act Notice

Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies each Obligor, which information includes the names and address of each Obligor and other information that will allow such Lender or the Administrative Agent, as applicable to identify each Obligor in accordance with the Act.

16.14 Joint and Several Liability of Borrowers

(a) Each Borrower is accepting joint and several liability hereunder in consideration of the financial accommodations to be provided by the Lenders under this agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrower to accept joint and several liability for the obligations owing to the Lenders or the Administrative Agent under this agreement (collectively, but excluding Excluded Swap Obligations, the "Obligations").

(b) Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including, without limitation, any Obligations arising under this Section 16.14), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them.

(c) If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligation.

Fourth Amended and Restated Credit Agreement - Equinox

(d) The Obligations of each Borrower under the provisions of this Section 16.14 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each such Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this agreement or any other circumstances whatsoever.

(e) Except as otherwise expressly provided in this agreement, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of any Loan issued under or pursuant to this agreement, notice of the occurrence of any Default, Event of Default, or of any demand for any payment under this agreement, notice of any action at any time taken or omitted by the Administrative Agent or any Lender under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this agreement (except as otherwise provided in this agreement).  Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or any Lender at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this agreement, any and all other indulgences whatsoever by Lender in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower.  The obligations of each Borrower under this Section 16.14 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any Borrower or Lender.  The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, constitution or place of formation of any Borrower.  Each Borrower hereby waives and agrees not to assert any right to require the Administrative Agent or any Lender to proceed against any other Borrower, any Guarantor or any other Person, or to pursue any other right, remedy, power or privilege of the Administrative Agent or any Lender whatsoever, any defense arising by reason of any lack of corporate or other authority or any other defense of any other Borrower, any Guarantor or any other Person, without limiting the generality of the foregoing, to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties, or that may conflict with the terms of this Section 16.14.

(f) Each Borrower represents and warrants to the Lenders that such Borrower is currently informed of the financial condition of the other Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations.  Each Borrower further represents and warrants to the Lenders that such Borrower has read and understands the terms and conditions of the Finance Documents.  Each Borrower hereby covenants that such Borrower will continue to keep informed of the other Borrower's financial condition, the financial condition of any other guarantors, if any, and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.

Fourth Amended and Restated Credit Agreement - Equinox

(g) The provisions of this Section 16.14 are made for the benefit of the Lenders and their respective successors and assigns, and may be enforced by them from time to time against any or all of the Borrowers as often as occasion therefor may arise and without requirement on the part of Lenders or any of their respective successors or assigns to first to marshal any of its or their claims or to exercise any of its or their rights against any of the other Borrowers or to exhaust any remedies available to it or them against any of the other Borrowers or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy.  The provisions of this Section 16.14 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied.

(h) Each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrowers with respect to any liability incurred by it hereunder or under any of the other Finance Documents, any payments made by it to the Lenders with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been paid in full in cash.  Any claim which any Borrower may have against any other Borrower with respect to any payments to the Lenders hereunder or under any other Finance Documents are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Borrower therefor.

(i) Each Borrower hereby agrees that, after the occurrence and during the continuance of an Event of Default, the payment of any amounts due with respect to the indebtedness owing by any Borrower to any other Borrower is hereby subordinated to the prior payment in full in cash of the Obligations.  Each Borrower hereby agrees that after the occurrence and during the continuance of an Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any indebtedness of any other Borrower owing to such Borrower until the Obligations shall have been paid in full in cash.  If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such indebtedness, such amounts shall be collected, enforced and received by such Borrower as trustee for the Lender, and such Borrower shall deliver any such amounts to the Borrower for application to the Obligations in accordance with the terms hereof.

Fourth Amended and Restated Credit Agreement - Equinox

16.15 Erroneous Payments

(a) Each Lender and each Issuing Lender hereby agrees that (i) if the Administrative Agent notifies such Lender or Issuing Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender or Issuing Lender from the Administrative Agent or any of its affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender or Issuing Lender (whether or not known to such Lender or Issuing Lender)  (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Lender or Issuing Lender shall promptly, but in no event later than five Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received) and (ii) to the extent permitted by applicable law, such Lender or Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on "discharge for value" or any similar doctrine.  A notice of the Administrative Agent to any Lender or any Issuing Lender under this clause (a) shall be conclusive, absent manifest error.

(b) Without limiting immediately preceding clause (a), each Lender and each Issuing Lender hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its affiliates) with respect to such Erroneous Payment (an "Erroneous Payment Notice"), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender or Issuing Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by applicable law, such Lender or Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on "discharge for value" or any similar doctrine.  Each Lender and each Issuing Lender agrees that, in each such case, it shall promptly (and, in all events, within one Banking Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than five Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received).

Fourth Amended and Restated Credit Agreement - Equinox

(c) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more Credit Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment.

(d) The Borrowers hereby agree that in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender or Issuing Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender or Issuing Lender with respect to such amount.

(e) Each party's obligations under this Section 16.15 shall survive the resignation or replacement of the Administrative Agent, the termination of the Individual Commitments or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

16.16 Acknowledgement Regarding Any Supported QFCs.

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Secured Risk Management Agreement or any other agreement or instrument that is a QFC (such support, "QFC Credit Support", and each such QFC, a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Fourth Amended and Restated Credit Agreement - Equinox

(b) As used in this Section 16.16, the following terms have the following meanings:

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Covered Entity" means any of the following:  (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[The remainder of this page is intentionally left blank.]

Fourth Amended and Restated Credit Agreement - Equinox

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Equinox Gold Corp. Suite 1501, 700 West Pender St. Vancouver, BC V6C 1G8		EQUINOX GOLD CORP.

		By:	(Signed)
Attention:	Chief Financial Officer and General Counsel		Name: Title:
Telefax:	(604) [Redacted - Personal Information]
Email:	[Redacted - Personal Information]	By:	(Signed)
	[Redacted - Personal Information]		Name:
Title:

Solius AcquireCo Inc. c/o Equinox Gold Corp. Suite 1501, 700 West Pender St. Vancouver, BC V6C 1G8		SOLIUS ACQUIRECO INC.

		By:	(Signed)
Attention:	Chief Financial Officer and General Counsel		Name: Title:
Telefax:	(604) [Redacted - Personal Information]
Email:	[Redacted - Personal Information]	By:	(Signed)
	[Redacted - Personal Information]		Name:
Title:

Leagold Mining Corporation c/o Equinox Gold Corp. Suite 1501, 700 West Pender St. Vancouver, BC V6C 1G8		LEAGOLD MINING CORPORATION

		By:	(Signed)
Attention:	Chief Financial Officer and General Counsel		Name: Title:
Telefax:	(604) [Redacted - Personal Information]
Email:	[Redacted - Personal Information]	By:	(Signed)
	[Redacted - Personal Information]		Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

The Bank of Nova Scotia Global Banking and Markets - Loan Syndications 40 Temperance Street, 6th Floor Toronto, Ontario M5H 1Y4		THE BANK OF NOVA SCOTIA, as Administrative Agent

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

The Bank of Nova Scotia Global Banking and Markets 1800 - 650 West Georgia Street Vancouver, British Columbia V6B 4N7		THE BANK OF NOVA SCOTIA, as RCF Lender and TL Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

Bank of Montreal 100 King Street West, 5th Floor Toronto, ON M5X 1H3		BANK OF MONTREAL, as RCF Lender and TL Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

Fourth Amended and Restated Credit Agreement - Equinox

ING Capital LLC 1133 6th Avenue New York, NY 10002		ING CAPITAL LLC, as RCF Lender and TL Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

National Bank of Canada 130 King Street West 32nd Floor, Toronto, Ontario, M5X 1J9		NATIONAL BANK OF CANADA, as RCF Lender and TL Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

MUFG Bank, Ltd., Canada Branch 200 Bay Street, Suite 1800 Toronto, ON M5J 2J1		MUFG BANK, LTD., CANADA BRANCH, as RCF Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

Fourth Amended and Restated Credit Agreement - Equinox

Bank of China Toronto Branch 6108 One First Canadian Place 100 King Street West, P.O. Box 241 Toronto, ON, M5X 1C8		BANK OF CHINA TORONTO BRANCH, as RCF Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

Canadian Imperial Bank of Commerce 161 Bay Street, 8th Floor Toronto, ON M5J 2S8		CANADIAN IMPERIAL BANK OF COMMERCE, as RCF Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

Bank of America, N.A., Canada Branch 574 - 1055 Dunsmuir Street PO Box 49295 Vancouver, BC V7X 1L3		BANK OF AMERICA, N.A., CANADA BRANCH, as RCF Lender

		By:	(Signed)
Attention:	[Redacted - Personal Information]		Name:
Email:	[Redacted - Personal Information]		Title:

		By:	(Signed)
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
	RCF Facility	TL Facility
The Bank of Nova Scotia	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Bank of Montreal	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
ING Capital LLC	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
National Bank of Canada	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
MUFG Bank, Ltd., Canada Branch	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Bank of America, N.A. Canada Branch	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Canadian Imperial Bank of Commerce	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Bank of China Toronto Branch	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Total	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE B
COMPLIANCE CERTIFICATE

TO: THE BANK OF NOVA SCOTIA, as administrative agent

I, ____________________, the [senior financial officer] of Equinox Gold Corp. ("Equinox"), hereby certify that, not in a personal capacity and without personal liability:

1. I am the duly appointed [senior financial officer] of Equinox named in the fourth amended and restated credit agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox, Solius AcquireCo Inc., Leagold Mining Corporation, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Equinox pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

4. As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(m), (n), (o), (p) and (q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Percentage	Required Amount or Percentage
(a) Net Senior Leverage Ratio		See Section 11.1(m)
(a) Total Net Leverage Ratio		See Section 11.1(n)
(b) Interest Coverage Ratio		See Section 11.1(o)
(c) Tangible Net Worth		$550,000,000
(d) Minimum Liquidity		$50,000,000

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

5. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

Fourth Amended and Restated Credit Agreement - Equinox

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Fourth Amended and Restated Credit Agreement - Equinox

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

Net Senior Leverage Ratio

Net Senior Indebtedness	$	(A)
Rolling EBITDA	$	(B)
Net Senior Leverage Ratio (Actual)		(A:B)

Net Senior Leverage Ratio (Max. Permitted): < 2.50:1

Compliance [Yes]/[No]

Total Net Leverage Ratio

Total Indebtedness	$	(D)
Unrestricted Cash	$	(B)
Rolling EBITDA	$	(C)
Total Net Leverage Ratio (Actual)		(D-B:C)

Total Net Leverage Ratio (Max. Permitted): < 4.00:1

Compliance [Yes]/[No]

Tangible Net Worth

Minimum Tangible Net Worth:		$550,000,000
Actual Tangible Net Worth:	$

Compliance [Yes]/[No]

Interest Coverage Ratio

Rolling EBITDA	$	(F)
Rolling Interest Service	$	(G)
Interest Coverage Ratio (Actual):	$	(F:G)

Interest Coverage Ratio (Min. Permitted): >4.00:1

Fourth Amended and Restated Credit Agreement - Equinox

Compliance [Yes]/[No]

Minimum Liquidity

Unrestricted Cash subject to the Security	$	(H)
The amount, if any, by which the amount of the Available Credit at such time exceeds the amount of credit outstanding under the RCF Facility at such time	$	(I)
Liquidity:	$	(H+I)

Minimum Liquidity (Min. Permitted): $50,000,000

Compliance [Yes]/[No]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the fourth amended and restated credit agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the "Administrative Agent").  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the "Assignor") and _________________ (the "Assignee") agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor's rights and obligations under the Credit Agreement with respect to the [TL] [RCF] Facility (the "Facility") as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor's Individual Commitment with respect to the Facility as in effect on the Effective Date, the credit extended by the Assignor under the Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Facility).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the "Effective Date") shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

Fourth Amended and Restated Credit Agreement - Equinox

(d) The Assignee hereby agrees to the specific Individual Commitment under the Facility of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f) The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Name: Title:

[ASSIGNEE]

By:
Name: Title:

Address

Attention:

Fourth Amended and Restated Credit Agreement - Equinox

Acknowledged and agreed to as of this ___________ day of ___________, 20______.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:

By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

[1] EQUINOX GOLD CORP.
By:
Name:
Title:

[2] SOLIUS ACQUIRECO INC.
By:
Name:
Title:

[3] LEAGOLD MINING CORPORATION
By:
Name:
Title:

1 Only required if no Default has occurred and is continuing.

2 Only required if no Default has occurred and is continuing.

3 Only required if no Default has occurred and is continuing.

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:	The Bank of Nova Scotia, as Administrative Agent

[Redacted - Personal Information]
150 King Street West, 6th Floor
Toronto, Ontario M5H 1J9
Attention: [Redacted - Personal Information]
Email: [Redacted - Personal Information]

With a copy to:

[Redacted - Personal Information]
40 Temperance Street, 6th Floor
Toronto, Ontario  M5H 1Y4
Attention:  [Redacted - Personal Information]
Email:  [Redacted - Personal Information]

RE:	Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Credit Facility:
Availment Option:
Amount:
If Term Benchmark Loan, Interest Period:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

Fourth Amended and Restated Credit Agreement - Equinox

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

[EQUINOX GOLD CORP.[4] / SOLIUS ACQUIRECO INC. / LEAGOLD MINING CORPORATION]
By:
Name:
Title:

By:
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:	The Bank of Nova Scotia, as Administrative Agent

[Redacted - Personal Information]
150 King Street West, 6th Floor
Toronto, Ontario M5H 1J9
Attention: [Redacted - Personal Information]
Email: [Redacted - Personal Information]

With a copy to:

[Redacted - Personal Information]
40 Temperance Street, 6th Floor
Toronto, Ontario  M5H 1Y4
Attention:  [Redacted - Personal Information]
Email:  [Redacted - Personal Information]

RE:	Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the [TL] [RCF] Facility on [date of rollover] as follows:

Loans

Maturity Date of Maturing Term Benchmark Loan
Principal Amount of Maturing Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of New Term Benchmark Loan		months

Fourth Amended and Restated Credit Agreement - Equinox

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

Fourth Amended and Restated Credit Agreement - Equinox

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

[EQUINOX GOLD CORP. / SOLIUS ACQUIRECO INC. / LEAGOLD MINING CORPORATION]

By:
Name:
Title:

By:
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia, as Administrative Agent

[Redacted - Personal Information]
150 King Street West, 6th Floor
Toronto, Ontario M5H 1J9
Attention: [Redacted - Personal Information]
Email: [Redacted - Personal Information]

With a copy to:

[Redacted - Personal Information]
40 Temperance Street, 6th Floor
Toronto, Ontario  M5H 1Y4
Attention:  [Redacted - Personal Information]
Email:  [Redacted - Personal Information]

RE:	Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the [TL] [RCF] Facility on [date of conversion] as follows:

Converting From	Converting Into

Term Benchmark Loans Maturity Date of ______ Maturing Term Benchmark Loan Principal Amount of $_____________ Maturing Term Benchmark Loan Portion Thereof to $_____________ be converted	Term Benchmark Loans Principal $_____________ Amount of New Term Benchmark Loan Interest _____ months Period of New Term Benchmark Loan
Base Rate Loans	Base Rate Loan
Principal Amount $_____________ of Base Rate Loan to be converted	Principal $_____________ Amount of New Base Rate Loan
Portion Thereof $_____________ to be converted

Fourth Amended and Restated Credit Agreement - Equinox

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

[EQUINOX GOLD CORP. / SOLIUS ACQUIRECO INC. / LEAGOLD MINING CORPORATION]

By:
Name:
Title:

By:
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE G
CORPORATE STRUCTURE

[Redacted - Commercially Sensitive Information]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE H
APPLICABLE RATES

Level	Total Net Leverage Ratio	Base Rate Loan interest rate margin	Term Benchmark Loan interest rate margin and Letter issuance fee rate	Standby Fee on RCF Facility
I	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
II	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
III	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
IV	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
V	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
VI	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
VII	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE I
GUARANTEE, SECURITY DOCUMENTS

[Redacted - Commercially Sensitive Information]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE J
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended, modified, supplemented or restated from time to time, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the "Administrative Agent").  Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1. By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE K
MATERIAL AGREEMENTS

1. Common Occupational Agreement between DMSL and Ejido Carrizalillo, dated April 1, 2019 in respect of real property interests and surface access rights related to the Los Filos Mine;

2. Common Occupational Agreement between DMSL and Bienes Comunales de Mezcala, dated October 18, 2019 in respect of real property interests and surface access rights related to the Los Filos Mine;

3. Common Occupational Agreement between DMSL and Bienes Comunales de Xochipala, dated June 7, 2019 in respect of real property interests and surface access rights related to the Los Filos Mine;

4. Royalty Agreement between Telegraph Gold Inc., Viceroy Gold Corporation, Castle Mountain Venture and Franco-Nevada U.S. Corporation dated April 11, 2016;

5. Royalty agreement between Equinox Gold Corp., Luna Gold Corp., Mineracao Aurizona S.A. and Sandstorm Gold Ltd. whereby Sandstorm holds a net smelter return royalty covering all future production from the Aurizona project processed through the Aurizona mill and requiring Luna Gold Corp. to pay Sandstorm a 3%-5% sliding scale royalty based on the price of gold, dated May 7, 2015;

6. State Mineral Extraction Lease PRC 8039.2 Lease Renewal and Amendment effective on October 1, 2002 and extended for a period of ten years, beginning October 1, 2012;

7. Mineral Lease and Landfill Facilities Lease Agreement between Hanson Natural Resources Company, Hospah Coal Company and Santa Fe Pacific Minerals Corporation, effective June 11, 1993;

8. Power Supply Contract between Comisión Federal de Electricidad and Desarrollos Mineros San Luis, S.A. de C.V. dated February 10, 2006;

9. Cyanide Supply Contract between The Chemours Company Mexicana S. DE R.L DE C.V and Desarrollos Mineros San Luis, S.A. de C.V. dated January 1, 2020; and

10. Common occupational agreement dated April 1, 2019 in respect of a portion of the real property interests and surface access rights related to the Los Filos Mine amongst the Ejido representatives as landowners and Desarrollos Mineros San Luis, S.A. de C.V. as the operator of the Los Filos Mine.

11. Greenstone Joint Venture Agreement.

12. Greenstone Stream Agreement.

13. Centerra Hardrock SPA and Centerra Debentures.

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE L
ROYALTIES

1. Production Royalty Agreement between Glamis Associates and Gold Fields Mining Corporation dated July 11, 1986.

2. Mineral Extraction Lease (No. PRC 8039.2) dated October 1, 2002 between California State Lands Commission and Newmont USA Limited as renewed and amended.

3. State Mineral Extraction Lease PRC 8039.2, Lease Renew and Amendment dated August 17, 2012 between California State Lands Commission and Western Mesquite Mines Inc.

4. Memorandum of Agreement dated 4 March 1996 between Bureau of land Management and California State Lands Commission, as amended 12 June 1997.

5. Royalty Agreement dated November 7, 2003 between Western Mesquite Mines, Inc. and Hospah Coal Company. The interests of Hospah Coal Company were assigned to Franco-Nevada U.S. Corporation on January 22, 2008.

6. Net Operating Cash Flow Royalty Agreement dated November 7, 2003 between Western Mesquite Mines, Inc. and Hospah Coal Company. The interests of Hospah Coal Company were assigned to Franco-Nevada U.S. Corporation on January 22, 2008.

7. Mineral Lease and Purchase Option Agreement dated October 20, 1982 between Richard L. Singer and Anna M. Singer and Gold Fields Mining Corporation as amended.

8. Production Royalty Deed dated January 15, 1984 from Gold Fields Mining Corporation to Richard L. Singer and Anna M. Singer.

9. Mining Deed and Royalty Agreement dated July 9, 1985 between Andrew F. Miller, Sr. and Thelma L. Miller and Gold Fields Mining Corporation.

10. Mining Deed and Royalty Agreement dated September 10, 1985 between Virginia R. Wade and Gold Fields Mining Corporation.

11. Mining Deed and Royalty Agreement dated as of November 4, 1985 between Thomas B. Thedford and Alice J. Thedford and Gold Fields Mining Corporation.

12. Mining Deed and Royalty Agreement dated December 18, 1985 between Hamilton E. McRae, III and Betty McRae and Charles R. Hoover and Gold Fields Mining Corporation.

13. Mining Deed and Royalty Agreement dated January 14, 1986 between Charles E. Wade and Gold Fields Mining Corporation as amending letter agreement dated July 7, 1986.

14. Mining Deed and Royalty Agreement dated January 15, 1986 between Lillian L. Kelly and Gold Fields Mining Corporation.

Fourth Amended and Restated Credit Agreement - Equinox

15. Mining Deed and Royalty Agreement date July 24, 1985 between Billy D. and Norma J. Kelly and Gold Fields Mining Corporation.

16. Royalty Agreement between Telegraph Gold Inc., Viceroy Gold Corporation, Castle Mountain Venture and Franco-Nevada U.S. Corporation dated April 11, 2016.

17. Royalty agreement between Equinox Gold Corp., Luna Gold Corp., Mineracao Aurizona S.A. and Sandstorm Gold Ltd. whereby Sandstorm holds a net smelter return royalty covering all future production from the Aurizona project processed through the Aurizona mill and requiring Luna Gold Corp to pay Sandstorm a 3%-5% sliding scale royalty based on the price of gold, dated May 7, 2015.

18. Royalty agreement between Luna Gold Corp., Mineracao Aurizona S.A. and Sandstorm Gold Ltd. whereby Sandstorm holds a net smelter return royalty covering approximately 200,000 hectares of exploration properties held by Luna Gold Corp and requiring Luna Gold Corp to pay Sandstorm a royalty of 2% on production from these properties, dated May 7, 2015.

PRE-EXISTING LEAGOLD ROYALTIES

Mexico

19. Discovery premium for the Mexican Geological Service (Servicio Geologico Mexicano) equivalent to a 3% production royalty on Xochipala Fracc. I, title 216166, concession.

20. Discovery premium for the Mexican Geological Service (Servicio Geologico Mexicano) equivalent to a 3% production royalty on Xochipala Fracc. II, title 216167, concession.

21. Discovery premium for the Mexican Geological Service (Servicio Geologico Mexicano) equivalent to a 3% production royalty on Xochipala, title 217850, concession.

22. Discovery premium for the Mexican Geological Service (Servicio Geologico Mexicano) equivalent to a 2.5% production royalty on East Block, title 242454, concession.

23. Discovery premium for the Mexican Geological Service (Servicio Geologico Mexicano) equivalent to a 2.5% production royalty on West Block, title 242455, concession.

24. Assignment of Rights Agreement dated December 18, 2013 between Desarrollos Mineros San Luis, S.A. de C.V. and L.C. Mines, S.A. de C.V. through which the mining concessions East Block, title 242454 and West Block, title 242455, were assigned to Desarrollos Mineros San Luis, S.A. de C.V. for US$15,744,000.00 plus VAT and a 0.75% to 1.75% sliding scale net smelter return royalty based on the price of gold.

Brazil

25. A 1.5% gross revenue royalty (after deduction of applicable selling taxes), payable to the Brazilian Federal Government on the gold ore sold or consumed at the Santa Luz Desenvolvimento Mineral Ltda. mines (CFEM).

Fourth Amended and Restated Credit Agreement - Equinox

26. A 1.5% gross revenue royalty (after deduction of applicable selling taxes), payable to the Brazilian Federal Government on the gold ore sold or consumed at the Mineração Riacho dos Machados Ltda. mines (CFEM).

27. A 1.5% gross revenue royalty (after deduction of applicable selling taxes), payable to the Brazilian Federal Government on the gold ore sold or consumed at the Fazenda Brasileiro Desenvolvimento Mineral Ltda. mines (CFEM).

28. A 1% gross revenue royalty, payable by Santa Luz Desenvolvimento Mineral Ltda. to Companhia Sisal do Brasil ("COSIBRA"), due to its ownership of surface rights over the C1, Antas 2, and Antas 3 areas, pursuant to the agreement entered into by Santa Luz Desenvolvimento Mineral Ltda. and COSIBRA on November 19, 2010 (per Section 4.1 thereof).

29. A 2% royalty payable by Santa Luz Desenvolvimento Mineral to Companhia Baiana de Pesquisa Mineral, on any gold extracted within Mining Concession No. 870.394/1983, covering the east portion of the C1 deposit, less applicable taxes. To the extent other land subject to the Companhia Baiana de Pesquisa Mineral agreements is developed and mining concessions obtained, the same 2% royalty shall apply.

30. Mineração Riacho dos Machados Ltda. should pay Serra da Borda Mineração e Metalurgia S.A. a 1% royalty on the sale of gold processed at the RDM Mine, net from the costs of refining, transportation, insurance and freight, taxes, fees and gross revenue royalty (after deduction of applicable selling taxes), payable to the Brazilian Federal Government on the gold ore sold or consumed at the applicable mine (CFEM).

31. Mineração Riacho dos Machados Ltda. should pay Serra da Borda Mineração e Metalurgia S.A. a 2% royalty on the net smelter return obtained from the RDM Mine with the production of other minerals at RDM Mine.

32. A 0.75% contractual gross revenue royalty payable by Fazenda Brasileiro Desenvolvimento Mineral Ltda. arising under a royalty agreement with a surface land owner.

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE M
SUBSIDIARIES OF EQUINOX

Subsidiary	Jurisdiction of Incorporation
Equinox Gold Corp.	British Columbia
NewCastle Gold Ltd.	British Columbia
Telegraph Gold Inc.	Ontario, continued into British Columbia
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Luna Gold Corp.	Canada
Aurizona Goldfields Corporation	Canada
Solius Holdco Inc.	Delaware
Solius AcquireCo Inc.	Delaware
Equinox Gold (USA) Inc.	Nevada
Western Mesquite Mines, Inc.	Nevada
Viceroy Gold Corporation	Delaware
Castle Mountain Venture	California
Luna Gold Pesquisa Mineral LTDA	Brazil
Mineração Aurizona S.A.	Brazil
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Leagold Mining Corporation	British Columbia
Leagold (BC) Holding Corporation	British Columbia
MXN Silver Corp.	Barbados
[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Leagold Netherlands B.V.	The Netherlands
Leagold LatAm Holdings B.V.	The Netherlands
Leagold RDM Holdings B.V.	The Netherlands
Leagold Fazenda Holdings B.V.	The Netherlands
Leagold Santa Luz Holdings B.V.	The Netherlands

Fourth Amended and Restated Credit Agreement - Equinox

[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
Mineração Riacho Dos Machados Ltda.	Brazil
Fazenda Brasileiro Desenvolvimento Mineral Ltda.	Brazil
Santa Luz Desenvolvimento Mineral Ltda.	Brazil
Administración Los Filos, S.A.P.I de C.V.	Mexico
Leagold Mexico S.A.P.I de C.V.	Mexico
Mina Leagold Los Filos S.A.P.I de C.V.	Mexico
Desarollos Mineros San Luis S.A. de C.V.	Mexico
Exploradora de Yacimientos Los Filos S.A. de C.V.	Mexico
Minera Thesalia, S.A. de C.V.	Mexico
Premier Gold Mines Hardrock Inc.	Ontario
OMF Fund II (Sc) Ltd.	British Columbia
Greenstone Gold Mines GP Inc.	Canada
Greenstone Gold Mines LP	Manitoba
Premier Gold Mines Ltd.	Ontario

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE N
PENSION PLAN

None.

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE O
ENVIRONMENTAL COMPLIANCE

None.

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE P
REIMBURSEMENT INSTRUMENT

TO:	The Bank of Nova Scotia, as Administrative Agent

[Redacted - Personal Information]
150 King Street West, 6th Floor
Toronto, Ontario M5H 1J9
Attention: [Redacted - Personal Information]
Email: [Redacted - Personal Information]

WITH A COPY TO:	[Redacted - Personal Information] 40 Temperance Street, 6th Floor Toronto, Ontario M5H 1Y4 Attention: [Redacted - Personal Information] Email: [Redacted - Personal Information]
RE:	Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF GUARANTOR]

By:

By:

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE Q
EXISTING LETTERS

#	Provider	LC #	Amount	Insurer	Purpose
1	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]
2	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]	[Redacted - Commercially Sensitive Information]

Fourth Amended and Restated Credit Agreement - Equinox

SCHEDULE R
FORM OF ACCORDION AGREEMENT

Reference is made to the Fourth Amended and Restated Credit Agreement dated as of May 13, 2024 (as amended to the date hereof, the "Credit Agreement") between Equinox Gold Corp., Solius AcquireCo Inc. and Leagold Mining Corporation, as borrowers, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the "Administrative Agent").  Terms defined in the Credit Agreement are used herein as therein defined.

RECITALS:

Pursuant to Section 2.6(d) of the Credit Agreement, the Borrowers wish to designate the Accordion Lender defined below as an RCF Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the RCF Lenders, the Administrative Agent and [●] (the "Accordion Lender"), hereby agree as follows:

1. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.6 of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of an RCF Lender under the Credit Agreement having the Individual Commitment with respect to the RCF Facility set out in paragraph (ii) below. Accordingly all references in any Credit Documents to (a) any "RCF Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2. The Individual Commitment of the Accordion Lender with respect to the RCF Facility, and the address and the email address for the purposes of notices as provided in Section 16.1 of the Credit Agreement, are set out in the attached Annex I, and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

Fourth Amended and Restated Credit Agreement

6. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

EQUINOX GOLD CORP.
as Borrower	as Accordion Lender

By:	By:

Title:	Title:

SOLIUS ACQUIRECO INC.
as Borrower

By:

Title:
LEAGOLD MINING CORPORATION
as Borrower

By:

Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:

Title:

By:

Title:

Fourth Amended and Restated Credit Agreement